Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)
Fourth Quarter and Full Year 2022
Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 14, 2023, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2022. Unless otherwise indicated, all amounts are presented in U.S. dollars.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 102.

Abbreviations

BAP	Biodiversity Action Plans
BLM	Bureau of Land Management
BNL	Barrick Niugini Limited
Boroo	Boroo Pte Ltd.
CDCs	Community Development Committees
CHUG	Cortez Hills Underground
Commencement Agreement	Detailed Porgera Project Commencement Agreement
E&S Committee	Environmental and Social Oversight Committee
E&E	Exploration and Evaluation
ENRE	Ente Nacional Regulador de Electricidad, Argentina’s national power regulator
ESG	Environmental, Social and Governance
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
ESIA	Environmental and Social Impact Assessment
FEIS	Final Environmental Impact Statement
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
i-80 Gold	i-80 Gold Corp.
ICMM	International Council on Mining and Metals
IFRS	International Financial Reporting Standards
IRC	Internal Revenue Commission
IRP	Incident Review Process

IRR	Internal Rate of Return
KCD	Karagba, Chauffeur and Durba
Kumul Minerals	Kumul Minerals Holdings Limited
LBMA	London Bullion Gold Association
LIBOR	London Interbank Offered Rate
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
MRE	Mineral Resources Enga Limited
NOA	Notice of Availability
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
PNG	Papua New Guinea
Randgold	Randgold Resources
RC	Reverse Circulation
ROD	Record of Decision
Roundtable	Environmental, Social and Governance Raters Roundtable
SDG	Sustainable Development Goals
SML	Special Mining Lease
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
WACC	Weighted Average Cost of Capital
WTI	West Texas Intermediate

BARRICK YEAR-END 2022	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated permitting timelines related to the Goldrush Project, as well as opportunities for development in the Redhill mining zone during the permitting process; the planned updating of the historical Reko Diq feasibility study and targeted first production; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Pueblo Viejo plant expansion and mine life extension project, including approval of the final location of the additional TSF for Pueblo Viejo following submission of the ESIA in the Dominican Republic and changes to the estimated capital cost of that facility following the completion of pre-feasibility engineering, proposed Lumwana Super Pit Expansion, new mobile equipment fleet at Lumwana, and Veladero Phase 7 leach pad and power transmission line projects, solar power projects at NGM and Loulo-Gounkoto, the completion of final construction activities for the Turquoise Ridge Third Shaft, and the Jabal Sayid Lode 1 project; the potential development of a super pit at Lumwana; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; the timeline for execution and effectiveness of definitive agreements to implement the binding Commencement Agreement between PNG and BNL and the timeline for resolution of outstanding tax audits with PNG’s IRC; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), TSF management, responsible water use, biodiversity and human rights initiatives; Barrick’s engagement with local communities to manage the Covid-19 pandemic; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a ROD for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, approval of the final location of the additional TSF for Pueblo Viejo following submission of the ESIA in the Dominican Republic, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new SML for Porgera; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and

BARRICK YEAR-END 2022	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of
Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“total cash costs per ounce”
■“C1 cash costs per pound”
■“all-in sustaining costs per ounce/pound”
■“all-in costs per ounce” and
■“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 71 to 89. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 90. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK YEAR-END 2022	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

5	Overview
	5	Our Vision
	5	Our Business
	5	Our Strategy
	6	Financial and Operating Highlights
	9	Key Business Developments
	12	Outlook for 2023
	16	Environmental, Social and Governance
	19	Market Overview
	20	Reserves and Resources
	22	Risks and Risk Management
	24	Production and Cost Summary
26	Operating Performance
	27	Nevada Gold Mines
		28	Carlin
		31	Cortez
		33	Turquoise Ridge
		35	Other Mines - Nevada Gold Mines
	36	Pueblo Viejo
	38	Loulo-Gounkoto
	40	Kibali
	42	Veladero
	44	North Mara
	46	Bulyanhulu
	48	Other Mines - Gold
	50	Other Mines - Copper
51	Growth Project Updates
53	Exploration and Mineral Resource Management

58	Review of Financial Results
	58	Revenue
	59	Production Costs
	60	Capital Expenditures
	61	General and Administrative Expenses
	61	Exploration, Evaluation and Project Costs
	62	Finance Costs, Net
	62	Additional Significant Statement of Income Items
	63	Income Tax Expense
65	Financial Condition Review
	65	Balance Sheet Review
	65	Shareholders’ Equity
	65	Financial Position and Liquidity
	66	Summary of Cash Inflow (Outflow)
	67	Summary of Financial Instruments
68	Commitments and Contingencies
69	Review of Quarterly Results
70	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
70	IFRS Critical Accounting Policies and Accounting Estimates
71	Non-GAAP Financial Measures
90	Technical Information
90	Endnotes
102	Glossary of Technical Terms
103	Mineral Reserves and Mineral Resources Tables
112	Management’s Responsibility
112	Management’s Report on Internal Control Over Financial Reporting
113	Independent Auditor’s Report
117	Financial Statements
122	Notes to Consolidated Financial Statements

BARRICK YEAR-END 2022	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Overview

Our Vision
We strive to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners.

Our Business
Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in thirteen producing gold mines, including six Tier One Gold Assets1 and a diversified exploration portfolio positioned for growth in many of the world’s most prolific gold districts. These gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. Our three copper mines are located in Zambia, Chile and Saudi Arabia. Our exploration and development projects are located throughout the world, including the Americas, Asia and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on exchange. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

2022 REVENUE ($ millions)

Our Strategy
Our strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and our local communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:1

Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets3 and Strategic Assets4 with an emphasis on organic growth to leverage our existing footprint. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. The required IRR for Tier One Gold Assets and Tier Two Gold Assets is 15% and 20%, respectively, based on our long-term gold price assumption. The required IRR for Tier One Copper Assets is 15% based on our long-term copper price assumption.
■Invest in exploration across extensive land positions in many of the world’s most prolific gold and copper districts.
■Maximize the long-term value of our strategic Copper Business5.
■Sell non-core assets over time in a disciplined manner.

Operational Excellence
■Strive for zero harm workplaces.
■Operate a flat management structure with a strong ownership culture.
■Streamline management and operations, and hold management accountable for the businesses they manage.
■Leverage innovation and technology to drive industry-leading efficiencies.
■Build trust-based partnerships with our host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability
■Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.
■Increase returns to shareholders, driven by a focus on return on capital, IRR and free cash flow6.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 90.

BARRICK YEAR-END 2022	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Financial Results ($ millions)
Revenues	2,774	2,527	10%	11,013	11,985	(8)%	12,595
Cost of sales	2,093	1,815	15%	7,497	7,089	6%	7,417
Net (loss) earnings[a]	(735)	241	(405)%	432	2,022	(79)%	2,324
Adjusted net earnings[b]	220	224	(2)%	1,326	2,065	(36)%	2,042
Adjusted EBITDA[b]	1,286	1,155	11%	5,613	7,258	(23)%	7,492
Adjusted EBITDA margin[b,c]	46%	46%	0%	51%	61%	(16)%	59%
Minesite sustaining capital expenditures[b,d]	557	571	(2)%	2,071	1,673	24%	1,559
Project capital expenditures[b,d]	324	213	52%	949	747	27%	471
Total consolidated capital expenditures[d,e]	891	792	13%	3,049	2,435	25%	2,054
Net cash provided by operating activities	795	758	5%	3,481	4,378	(20)%	5,417
Net cash provided by operating activities margin[f]	29%	30%	(3)%	32%	37%	(14)%	43%
Free cash flow[b]	(96)	(34)	(182)%	432	1,943	(78)%	3,363
Net (loss) earnings per share (basic and diluted)	(0.42)	0.14	(400)%	0.24	1.14	(79)%	1.31
Adjusted net earnings (basic)[b] per share	0.13	0.13	0%	0.75	1.16	(35)%	1.15
Weighted average diluted common shares (millions of shares)	1,759	1,768	(1)%	1,771	1,779	0%	1,778
Operating Results
Gold production (thousands of ounces)[g]	1,120	988	13%	4,141	4,437	(7)%	4,760
Gold sold (thousands of ounces)[g]	1,111	997	11%	4,141	4,468	(7)%	4,879
Market gold price ($/oz)	1,726	1,729	0%	1,800	1,799	0%	1,770
Realized gold price[b,g] ($/oz)	1,728	1,722	0%	1,795	1,790	0%	1,778
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,324	1,226	8%	1,241	1,093	14%	1,056
Gold total cash costs[b,g] ($/oz)	868	891	(3)%	862	725	19%	699
Gold all-in sustaining costs[b,g] ($/oz)	1,242	1,269	(2)%	1,222	1,026	19%	967
Copper production (millions of pounds)[g]	96	123	(22)%	440	415	6%	457
Copper sold (millions of pounds)[g]	99	120	(18)%	445	423	5%	457
Market copper price ($/lb)	3.63	3.51	3%	3.99	4.23	(6)%	2.80
Realized copper price[b,g] ($/lb)	3.81	3.24	18%	3.85	4.32	(11)%	2.92
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	3.19	2.30	39%	2.43	2.32	5%	2.02
Copper C1 cash costs[b,g] ($/lb)	2.25	1.86	21%	1.89	1.72	10%	1.54
Copper all-in sustaining costs[b,g] ($/lb)	3.98	3.13	27%	3.18	2.62	21%	2.23
	As at 12/31/22	As at 9/30/22	Change	As at 12/31/22	As at 12/31/21	Change	As at 12/31/20
Financial Position ($ millions)
Debt (current and long-term)	4,782	5,095	(6)%	4,782	5,150	(7)%	5,155
Cash and equivalents	4,440	5,240	(15)%	4,440	5,280	(16)%	5,188
Debt, net of cash	342	(145)	(336)%	342	(130)	(363)%	(33)
a.Net (loss) earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.Total consolidated capital expenditures also includes capitalized interest of $10 million and $29 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $8 million; 2021: $15 million; 2020: $24 million).
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (millions of pounds)

GOLD COST OF SALES[c], TOTAL CASH COSTS[d],	COPPER COST OF SALES[c], C1 CASH COSTS[d],
AND ALL-IN SUSTAINING COSTS[d] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[d] ($ per pound)

NET EARNINGS, ADJUSTED EBITDA[d] AND ADJUSTED EBITDA MARGIN[e]	ATTRIBUTABLE CAPITAL EXPENDITURES[f] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	RETURNS TO SHAREHOLDERS ($ millions)
a.On an attributable basis.
b.Based on the midpoint of the 2023 guidance range.
c.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
d.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
e.Represents adjusted EBITDA divided by revenue.
f.Total attributable capital expenditures also includes capitalized interest. Minesite sustaining and project capital expenditures are non-GAAP financial measures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

BARRICK YEAR-END 2022	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings6 - three months ended December 31, 2022 versus September 30, 2022
Net loss for the three months ended December 31, 2022 was $735 million compared to net earnings of $241 million in the prior quarter. The decrease was primarily due to the following items:
■a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon;
■the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by NGM to Gold Royalty Corp. occurring in the prior quarter; partially offset by
■an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $220 million for the three months ended December 31, 2022 was in line with the prior quarter as the increase in cost of sales per ounce/pound6 and lower copper sales volumes was largely offset by an increase in gold sales volume and a higher realized copper price6. Higher gold sales volume was attributed to a stronger performance at Cortez due to significantly increased ore tonnes mined from Crossroads and processed at the Cortez oxide mill as well as higher grades mined from Cortez Hills; at Carlin resulting from higher grades; and at Tongon reflecting higher grades, throughput and recoveries. This was partially offset by lower production at Pueblo Viejo due to decreased throughput, driven by planned maintenance and lower grades processed. Lower copper sales volumes were primarily driven by Lumwana due to lower grades processed in line with the mine plan and decreased throughput following a planned shutdown of the mill. The realized copper price6 was $3.81 per pound for the three months ended December 31, 2022, compared to $3.24 per pound in the prior quarter.
Refer to page 71 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings6 - year ended December 31, 2022 versus December 31, 2021
Net earnings for the year ended December 31, 2022 were $432 million compared to $2,022 million in the prior year. The decrease was primarily due to:
■a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon;
■a gain of $94 million ($213 million before tax and non-controlling interest) in acquisition/disposition gains, primarily resulting from the sale of Lone Tree occurring in the prior year;
■an impairment reversal of $64 million ($63 million before tax and non-controlling interests), primarily resulting from the sale of our 100% interest in Lagunas Norte, occurring in the prior year; partially offset by
■an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project; and
■the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $1,326 million for the year ended December 31, 2022 was $739 million lower than the prior year. The decrease in adjusted net earnings6 was primarily due to higher gold/copper cost of sales per ounce/pound7, lower gold sales volumes and lower realized copper prices6, partially offset by higher copper sales volumes. The increase in gold/copper cost of sales per ounce/pound7 was attributed to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine. Lower gold sales volumes were mainly due to the completion of Phase 1 mining in May 2022 at Long Canyon, lower grades processed at Pueblo Viejo, lower leach and refractory ore tonnes mined at Cortez, and lower throughput due to maintenance events at Turquoise Ridge. These impacts were partially offset by increased production at Carlin as the prior year was impacted by the mechanical mill failure at Carlin’s Goldstrike roaster, which occurred in May 2021. The increase in copper sales volumes primarily resulted from higher grades processed at Lumwana. The realized copper price6 was $3.85 per pound in 2022 compared to $4.32 per pound in the prior year.
Refer to page 71 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow6 - three months ended December 31, 2022 versus September 30, 2022
In the three months ended December 31, 2022, we generated $795 million in operating cash flow, compared to $758 million in the prior quarter. The increase of $37 million was primarily due to lower cash taxes paid and higher gold sales volumes. This was combined with an increase in realized copper prices6 and lower total cash costs per ounce6. These impacts were partially offset by higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in the second and fourth quarters. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts receivable. In addition, operating cash flow was also impacted by lower copper sales volumes and higher C1 cash costs per pound6.
Free cash flow6 for the three months ended December 31, 2022 was negative $96 million, compared to negative $34 million in the prior quarter, reflecting higher capital expenditures, partially offset by higher operating cash flows. In the three months ended December 31, 2022, capital expenditures on a cash basis were $891 million compared to $792 million in the prior quarter due to an increase in project capital expenditures6, partially offset by a slight decrease in minesite sustaining capital expenditures6. Project capital expenditures6 increased primarily due to the investment in a new mining fleet at Lumwana, the continued development of the Gounkoto underground expansion, as

BARRICK YEAR-END 2022	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
well as the solar plant projects at both Loulo-Gounkoto and NGM. Minesite sustaining capital expenditures6 decreased slightly compared to the prior quarter, primarily at Cortez due to lower capitalized waste stripping, partially offset by an increase in minesite sustaining capital expenditures6 at North Mara related to the procurement of key underground equipment.

Factors affecting Operating Cash Flow and Free Cash Flow6 - year ended December 31, 2022 versus December 31, 2021
For the year ended December 31, 2022, we generated $3,481 million in operating cash flow, compared to $4,378 million in the prior year. The decrease of $897 million was primarily due to higher gold/copper total cash costs/C1 cash costs per ounce/pound7, lower gold sales volumes and lower realized copper prices6. These impacts were partially offset by lower cash taxes paid and an increase in interest received on our cash balances resulting from an increase in market interest rates. Operating cash flow was further impacted by higher copper sales volumes.
For 2022, we generated free cash flow6 of $432 million compared to $1,943 million in the prior year. The decrease primarily reflects lower operating cash flows and higher capital expenditures. In 2022, capital expenditures on a cash basis were $3,049 million compared to $2,435 million in the prior year, mainly due to an increase in both minesite sustaining capital expenditures6 and project capital expenditures6. Higher minesite sustaining capital expenditures6 were mainly due to increased capitalized waste stripping at Lumwana and Cortez, combined with higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo. Project capital expenditures6 increased compared to the prior year, mainly due to the investment in a new mining fleet at Lumwana, the ramp-up of open pit operations at North Mara and the solar plant projects at both Loulo-Gounkoto and NGM.

Key Business Developments
Debt Management
On November 23, 2022, Barrick paid $307 million, including $2 million of accrued and unpaid interest, to purchase $319 million (notional value) of its 5.250% Notes due in 2042 through a tender transaction. A gain on debt extinguishment of $12 million was recorded in the fourth quarter of 2022. Combined with the repurchase of $56 million (notional value) of the 5.25% Notes due 2042 in the third quarter, this is expected to yield annualized interest savings of $20 million.

Credit Facility Extended and Sustainability-Linked Metrics Established
In May 2022, we completed an amendment and restatement of the Company’s undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the reference rate for floating interest on any US dollar funds drawn (currently nil), and the establishment of sustainability-linked metrics.
The sustainability-linked metrics incorporated into the revolving credit facility consist of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set.

Performance Dividend Policy
At the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below. Reflecting this policy, a quarterly dividend payment of $0.10 per share was declared by the Board of Directors at the February 14, 2023 meeting, comprised only of the base dividend of $0.10 per share based on our December 31, 2022 consolidated balance sheet. This follows dividend payments, including performance dividends, of $0.20 per share declared and paid in respect of each of the first and second quarters of 2022 and $0.15 per share declared and paid in respect of the third quarter of 2022.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Share Buyback Program
At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the purchase up to $1 billion of Barrick’s outstanding shares over the next 12 months. Barrick repurchased $424 million of shares in 2022 under its prior share buyback program, which was announced on February 16, 2022, and terminated in connection with the new program.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

BARRICK YEAR-END 2022	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Reconstituted Reko Diq Project
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion pre-feasibility studies and plans to finish the Reko Diq feasibility study update by the end of 2024, with 2028 targeted for first production.
The key fiscal terms for Reko Diq are a 5% NSR payable to the Provincial Government of Balochistan, a 1% NSR final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% NSR export processing zone surcharge.
Barrick recognized an impairment reversal of $120 million and a gain of $300 million on the increased ownership of the project in the fourth quarter of 2022. Refer to notes 4, 21 and 35 to the Financial Statements for more information.

Porgera Special Mining Lease Extension
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new SML, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement.
The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera was excluded from our 2022 guidance and will also be excluded from our 2023 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 21 and 35 to the Financial Statements for more information.

Covid-19 Pandemic
Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner. We continue to monitor developments around the world and believe we have positioned Barrick as best we can.

Mineral Resource Management Executive Changes
After 26 years of dedicated service, Rodney Quick resigned his position as Mineral Resource Management and Evaluation Executive on September 30, 2022 and departed from Barrick at the end of the year. Mr. Quick joined Randgold in 1996 and was involved in the exploration, evaluation, and production phases of all of Randgold’s projects since the discovery and development of the Morila gold mine. He became responsible for all project

BARRICK YEAR-END 2022	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
development and evaluation for Randgold in 2009 and assumed the Mineral Resource Management and Evaluation Executive role with Barrick upon the merger with Randgold in 2019. Mr. Quick was succeeded by Simon Bottoms effective October 1, 2022. Mr. Bottoms joined Randgold in 2013 and has served as the Mineral Resource Manager for Barrick’s Africa and Middle East region since the merger with Randgold.

Nevada Gold Mines Management Changes
After 19 years of distinguished service, Greg Walker retired from Barrick at the end of 2022. Mr. Walker joined Barrick in 2003 and has held progressively senior operational leadership roles during his tenure at Barrick, including as Senior Vice President, Operational and Technical Excellence before his appointment as Executive Managing Director, NGM in 2019. Mr. Walker was succeeded by Peter Richardson who was appointed Executive Managing Director, NGM on November 2, 2022. Mr. Richardson brings a diversified background with extensive experience in process engineering, project management, strategy and business development, as well as mining operations leadership. He was formerly Senior Vice President and Chief Operating Officer for Lundin Mining Corp. Mr. Walker served as Technical Advisor to NGM until his retirement on December 31, 2022.

Africa and Middle East Regional Management Changes
After 13 years of dedicated service, Willem Jacobs retired as Barrick's Chief Operating Officer for the Africa and Middle East region at the end of June 2022. Mr. Jacobs was initially employed by Randgold as the Chief Operating Officer for Central and East Africa before assuming his current role at the time of the merger with Randgold.
Mr. Jacobs was succeeded by Sebastiaan Bock. Mr. Bock joined Randgold in 2008 and previously served as Senior Vice-President, Chief Financial Officer for Barrick's Africa and Middle East region since the merger with Randgold.

Legal Executive Changes
On April 1, 2022, after 25 years of distinguished service, Rich Haddock transitioned from his position as General Counsel to a new role as Legal Advisor to Barrick. Over his tenure, Mr. Haddock played a critical role across the business, including most recently in the successful reconstitution of the Reko Diq project.
Poupak Bahamin was appointed to the role of General Counsel on April 1, 2022. Ms. Bahamin has over 25 years of experience practicing law and joined Barrick in February 2020, after nine years as a partner with Norton Rose Fulbright.

BARRICK YEAR-END 2022	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlook for 2023

Operating Division Guidance
Our 2022 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6 and 2023 forecast gold and copper production, cost of sales, total cash costs6 and all-in sustaining costs6 ranges by operating division are as follows:

Operating Division	2022 attributable production (000s ozs)	2022 cost of sales[a] ($/oz)	2022 total cash costs[b] ($/oz)	2022 all-in sustaining costs[b] ($/oz)	2023 forecast attributable production (000s ozs)	2023 forecast cost of sales[a] ($/oz)	2023 forecast total cash costs[b] ($/oz)	2023 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)[c]	966	1,069	877	1,212	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330
Cortez (61.5%)[d]	450	1,164	815	1,258	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010
Turquoise Ridge (61.5%)	282	1,434	1,035	1,296	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250
Phoenix (61.5%)	109	2,039	914	1,074	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190
Long Canyon (61.5%)	55	1,282	435	454	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160
Nevada Gold Mines (61.5%)	1,862	1,210	876	1,214	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220
Hemlo	133	1,628	1,409	1,788	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670
North America	1,995	1,238	912	1,252	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	428	1,132	725	1,026	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040
Veladero (50%)	195	1,628	890	1,528	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630
Porgera (47.5%)[e]	—	—	—	—	—	—	—	—
Latin America & Asia Pacific	623	1,306	777	1,189	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	547	1,153	778	1,076	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150
Kibali (45%)	337	1,243	703	948	320 - 360	1,080 - 1,160	710 - 770	880 - 960
North Mara (84%)	263	979	741	1,028	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320
Bulyanhulu (84%)	196	1,211	868	1,156	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240
Tongon (89.7%)	180	1,748	1,396	1,592	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320
Africa and Middle East	1,523	1,219	839	1,111	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[f,g,h]	4,141	1,241	862	1,222	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250

	2022 attributable production (M lbs)	2022 cost of sales[a] ($/lb)	2022 C1 cash costs[b] ($/lb)	2022 all-in sustaining costs[b] ($/lb)	2023 forecast attributable production (M lbs)	2023 forecast cost of sales[a] ($/lb)	2023 forecast C1 cash costs[b] ($/lb)	2023 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	267	2.42	1.89	3.63	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50
Zaldívar (50%)	98	3.12	2.36	2.95	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20
Jabal Sayid (50%)	75	1.52	1.26	1.36	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90
Total Copper[g]	440	2.43	1.89	3.18	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Included within our 61.5% interest in Carlin is NGM’s’ 100% interest in South Arturo.
d.Includes Goldrush.
e.Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 9 for further details.
f.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
g.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.
h.Includes corporate administration costs.

BARRICK YEAR-END 2022	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Division, Consolidated Expense and Capital Guidance
Our 2022 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures and 2023 forecast gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2022 Guidance[a]	2022 Actual	2023 Guidance[a]
Gold production
Production (millions of ounces)	4.20 - 4.60	4,141	4.20 - 4.60
Gold cost metrics
Cost of sales - gold ($ per oz)	1,070 - 1,150	1,241	1,170 - 1,250
Total cash costs ($ per oz)[b]	730 - 790	862	820 - 880
Depreciation ($ per oz)	300 - 330	339	320 - 350
All-in sustaining costs ($ per oz)[b]	1,040 - 1,120	1,222	1,170 - 1,250
Copper production
Production (millions of pounds)	420 - 470	440	420 - 470
Copper cost metrics
Cost of sales - copper ($ per lb)	2.20 - 2.50	2.43	2.60 - 2.90
C1 cash costs ($ per lb)[b]	1.70 - 1.90	1.89	2.05 - 2.25
Depreciation ($ per lb)	0.70 - 0.80	0.72	0.80 - 0.90
All-in sustaining costs ($ per lb)[b]	2.70 - 3.00	3.18	2.95 - 3.25
Exploration and project expenses	310 - 350	350	400 - 440
Exploration and evaluation	180 - 200	198	180 - 200
Project expenses	130 - 150	152	220 - 240
General and administrative expenses	~180	159	~180
Corporate administration	~130	125	~130
Stock-based compensation[c]	~50	34	~50
Other expense (income)	50 - 70	(268)	70 - 90
Finance costs, net	330 - 370	301	280 - 320
Attributable capital expenditures[d]
Attributable minesite sustaining[b,d]	1,350 - 1,550	1,678	1,450 - 1,700
Attributable project[b,d]	550 - 650	725	750 - 900
Total attributable capital expenditures[d]	1,900 - 2,200	2,417	2,200 - 2,600

a.Based on the communication we received from the Government of PNG that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our 2022 and 2023 guidance excludes Porgera. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 10 for further details. Guidance ranges also exclude Pierina which is producing incidental ounces while in closure.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.2022 actual results are based on a US$17.21 share price and 2023 guidance is based on a one-month trailing average ending December 31, 2022 of US$17.04 per share.
d.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid. Total attributable capital expenditures for 2022 actual results also includes capitalized interest of $14 million.

2023 Guidance Analysis
Estimates of future production, cost of sales per ounce7, total cash costs per ounce6 and all-in sustaining costs per ounce6 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production
We expect 2023 gold production to be in the range of 4.2 to 4.6 million ounces, which is unchanged from our guidance for 2022. We expect stronger year-over-year performance from Cortez, Pueblo Viejo and Turquoise Ridge, together with stable delivery across the remaining Tier One Gold
Assets1 as detailed further below. Notably at Turquoise Ridge, the commissioning of the Third Shaft in the fourth quarter of 2022, combined with increased availability and reliability of the Sage autoclave, is expected to deliver stronger production in 2023 relative to the prior year.
Our 2023 gold production guidance currently excludes Porgera. We expect to update our guidance following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. This is due to the uncertainty related to the timing and scope of future operations at Porgera following the decision to place the mine on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. We remain in constructive discussions with the Government of PNG and are optimistic about finding a solution to allow operations at Porgera to resume in 2023. Refer to page 10 for more information.

BARRICK YEAR-END 2022	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outside of our Tier One Gold Assets1, we expect the following significant changes in year-over-year production. As previously disclosed, mining temporarily ceased at Long Canyon in 2022. As such, the asset remains a residual leach operation in 2023 while Phase 2 is advanced through permitting with mining expected to recommence in 2026. At Veladero, we expect 2023 production to be impacted by lower recoveries from the heap leach as the operation works to address challenges with metallurgical recovery of planned ore feed from the pit, which partially accounted for the asset’s underperformance against 2022 guidance. We also expect higher year-over-year operating and capital expenditure largely due to significant inflationary pressures coupled with ongoing Argentine foreign exchange controls (as described further on page 43).
Across the four quarters of 2023, the Company’s gold production is expected to be the lowest in the first quarter. This is mainly due to lower grades at Kibali due to mine sequencing, the commissioning of the plant expansion at Pueblo Viejo, as well as roaster maintenance and the completion of the autoclave carbon-in-leach conversion at Goldstrike. Separately, major maintenance for the Gold Quarry roaster at Carlin is planned in the second quarter of 2023. As a result, we expect the Company’s gold production in the second half of 2023 to be stronger than the first half driven by the steady ramp-up of throughput at Pueblo Viejo, the completion of major roaster maintenance at NGM, as well as higher grades from Kibali and Crossroads (Phase 5) at Cortez due to mine sequencing.

Gold Cost of Sales per Ounce7
On a per ounce basis, cost of sales applicable to gold7, after removing the portion related to non-controlling interests, is expected to be in the range of $1,170 to $1,250 per ounce in 2023, compared to the 2022 actual result of $1,241 per ounce.
This reflects changes in the expected sales mix in 2023 with a higher contribution from Cortez and Pueblo Viejo (which are comparatively lower cost) offset by the impact of higher costs at certain other operations as described further in the Gold Total Cash Costs per Ounce6 section immediately below.

Gold Total Cash Costs per Ounce6
Total cash costs per ounce6 in 2023 is expected to be in the range of $820 to $880 per ounce, compared to the 2022 actual result of $862 per ounce.
This range is based on our expectation that energy pricing should remain the same or slightly moderate in 2023 compared to the levels reached in 2022, which we expect to help offset inflationary pressures throughout our supply chain. This range is also based on planned improved productivity following commissioning of both the plant expansion at Pueblo Viejo and Third Shaft at Turquoise Ridge, as well as the renewal of the mining fleet across several mines in the Company.
In North America, our 2023 guidance for total cash costs per ounce6 for NGM of $790 to $850 per ounce compares to the 2022 actual result of $876 per ounce. The higher contribution from Cortez, which has a comparatively lower cost on a per ounce basis, is expected to drive lower costs for NGM year-over-year.
In Latin America & Asia Pacific, total cash costs per ounce6 at Pueblo Viejo are expected to be slightly higher than 2022 as the impact of lower grades (in line with the mine and stockpile processing plan) is partially offset by the benefit of higher throughput from the plant expansion in the second half of 2023. As described earlier, we expect higher per ounce costs at Veladero year-over-year, which we expect to drive a slight increase in total cash costs per ounce6 in 2023 at the regional level compared to 2022.
For Africa and Middle East, total cash costs per ounce6 are expected to be in line with 2022 with lower costs from Tongon largely offset by higher costs expected at Kibali, North Mara and Bulyanhulu, mainly due to inflationary pressures as well as optimizations to the mineplan which impacted open pit development and stockpile management for our operations in Tanzania.

Gold All-In Sustaining Costs per Ounce6
All-in sustaining costs per ounce6 in 2023 is expected to be in the range of $1,170 to $1,250 per ounce, compared to the 2022 actual result of $1,222 per ounce. This is based on the expectation that minesite sustaining capital expenditures6 on a per ounce basis will be higher than 2022 (refer to Capital Expenditures commentary below for further detail), which is partially offset by slightly lower total cash costs per ounce6 for the reasons described in the Gold Total Cash Costs per Ounce6 section above.

Copper Production and Costs
We expect 2023 copper production to be in the range of 420 to 470 million pounds, compared to actual production of 440 million pounds in 2022. Production in the second half of 2023 is expected to be stronger than the first half, mainly due to steadily increasing throughput at Lumwana as we execute on our owner-miner strategy and commission new fleet equipment. Separately, major maintenance at Zaldívar is scheduled in the first and third quarters of 2023 as reported by the operator, Antofagasta.
In 2023, cost of sales applicable to copper7 is expected to be in the range of $2.60 to $2.90 per pound, which compares to the actual result of $2.43 per pound for 2022. The expected increase compared to 2022 reflects higher C1 cash costs per pound6 at Zaldívar and to a lesser extent, Lumwana. C1 cash costs per pound6 guidance of $2.05 to $2.25 per pound for 2023 is higher than the 2022 actual result of $1.89 per pound, mainly driven by higher-cost inventory unwinding from the leach pad at Zaldívar due to the long leach cycle, as well as slightly lower grades at Lumwana relative to the prior year. Copper all-in sustaining costs per pound6 guidance of $2.95 to $3.25 for 2023 compares to the actual result of $3.18 in 2022 and is largely driven by lower minesite sustaining capital expenditures6 on a per pound basis at Lumwana (refer to Capital Expenditures commentary below for further detail) partially offset by higher C1 cash costs per pound6 at Zaldívar.

Exploration and Project Expenses
We expect to incur approximately $400 to $440 million of exploration and project expenses in 2023. This is an increase compared to our 2022 guidance range of $310 to $350 million, and is higher than the 2022 actual result of $350 million.
Within this range, we expect our exploration and evaluation expenditures in 2023 to be approximately $180 to $200 million. This is consistent with the 2022 actual result of $198 million and is unchanged from the guidance range for 2022. This expenditure will continue to support our resource and reserve conversion over the coming years.

BARRICK YEAR-END 2022	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
We also expect to incur approximately $220 to $240 million of project expenses in 2023, compared to $152 million in 2022. The key driver of this increase is the ongoing feasibility study update for the Reko Diq project in Pakistan and the Lumwana Super Pit pre-feasibility study. The remainder of the expected expenditure relates to Pascua-Lama as well as project evaluation costs across the rest of the portfolio, particularly in the Latin America & Asia Pacific region.

General and Administrative Expenses
In 2023, we expect corporate administration costs to be approximately $130 million, which represents the fourth consecutive year we have kept this guidance range unchanged, notwithstanding inflationary pressures over the course of 2022. This is in line with the actual result for 2022 of $125 million.
Separately, stock-based compensation expense in 2023 is expected to be approximately $50 million based on a share price assumption of $17.04.

Finance Costs, Net
In 2023, our guidance range for net finance costs of $280 to $320 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2023 is consistent with the actual result for 2022 of $301 million.

Capital Expenditures
Total attributable gold and copper capital expenditure for 2023 is expected to be in the range of $2,200 to $2,600 million. This compares to the actual spend for the 2022 year of $2,417 million. We continue to focus on the delivery of our project pipeline and expect attributable project capital expenditures6 to be in the range of $750 to $900 million in 2023, which is higher than our actual expenditures of $725 million in 2022. This higher level of spend reflects the final construction and commissioning activities for the plant expansion at Pueblo Viejo, which should transition to expenditure solely for the new Naranjo TSF by mid-2023. In addition, our solar power initiatives at Loulo-Gounkoto and NGM continue to progress as we advance towards our interim 2030 GHG emissions reduction target. The balance of expected project capital expenditures6 is mainly related to underground development and infrastructure at Goldrush, open pit development at North Mara and the new mining fleet at Lumwana as we execute our owner-miner strategy.
Attributable minesite sustaining capital expenditure6 for 2023 is expected to be in the range of $1,450 to $1,700 million, which compares to the actual spend for 2022 of $1,678 million. The guidance range for 2023 is split between our gold assets ($1,170 to $1,370 million) and copper assets ($280 to $330 million). Compared to the prior year, minesite sustaining capital expenditures6 in 2023 are expected to be approximately $100 million higher at NGM, driven by underground infrastructure development, haul truck replacements at Carlin, as well as the natural gas conversion project at the TS Power Plant. Significant underground infrastructure projects include the portals at Pete Bajo and Rita K, the Meikle paste plant as well as dewatering at Carlin. Offsetting this impact, minesite sustaining capital expenditures6 at Lumwana are expected to be approximately $80 million lower compared to 2022.

Effective Income Tax Rate
Based on a gold price assumption of $1,650/oz, our expected effective tax rate range for 2023 is 27% to 32%, unchanged from 2022. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2023 Guidance Assumption	Hypothetical Change	Impact on EBITDA[a] (millions)	Impact on TCC and AISC[a]

Gold price sensitivity	$1,650/oz	+/- $100/oz	‘+/-$590	‘+/-$5/oz
Copper price sensitivity	$3.50/lb	‘+/-$0.25/lb	‘+/- $110	‘+/-$0.01/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

BARRICK YEAR-END 2022	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Environmental, Social and Governance
Sustainability is entrenched in our DNA: our sustainability strategy is our business plan.
Barrick’s approach to sustainability is integrated and holistic; sustainability aspects and impacts do not occur in silos, but rather overlap and interlink, and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Our industry-first Sustainability Scorecard accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2022 Sustainability Scorecard, and updated metrics and targets for 2023, will be disclosed in our 2022 Sustainability Report, to be published in April 2023. The E&S Committee tracks our progress against all metrics.
In the fourth quarter of 2022, we hosted our Annual Roundtable, during which we discussed Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters. All of the leading ESG rating firms were invited and the content of the presentation was based on direct feedback from those ESG rating firms. The session included a discussion where attendees could ask questions and engage with the Group Sustainability Executive and other members of management. The intention of the Roundtable was to provide accurate and up-to-date information to the ESG ratings firms, allowing those ratings firms to make informed decisions with respect to their listed controversies.
In late 2022, our Lead Director and the Chair of the Compensation Committee met with significant shareholders representing approximately 30% of the issued and outstanding Barrick Shares (as at December 31, 2022) to provide an update on a variety of topics, including our performance, sustainability strategy, environmental goals, human capital strategy, continued active risk oversight of increasingly complex geopolitical dynamics, executive compensation matters, as well as key governance priorities, including Board composition, diversity, and renewal. The meetings were an instructive two-way discussion where we heard about our shareholders’ priorities, discussed Barrick’s sustainability vision and provided an opportunity for our performance to be constructively challenged.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to security forces across our sites.
In 2019, prior to Barrick’s acquisition of the minority shareholding of Acacia Mining plc, the LBMA commenced an IRP against North Mara, following complaints made by the UK-based non-governmental organization Rights and Accountability in Development. Due to the IRP, the refiner MMTC-PAMP appointed independent consultants, Synergy, to undertake an assessment of North Mara based on the LBMA’s Responsible Gold Guidance and the OECD Due Diligence Guidance. Synergy completed site assessments in both 2019 and 2021, as well as several desktop reviews during the process. During the fourth quarter of 2022, the LBMA confirmed that the IRP is now closed, citing Synergy’s findings that there has been significant measurable progress at North Mara since the original assessment in 2019, and the recommendation that MMTC-PAMP continues trading with North Mara. This concludes a multi-year process that provides independent

BARRICK YEAR-END 2022	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
support for the measurable progress and impact implementing Barrick’s sustainability strategy has had at North Mara.
We continue to face sporadic security challenges at North Mara as armed and coordinated trespassers continue to intermittently attempt to access the mine, and place our property and employees at risk. Intrusions have decreased since 2019 and have remained relatively stable in the subsequent years. We will continue with our ongoing extensive community engagement and development efforts in Tanzania.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”
We continue to implement our “Journey to Zero Harm” initiative, which is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the Group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.
We report our safety performance quarterly as part of both our E&S Committee meetings and to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.
Our safety performance in the fourth quarter of 2022 did not meet our high standards and regrettably we recorded two fatalities in December 2022, bringing the total number of fatalities for the year to five. The first fatality occurred at Loulo-Gounkoto of a contractor on December 14, 2022, and the second was at Kibali of an employee on December 22, 2022. Furthermore, in January 2023, two incidents occurred that resulted in fatalities: one at Jabal Sayid which resulted in the fatalities of two mining contractors; and one at Carlin that resulted in the fatality of an employee. Fatality incident investigations are underway and immediate Fatality Prevention Criteria and gap assessments are also being implemented across the Group. Group-wide Safety Intervention and Shift Change Interventions were and continue to be implemented to reinforce our safety procedures and communicate our core safety messages and expectations.
In terms of other key performance indicators, for the fourth quarter of 2022, our LTIFR8 was 0.23 and our TRIFR8 was 0.93. For the 2022 year, the LTIFR improved significantly to 0.29, and the TRIFR improved to 1.29.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but also because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. In April 2022, we published our first Tax Contribution Report which sets out, in detail, our economic contributions to host governments. We will continue to disclose such contributions on an annual basis.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
We continued our community development initiatives through our CDCs during the quarter. We invested more than $13 million in local community development projects during the fourth quarter of 2022 and $35 million for the full year 2022.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 19 environmental incidents during the fourth quarter of 2022 or for the full year 2022.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and

BARRICK YEAR-END 2022	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.
In November 2022, Barrick attended COP27 in Egypt as part of a delegation with the ICMM to observe and participate in debate on climate resilience and action solutions.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets1, to assess site-specific climate related risks and opportunities. This work continued throughout the fourth quarter of 2022 at Loulo-Gounkoto, Kibali and NGM, and we expect to complete this asset-level physical and transitional risk assessment in early 2023 and to disclose key findings in our 2022 Sustainability Report.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. This roadmap is published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that rely on technological advances.
We have also undertaken extensive work across our value chain in quantifying our Scope 3 (indirect value chain) emissions. This work has enabled us to develop a Scope 3 engagement roadmap that we will implement with our suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

Improve our disclosure on climate change
As part of our commitment to improve our disclosure on climate change, our Sustainability Report is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world. In addition, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions
As detailed in our 2021 Sustainability Report, Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
During the fourth quarter of 2022, the Group's total Scope 1 and 2 (location-based) GHG emissions were 1,890 kt CO2-e10. The Group’s full year Scope 1 and 2 (location-based) GHG emissions were approximately 2% below the prior year.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and

BARRICK YEAR-END 2022	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
(3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80% for 2022. Our water recycling and reuse rate for the fourth quarter of 2022 increased from the third quarter of 2022 to approximately 84%, and was approximately 83% for the full year 2022.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We continue to progress with our conformance to the GISTM. We have completed the consequence classification for a majority of our sites and the self-assessment for selected sites using the Conformance Protocols developed by the ICMM. A summary of our progress is expected to be made public in the third quarter of 2023.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs, which have been established at all our operational sites, during 2022. The BAPs outline our strategy to achieve net-neutral impacts for all key biodiversity features and their associated management plans.

Market Overview
The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.

Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2022, the gold price ranged from $1,615 per ounce to $2,070 per ounce. The average market price for the year of $1,800 per ounce represented an all-time annual high, albeit very close to the 2021 average of $1,799 per ounce.
During the year, the gold price remained strong as a result of geopolitical tensions, including the invasion of Ukraine by Russia, global economic uncertainty and the impact of concerns over inflation, tempered by a strengthening of the trade-weighted US dollar and a reduction in global gold exchange-traded fund holdings.
AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
Copper
During 2022, London Metal Exchange copper prices traded in a wide range of $3.15 per pound to an all-time high of $4.92 per pound, averaged $3.99 per pound, and closed the year at $3.80 per pound. Copper prices are heavily influenced by physical demand from emerging markets, especially China.
After copper prices fell to four-year lows in March 2020 due to initial concerns and near-term economic impacts from the spread of Covid-19, they subsequently rose to all-time highs in March 2022 as a result of a growth in economic activity led by the lifting of pandemic-related restrictions across the globe, low global stockpile levels, and the expected impact of global financial stimulus measures. Prices moderated over the remainder of the year as a result of a strengthening trade-weighted US dollar and ongoing pandemic-related lockdowns in China.

AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)
We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2022, we recorded 60 million pounds of copper sales still subject to final price settlement at an average provisional price of $3.80 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $23 million, holding all other variables constant.

Currency Exchange Rates
The results of our mining operations outside of the United States are affected by fluctuations in exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the

BARRICK YEAR-END 2022	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs.
Fluctuations in these exchange rates increase the volatility of our costs reported in US dollars. In 2022, the Australian dollar traded in a range of $0.62 to $0.77 against the US dollar, while the US dollar against the Canadian dollar, Argentine peso, and West African CFA franc ranged from $1.24 to $1.40, ARS 103 to ARS 177, and XOF 571 to XOF 688, respectively. Due to inflationary pressures in Argentina and the actions of the government, there was a continued weakening of the Argentine peso during the year. During 2022, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2022 beyond spot requirements.

Fuel
For 2022, the price of WTI crude oil traded in a wide range between $70 and $131 per barrel, with an average market price of $94 per barrel, and closed the year at $80 per barrel. Oil prices were significantly impacted by an increase in global economic activity, constrained supply, and geopolitical concerns especially following the invasion of Ukraine by Russia.

AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)
During 2022, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2022.

US Dollar Interest Rates
During March 2020, the US Federal Reserve lowered benchmark interest rates to a range of 0.00% to 0.25% as a result of the economic impacts of the spread of Covid-19 and kept rates at that level through the remainder of 2020 and all of 2021. In response to inflationary pressure, the US Federal Reserve raised benchmark interest rates during 2022 to a range of 4.25% to 4.50% by the end of the year. A lower level of growth in benchmark interest rates is currently expected during 2023 as those inflationary pressures are forecast to ease, but any changes to monetary policy will be dependent on economic data to be observed during the year.
At present, our interest rate exposure mainly relates to interest income received on our cash balances ($4.4 billion at December 31, 2022); the mark-to-market value of derivative instruments; the carrying value of certain non-current assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2022). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of our debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

Reserves and Resources11
For full details of our mineral reserves and mineral resources, refer to page 103 of the Fourth Quarter 2022 Report.

Gold Reserves
Barrick’s 2022 mineral reserves are estimated using a gold price assumption of $1,300 per ounce, relative to $1,200 per ounce in 2021. Both are reported to a rounding standard of two significant digits, which remains unchanged since 2019.
As of December 31, 2022, Barrick’s proven and probable gold reserves were 76 million ounces12 at an average grade of 1.67 g/t, compared to 69 million ounces13 at an average grade of 1.71 g/t in 2021. Year-over-year, reserves have increased by 6.7 million ounces, net of depletion, while maintaining grade despite an increase in the reserve price assumption.
Mineral reserve growth was led by Pueblo Viejo and the Africa and Middle East region, with nearly 12 million ounces of attributable proven and probable reserve gains in 2022 before depletion. Our strategy of investing in organic growth through exploration and mineral resource management, as well as a focus on quality assets continues to deliver successive reserve growth over and above annual depletion.
The Africa and Middle East region converted a net of 2.4 million ounces to attributable proven and probable reserves in 2022, before depletion, with contributions from Kibali, Loulo-Gounkoto, North Mara, Bulyanhulu and Tongon. At Loulo-Gounkoto, this was principally from extensions at the Yalea and Gara underground mines as well as the Faraba open pit replacing annual depletion. At Kibali, the completion of an updated underground feasibility study on the 11000 lode in KCD underground delivered a 0.62 million ounce increase in attributable proven and probable reserves before depletion. At North Mara, a focus on underground expansion at Gokona has successfully delivered a 0.44 million ounce increase in attributable proven and probable reserves before depletion.
The Latin America & Asia Pacific region converted a net of 7.3 million ounces to attributable proven and probable reserves. Most notably, Pueblo Viejo completed a pre-feasibility study for the new Naranjo TSF, adding 6.5 million ounces of attributable proven and probable reserves, net of depletion, and extending the mine life beyond 204012,14.
The North America region converted a net of 1.8 million ounces to attributable proven and probable reserves, before depletion. This was primarily driven by the completion of pre-feasibility studies for the Robertson open pit project at Cortez, as well as a new pushback in the

BARRICK YEAR-END 2022	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Hemlo open pit. As a result, Robertson’s maiden attributable proven and probable gold reserves are estimated at 1.0 million ounces at 0.46 g/t. This represents a milestone for Cortez as a key source of oxide mill feed in the mine plan. Similarly, the new Hemlo open pit pushback is expected to commence in 2027 adding 0.86 million ounces of gold at 1.49 g/t to probable reserves. Proven and probable attributable reserves for the region are now estimated at 31 million ounces at 2.54 g/t12.

ATTRIBUTABLE CONTAINED GOLD RESERVES12,13,a (Moz)
a Figures rounded to two significant digits.

ATTRIBUTABLE CONTAINED COPPER RESERVES12,13,a (Blb)
a Figures rounded to two significant digits.

Copper Reserves
For Barrick-operated assets, copper mineral reserves for 2022 are estimated using a copper price of $3.00 per pound relative to $2.75 per pound in 2021. Both are reported to a rounding standard of two significant digits, which remains unchanged from 2019.
As of December 31, 2022, attributable proven and probable copper mineral reserves were 12 billion pounds12 at an average grade of 0.38%. This is flat relative to the mineral reserves of 12 billion pounds13 at an average grade of 0.38% in the prior year. The Barrick-operated Lumwana and Jabal Sayid mines both increased year-over-year reserves, net of depletion, which was offset by depletion from the Antofagasta-operated Zaldívar mine. Before depletion, our copper portfolio converted a net of 640 million pounds to attributable proven and probable reserves in 2022.

Gold & Copper Mineral Resources
In 2022, all mineral resources were estimated using a gold price assumption of $1,700 per ounce and a copper price of $3.75 per pound, both up from $1,500 per ounce for gold and $3.50 per pound for copper in 2021 for Barrick-operated assets. Barrick’s mineral resources for 2022 continue to be reported on an inclusive basis, incorporating all areas that form mineral reserves. All open-pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within optimized mineable shapes.
Barrick’s total attributable gold mineral resources grew by nearly 10% relative to 2021, and total attributable copper mineral resources more than doubled, growing by 124% year-over-year, both net of annual depletion. This growth is driven by the successful completion of a preliminary economic assessment supporting the Lumwana Super Pit expansion, and the incorporation of Reko Diq following the reconstitution of the project in December 2022.
In the Africa and Middle East region, the Lumwana copper mineral resource base grew by 89%, net of depletion, relative to 2021, demonstrating strong potential as a Tier One Copper Asset3 and providing a robust basis for the ongoing pre-feasibility study.
The reconstitution of the Reko Diq project added an attributable 18 billion pounds of copper at 0.44% with 15 million ounces gold at 0.26 g/t to indicated resources, and an attributable 4.6 billion pounds of copper at 0.4% with 3.7 million ounces gold at 0.2 g/t to inferred resources12. These mineral resources reflect only three porphyries (H13, H14, H15) as well as the Tanjeel deposit within the cluster of Western Porphyries. Alongside the ongoing feasibility study update, the team is also planning to evaluate further known porphyry occurrences within the mining lease area.
North America also delivered growth in total attributable mineral resources, net of depletion, supporting future potential reserve growth in line with our strategy to fully replace depletion for the region within a five-year period. This was driven by underground resource extension drilling at both Goldstrike and Leeville in Carlin, as well as successful resource definition drilling at Goldrush and Robertson in Cortez, all of which support the potential for future reserve growth in this region. Measured and indicated attributable gold resources for the region increased by 2.8 million ounces to 73 million ounces at 2.16 g/t12, from 70 million ounces at 2.22 g/t in 202113. Importantly, inferred attributable gold resources also increased to 17 million ounces at 1.8 g/t12, from 16 million ounces at 2.0 g/t in 202113.
Barrick’s attributable measured and indicated gold resources for 2022 stand at 180 million ounces12 at 1.07 g/t, with a further 42 million ounces12 at 0.8 g/t of inferred resources. This compares to measured and indicated gold mineral resources of 160 million ounces13 at 1.50 g/t and inferred gold mineral resources of 42 million ounces at 1.3 g/t in 202113. The overall reduction in grade is due to the addition of Reko Diq.
Attributable measured and indicated copper resources for 2022 stand at 44 billion pounds12 at 0.39%, with a further 15 billion pounds12 at 0.4% of inferred resources. This compares to measured and indicated copper resources of 24 billion pounds13 at 0.35% and inferred copper resources of 2.1 billion pounds13 at 0.2% in 2021.
2022 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product. Barrick’s resources are reported to a rounding standard of two significant digits.

BARRICK YEAR-END 2022	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To achieve this, we:
■maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
■integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
■actively monitor key controls we rely on to achieve the Company’s objectives so they remain in place and are effective at all times; and
■provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight
We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The ESG & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Management Oversight
Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. Additionally, our most senior management-level body dedicated to sustainability is the Environmental & Social Oversight Committee which meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. At every quarterly meeting, the ESG & Nominating Committee and the Audit & Risk Committee are provided with updates on the key issues identified by management at these regular sessions.

Principal Risks
The following subsections describe some of our key sources of uncertainty and critical risk mitigation activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A.

Risk Factor	Risk Mitigation Strategy
Free cash flow[6] and costs
Our ability to improve productivity, drive down operating costs and working capital remains a focus in 2023 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through unification of business systems;
■Supply Chain is decentralized to the operations with a centralized Strategic Sourcing Group and is focused on mitigating the risks of rising costs and supply chain disruption; and
■A flat, operationally focused, agile management structure with a tenet in ownership culture.

BARRICK YEAR-END 2022	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Risk Factor	Risk Mitigation Strategy
Social license to operate
At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus and that reducing GHG emissions to counter the causes of climate change requires strong collective action by the mining industry.
■Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Conflict-Free Gold, Social Performance, Occupational Health and Safety, Environment and Human Rights;
■Use of our Sustainability Scorecard to track sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Established CDCs at each of our operational sites to identify community needs and priorities and to allocate funds to those initiatives most meaningful to the local community;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments;
■Our climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change;
■We continuously monitor developments around the world and work closely with our local communities on managing the impacts of health issues, such as Covid-19 or Ebola outbreaks, on our people and business; and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2023 and beyond, our overriding objective of growing free cash flow[6] continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

■Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to reserves and resources;
■Consolidate and secure dominant land positions in favored operating districts and emerging new prospective geological domains;
■Focus on economically feasible discoveries with potential Tier One[1] status;
■Optimize the value of underdeveloped projects; and
■Identify emerging opportunities and secure them through earn-in agreements or acquisition.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.
■Continued focus on generating positive free cash flow[6] by improving the underlying cost structures of our operations in a sustainable manner;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, repurchase outstanding debt and shares, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or the issuance of debt or equity securities.

BARRICK YEAR-END 2022	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	516	425	21%	1,862	2,036	(9%)	2,131
Cost of sales ($/oz)	1,257	1,242	1%	1,210	1,072	13%	1,029
Total cash costs ($/oz)[b]	906	924	(2%)	876	705	24%	702
All-in sustaining costs ($/oz)[b]	1,179	1,333	(12%)	1,214	949	28%	941
Carlin (61.5%)[c]
Gold produced (000s oz)	265	229	16%	966	923	5%	1,024
Cost of sales ($/oz)	1,081	1,137	(5%)	1,069	968	10%	976
Total cash costs ($/oz)[b]	878	943	(7%)	877	782	12%	790
All-in sustaining costs ($/oz)[b]	1,217	1,304	(7%)	1,212	1,087	11%	1,041
Cortez (61.5%)[d]
Gold produced (000s oz)	140	98	43%	450	509	(12%)	491
Cost of sales ($/oz)	1,284	1,056	22%	1,164	1,122	4%	958
Total cash costs ($/oz)[b]	848	770	10%	815	763	7%	678
All-in sustaining costs ($/oz)[b]	1,037	1,426	(27%)	1,258	1,013	24%	998
Turquoise Ridge (61.5%)
Gold produced (000s oz)	78	62	26%	282	334	(16%)	330
Cost of sales ($/oz)	1,518	1,509	1%	1,434	1,122	28%	1,064
Total cash costs ($/oz)[b]	1,089	1,105	(1%)	1,035	749	38%	711
All-in sustaining costs ($/oz)[b]	1,304	1,423	(8%)	1,296	892	45%	798
Phoenix (61.5%)[c]
Gold produced (000s oz)	30	30	0%	109	109	0%	126
Cost of sales ($/oz)	1,901	1,964	(3%)	2,039	1,922	6%	1,772
Total cash costs ($/oz)[b]	946	953	(1%)	914	398	130%	649
All-in sustaining costs ($/oz)[b]	1,037	1,084	(4%)	1,074	533	102%	814
Long Canyon (61.5%)
Gold produced (000s oz)	3	6	(50%)	55	161	(66%)	160
Cost of sales ($/oz)	1,812	1,769	2%	1,282	739	73%	869
Total cash costs ($/oz)[b]	616	662	(7%)	435	188	131%	236
All-in sustaining costs ($/oz)[b]	664	684	(3%)	454	238	91%	405
Pueblo Viejo (60%)
Gold produced (000s oz)	98	121	(19%)	428	488	(12%)	542
Cost of sales ($/oz)	1,215	1,097	11%	1,132	896	26%	819
Total cash costs ($/oz)[b]	764	733	4%	725	541	34%	504
All-in sustaining costs ($/oz)[b]	1,065	1,063	0%	1,026	745	38%	660
Loulo-Gounkoto (80%)
Gold produced (000s oz)	139	130	7%	547	560	(2%)	544
Cost of sales ($/oz)	1,216	1,220	0%	1,153	1,049	10%	1,060
Total cash costs ($/oz)[b]	822	845	(3%)	778	650	20%	666
All-in sustaining costs ($/oz)[b]	1,102	1,216	(9%)	1,076	970	11%	1,006
Kibali (45%)
Gold produced (000s oz)	97	83	17%	337	366	(8%)	364
Cost of sales ($/oz)	1,570	1,047	50%	1,243	1,016	22%	1,091
Total cash costs ($/oz)[b]	617	731	(16%)	703	627	12%	608
All-in sustaining costs ($/oz)[b]	981	876	12%	948	818	16%	778
Veladero (50%)
Gold produced (000s oz)	50	41	22%	195	172	13%	226
Cost of sales ($/oz)	2,309	1,430	61%	1,628	1,256	30%	1,151
Total cash costs ($/oz)[b]	954	893	7%	890	816	9%	748
All-in sustaining costs ($/oz)[b]	1,526	1,570	(3%)	1,528	1,493	2%	1,308
Porgera (47.5%)[e]
Gold produced (000s oz)	—	—	—	—	—	—	86
Cost of sales ($/oz)	—	—	—	—	—	—	1,225
Total cash costs ($/oz)[b]	—	—	—	—	—	—	928
All-in sustaining costs ($/oz)[b]	—	—	—	—	—	—	1,115

BARRICK YEAR-END 2022	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Tongon (89.7%)
Gold produced (000s oz)	63	41	54%	180	187	(4%)	255
Cost of sales ($/oz)	1,381	1,744	(21%)	1,748	1,504	16%	1,334
Total cash costs ($/oz)[b]	1,070	1,462	(27%)	1,396	1,093	28%	747
All-in sustaining costs ($/oz)[b]	1,404	1,607	(13%)	1,592	1,208	32%	791
Hemlo
Gold produced (000s oz)	38	28	36%	133	150	(11%)	223
Cost of sales ($/oz)	1,451	1,670	(13%)	1,628	1,693	(4%)	1,256
Total cash costs ($/oz)[b]	1,227	1,446	(15%)	1,409	1,388	2%	1,056
All-in sustaining costs ($/oz)[b]	1,557	1,865	(17%)	1,788	1,970	(9%)	1,423
North Mara
Gold produced (000s oz)	70	71	(1%)	263	260	1%	261
Cost of sales ($/oz)	1,030	956	8%	979	966	1%	992
Total cash costs ($/oz)[b]	758	737	3%	741	777	(5%)	702
All-in sustaining costs ($/oz)[b]	1,301	951	37%	1,028	1,001	3%	929
Buzwagi[f]
Gold produced (000s oz)					40	(100%)	84
Cost of sales ($/oz)					1,334	(100%)	1,021
Total cash costs ($/oz)[b]					1,284	(100%)	859
All-in sustaining costs ($/oz)[b]					1,291	(100%)	871
Bulyanhulu
Gold produced (000s oz)	49	48	2%	196	178	10%	44
Cost of sales ($/oz)	1,237	1,229	1%	1,211	1,079	12%	1,499
Total cash costs ($/oz)[b]	896	898	0%	868	709	22%	832
All-in sustaining costs ($/oz)[b]	1,401	1,170	20%	1,156	891	30%	895
Total Attributable to Barrick[g]
Gold produced (000s oz)	1,120	988	13%	4,141	4,437	(7%)	4,760
Cost of sales ($/oz)[h]	1,324	1,226	8%	1,241	1,093	14%	1,056
Total cash costs ($/oz)[b]	868	891	(3%)	862	725	19%	699
All-in sustaining costs ($/oz)[b]	1,242	1,269	(2%)	1,222	1,026	19%	967
a.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
d.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
e.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting in the third quarter of 2020.
f.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
g.Excludes Pierina, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 1, 2021 and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Lumwana
Copper production (millions lbs)	53	82	(35%)	267	242	10%	276
Cost of sales ($/lb)	3.56	2.19	63%	2.42	2.25	8%	2.01
C1 cash costs ($/lb)[a]	2.34	1.78	31%	1.89	1.62	17%	1.56
All-in sustaining costs ($/lb)[a]	4.86	3.50	39%	3.63	2.80	30%	2.43
Zaldívar (50%)
Copper production (millions lbs)	25	23	9%	98	97	1%	106
Cost of sales ($/lb)	3.55	3.20	11%	3.12	3.19	(2%)	2.46
C1 cash costs ($/lb)[a]	2.69	2.45	10%	2.36	2.38	(1%)	1.79
All-in sustaining costs ($/lb)[a]	3.60	2.94	22%	2.95	2.94	0%	2.25
Jabal Sayid (50%)
Copper production (millions lbs)	18	18	0%	75	76	(1%)	75
Cost of sales ($/lb)	1.72	1.58	9%	1.52	1.38	10%	1.42
C1 cash costs ($/lb)[a]	1.42	1.41	1%	1.26	1.18	7%	1.11
All-in sustaining costs ($/lb)[a]	1.54	1.52	1%	1.36	1.33	2%	1.24
Total Attributable to Barrick
Copper production (millions lbs)	96	123	(22%)	440	415	6%	457
Cost of sales ($/lb)[b]	3.19	2.30	39%	2.43	2.32	5%	2.02
C1 cash costs ($/lb)[a]	2.25	1.86	21%	1.89	1.72	10%	1.54
All-in sustaining costs ($/lb)[a]	3.98	3.13	27%	3.18	2.62	21%	2.23

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Review of Operating Performance
Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as management began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold and copper mines have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2022	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	36,209	43,388	(17)%	170,302	198,725	(14)%	223,148
Open pit ore	8,250	5,307	55%	24,540	37,670	(35)%	36,305
Open pit waste	26,572	36,701	(28)%	140,245	155,724	(10)%	181,675
Underground	1,387	1,380	1%	5,517	5,331	3%	5,168
Average grade (grams/tonne)
Open pit mined	1.55	1.47	5%	1.27	0.84	51%	1.14
Underground mined	9.24	8.61	7%	8.96	9.32	(4)%	9.67
Processed	2.53	2.69	(6)%	2.50	1.78	40%	2.02
Ore tonnes processed (000s)	10,052	7,594	32%	34,873	49,232	(29)%	43,174
Oxide mill	2,946	3,037	(3)%	11,964	12,334	(3)%	12,907
Roaster	1,365	1,408	(3)%	5,506	4,866	13%	5,222
Autoclave	995	1,172	(15)%	4,341	4,683	(7)%	5,418
Heap leach	4,746	1,977	140%	13,062	27,349	(52)%	19,627
Recovery rate[b]	80%	78%	3%	78%	79%	(1)%	80%
Oxide Mill[b]	76%	71%	7%	73%	77%	(5)%	73%
Roaster	86%	86%	0%	86%	86%	0%	86%
Autoclave	72%	66%	9%	67%	69%	(3)%	71%
Gold produced (000s oz)	516	425	21%	1,862	2,036	(9)%	2,131
Oxide mill	127	79	61%	350	364	(4)%	300
Roaster	265	236	12%	972	960	1%	1,070
Autoclave	94	83	13%	357	410	(13)%	468
Heap leach	30	27	11%	183	302	(39)%	293
Gold sold (000s oz)	511	424	21%	1,856	2,039	(9)%	2,134
Revenue ($ millions)	918	744	23%	3,428	3,773	(9)%	3,867
Cost of sales ($ millions)	645	531	21%	2,275	2,186	4%	2,186
Income ($ millions)	264	215	23%	1,144	1,675	(32)%	1,636
EBITDA ($ millions)[c]	426	332	28%	1,695	2,305	(26)%	2,232
EBITDA margin[d]	46%	45%	2%	49%	61%	(20)%	58%
Capital expenditures ($ millions)	169	191	(12)%	707	555	27%	583
Minesite sustaining[c]	128	163	(21)%	584	458	28%	459
Project[c]	41	28	46%	123	97	27%	124
Cost of sales ($/oz)	1,257	1,242	1%	1,210	1,072	13%	1,029
Total cash costs ($/oz)[c]	906	924	(2)%	876	705	24%	702
All-in sustaining costs ($/oz)[c]	1,179	1,333	(12)%	1,214	949	28%	941
All-in costs ($/oz)[c]	1,260	1,398	(10)%	1,280	997	28%	998
a.Barrick is the operator of Nevada Gold Mines and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
d.Represents EBITDA divided by revenue.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK YEAR-END 2022	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	11,846	17,574	(33)%	67,971	75,207	(10)%	72,820
Open pit ore	1,686	2,274	(26)%	6,424	6,472	(1)%	6,054
Open pit waste	9,367	14,524	(36)%	58,267	65,507	(11)%	63,579
Underground	793	776	2%	3,280	3,228	2%	3,187
Average grade (grams/tonne)
Open pit mined	2.99	2.34	28%	2.09	0.78	168%	2.08
Underground mined	7.88	7.98	(1)%	8.03	8.85	(9)%	9.36
Processed	4.29	3.42	25%	3.60	2.97	21%	3.69
Ore tonnes processed (000s)	2,497	2,902	(14)%	11,485	14,282	(20)%	12,195
Oxide mill	617	618	0%	2,448	2,735	(10)%	2,936
Roaster	1,126	1,161	(3)%	4,528	3,616	25%	3,743
Autoclave	503	555	(9)%	2,175	2,221	(2)%	3,071
Heap leach	251	568	(56)%	2,334	5,710	(59)%	2,445
Recovery rate[b]	81%	78%	4%	78%	77%	1%	79%
Roaster	86%	85%	1%	85%	85%	0%	86%
Autoclave	46%	47%	(2)%	44%	46%	(4)%	57%
Gold produced (000s oz)	265	229	16%	966	923	5%	1,024
Oxide mill	16	10	60%	48	51	(6)%	38
Roaster	221	184	20%	780	728	7%	784
Autoclave	19	24	(21)%	91	102	(11)%	161
Heap leach	9	11	(18)%	47	42	12%	41
Gold sold (000s oz)	266	226	18%	968	922	5%	1,024
Revenue ($ millions)	467	390	20%	1,752	1,653	6%	1,812
Cost of sales ($ millions)	291	261	11%	1,063	893	19%	999
Income ($ millions)	171	123	39%	685	733	(7)%	795
EBITDA ($ millions)[c]	226	168	35%	877	903	(3)%	983
EBITDA margin[d]	48%	43%	12%	50%	55%	(9)%	54%
Capital expenditures ($ millions)	85	76	12%	306	260	18%	231
Minesite sustaining[c]	85	76	12%	306	260	18%	231
Project[c]	0	0	0%	0	0	0%	0
Cost of sales ($/oz)	1,081	1,137	(5)%	1,069	968	10%	976
Total cash costs ($/oz)[c]	878	943	(7)%	877	782	12%	790
All-in sustaining costs ($/oz)[c]	1,217	1,304	(7)%	1,212	1,087	11%	1,041
All-in costs ($/oz)[c]	1,217	1,304	(7)%	1,212	1,087	11%	1,041
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
d.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	4	6	10
LTIFR[8]	0.00	1.76	0.69	1.19
TRIFR[8]	2.27	2.20	2.63	3.08
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on January 23, 2023, an incident occurred at Carlin which resulted in the tragic fatality of an employee. Fatality incident investigations are underway. Please refer to page 17 for further details.

Financial Results
Q4 2022 compared to Q3 2022
Carlin's income for the fourth quarter of 2022 was 39% higher than the prior quarter mainly due to a lower cost of sales per ounce7 and higher sales volume.
Gold production in the fourth quarter of 2022 was 16% higher compared to the prior quarter. As previously

BARRICK YEAR-END 2022	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
reported, processing of higher grades mined from the Goldstrike 5th NW layback was a significant contributor to fourth quarter production. In addition, higher production was driven by higher grades mined and processed from the Goldstar open pit.
Total tonnes mined in the fourth quarter of 2022 were 33% lower compared to the prior quarter, driven primarily by a transition in open pit mining from Goldstar to Gold Quarry as per the mine schedule, resulting in longer hauls and shovel movement. In addition, mining at the Goldstrike 5th NW layback was focused on ore haulage with waste stripping completed in the prior quarter. Open pit ore tonnes mined decreased by 26% due to longer hauls. The average open pit mined grade increased by 28% compared to the prior quarter driven by the Goldstrike 5th NW layback and Goldstar. Underground mined tonnes and grade were in line with the prior quarter.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 5% and 7% lower, respectively, than the prior quarter, mainly due to higher sales volumes, partially offset by an increase in natural gas prices. In the fourth quarter of 2022, all-in sustaining costs per ounce6 was 7% lower compared to the prior quarter mainly due to lower total cash costs per ounce6, combined with lower minesite sustaining capital expenditures6 on a per ounce basis.
Capital expenditures in the fourth quarter of 2022 were 12% higher than the prior quarter driven by the timing of mobile equipment deliveries, as well as the ramp-up of spend on both the autoclave carbon-in-leach conversion and underground paste plant projects at Goldstrike, partially offset by lower capitalized stripping in the Goldstar and Goldstrike open pits as waste stripping was completed in the prior quarter.

2022 compared to 2021
Carlin's income for 2022 was 7% lower than the prior year, mainly due to an increase in cost of sales per ounce7, partially offset by higher sales volume.

INCOME AND EBITDA6,a

a The results include NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter.

Gold production in 2022 was 5% higher compared to the prior year, mainly due to higher roaster production following the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, and its impact on production in the prior year. In addition, the current year benefited from higher production at the heap leach facilities.
Total tonnes mined in 2022 decreased by 10% compared to the prior year, mainly due to lower waste tonnes mined at the open pit operations. At the Goldstar open pit, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the prior year. This was partially offset by higher waste stripping at the Goldstrike 5th NW layback for most of the current year to meet tailings dam construction material requirements, as well as to provide access to higher grade ore in the fourth quarter of 2022. The average open pit grade mined increased by 168% compared to the prior year, primarily due to the advancement of mining in the Goldstrike and Goldstar open pits. Underground tonnes mined and the average grade mined were 2% higher and 9% lower, respectively, compared to the prior year, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

PRODUCTIONa (thousands of ounces)

a The results include NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter.
b Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2022 were 10% and 12% higher, respectively, than the prior year due to higher input costs driven by energy and consumable prices as well as the inclusion of the Nevada mining excise tax effective July 1, 2021, which more than offset the benefit of higher sales volumes. For 2022, all-in sustaining costs per ounce6 was 11% higher than the prior year, due to the impact of higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures in 2022 increased by 18% from the prior year driven by higher minesite sustaining capital6, which included higher spend on tailings dam construction, major improvement projects at all processing

BARRICK YEAR-END 2022	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
facilities, deliveries of mobile equipment at the open pit and underground operations, higher underground development, and higher capitalized drilling.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	966	950 - 1,030
Cost of sales[7] ($/oz)	1,069	900 - 980
Total cash costs[6] ($/oz)	877	730 - 790
All-in sustaining costs[6] ($/oz)	1,212	1,020 - 1,100

Gold production for 2022 was within the guidance range. Cost of sales per ounce7 and total cash costs per ounce6 were above the guidance range due to higher input costs, primarily driven by energy and consumable prices. All-in sustaining costs per ounce6 was higher than guidance mainly driven by higher total cash costs per ounce6 and increased minesite sustaining capital expenditures due to the same input cost drivers described above, which impacted capitalized stripping and underground development.

BARRICK YEAR-END 2022	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	17,427	18,896	(8)%	72,551	74,960	(3)%	85,740
Open pit ore	3,849	540	613%	7,096	15,456	(54)%	11,392
Open pit waste	13,238	17,993	(26)%	64,136	58,235	10%	73,240
Underground	340	363	(6)%	1,319	1,269	4%	1,108
Average grade (grams/tonne)
Open pit mined	1.33	0.44	202%	1.11	0.71	56%	0.56
Underground mined	10.20	9.43	8%	9.76	9.45	3%	9.86
Processed	1.82	3.21	(43)%	2.06	1.22	69%	1.41
Ore tonnes processed (000s)	4,170	1,092	282%	8,706	18,333	(53)%	13,019
Oxide mill	611	617	(1)%	2,510	2,548	(1)%	2,432
Roaster	239	247	(3)%	978	1,250	(22)%	1,479
Autoclave	n/a	n/a	n/a	n/a	10	n/a	n/a
Heap leach	3,320	228	1,356%	5,218	14,525	(64)%	9,108
Recovery rate	80%	81%	(1)%	80%	83%	(4)%	83%
Oxide Mill	77%	72%	7%	74%	78%	(5)%	75%
Roaster	84%	88%	(5)%	87%	88%	(1)%	87%
Autoclave	n/a	n/a	n/a	n/a	81%	n/a	n/a
Gold produced (000s oz)	140	98	43%	450	509	(12)%	491
Oxide mill	78	38	105%	183	192	(5)%	129
Roaster	44	52	(15)%	192	232	(17)%	286
Autoclave	n/a	n/a	n/a	n/a	1	n/a	n/a
Heap leach	18	8	125%	75	84	(11)%	76
Gold sold (000s oz)	137	99	38%	449	508	(12)%	491
Revenue ($ millions)	241	169	43%	809	913	(11)%	865
Cost of sales ($ millions)	175	105	67%	522	570	(8)%	470
Income ($ millions)	63	62	2%	277	337	(18)%	385
EBITDA ($ millions)[b]	122	90	36%	432	518	(17)%	523
EBITDA margin[c]	51%	53%	(4)%	53%	57%	(7)%	60%
Capital expenditures ($ millions)	42	80	(48)%	251	177	42%	235
Minesite sustaining[b]	22	63	(65)%	187	118	58%	145
Project[b]	20	17	18%	64	59	8%	90
Cost of sales ($/oz)	1,284	1,056	22%	1,164	1,122	4%	958
Total cash costs ($/oz)[b]	848	770	10%	815	763	7%	678
All-in sustaining costs ($/oz)[b]	1,037	1,426	(27)%	1,258	1,013	24%	998
All-in costs ($/oz)[b]	1,175	1,602	(27)%	1,400	1,129	24%	1,179
a.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	1	0	6	7
LTIFR[8]	0.95	0.00	1.45	1.81
TRIFR[8]	3.78	1.89	4.35	2.85
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Cortez’s income for the fourth quarter of 2022 was 2% higher than the prior quarter due to higher sales volume, largely offset by a higher cost of sales per ounce7.
Gold production in the fourth quarter of 2022 was 43% higher compared to the prior quarter. This was mainly driven by significantly higher ore tonnes mined from Crossroads and processed at the Cortez oxide mill and leach facilities, higher grades mined from Cortez Hills underground, and higher ore tonnes mined from the Goldrush development project, partially offset by lower open pit and underground stockpiles hauled and processed at the Carlin roasters.

BARRICK YEAR-END 2022	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Total tonnes mined in the fourth quarter of 2022 were 8% lower than the prior quarter. Open pit ore tonnes mined and the average grade mined were both significantly higher compared to the prior quarter, primarily driven by the transition from stripping at Crossroads (Phase 5) to oxide ore delivery, as previously disclosed, resulting in 26% lower waste tonnes mined. Underground tonnes mined were 6% lower while grade mined was 8% higher compared to the prior quarter due to mine sequencing as per the mine plan.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 22% and 10% higher, respectively, than the prior quarter, driven by the significant change in the sales mix to higher-cost open pit ounces which also carry higher depreciation expense, combined with higher energy prices. In the fourth quarter of 2022, all-in sustaining costs per ounce6 was 27% lower than the prior quarter, mainly due to lower minesite sustaining capital expenditures6, partially offset by higher total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2022 were 48% lower compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures6, which was driven by a decrease in capitalized waste stripping at Crossroads (Phase 5).

2022 compared to 2021
Cortez’s income in 2022 was 18% lower than the prior year, primarily due to a higher cost of sales per ounce7 and lower sales volume.

INCOME AND EBITDA6

Gold production in 2022 was 12% lower than the prior year. This was primarily driven by lower leach and refractory ore tonnes mined from both Crossroads and Pipeline, partially offset by an increase in grade from Cortez Hills underground as well as increased ore tonnes mined and processed from the Goldrush development project.
Total tonnes mined in 2022 were 3% lower, driven by lower ore tonnes mined from the three open pits (Crossroads, Cortez Pits, and Pipeline). Open pit ore tonnes mined were 54% lower compared to the prior year, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phase at Crossroads (Phase 5). Underground tonnes mined increased by 4% over the same prior year period, driven by increased development activity at Goldrush.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.
Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 4% and 7% higher, respectively, than the prior year mainly due to higher input costs driven by energy and consumable prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. For 2022, all-in sustaining costs per ounce6 increased by 24% compared to the prior year, driven by an increase in minesite sustaining capital expenditures6 and higher total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures in 2022 increased by 42% from the same prior year period, due to both higher minesite sustaining capital expenditures6 and project capital expenditures6. Minesite sustaining capital expenditures6 were 58% higher compared to the same prior year period, primarily due to an increase in capitalized waste stripping at Crossroads. Project capital expenditures6 were 8% higher due to increased development and exploration activities at Goldrush.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	450	480 - 530
Cost of sales[7] ($/oz)	1,164	970 - 1,050
Total cash costs[6] ($/oz)	815	650 - 710
All-in sustaining costs[6] ($/oz)	1,258	1,010 - 1,090

Gold production for 2022 was below the guidance range, mainly driven by delays in the ramp-up of the Goldrush development project as discussed on page 51. Cost of sales per ounce7 and total cash costs per ounce6 were above the guidance range due to lower production and sales, higher input costs driven by energy and consumable prices, as well as higher maintenance expense related to the haul truck fleet. All-in sustaining costs per ounce6 was also higher than guidance, mainly driven by higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6 due to the same input cost drivers as described above, which impacted capitalized stripping.

BARRICK YEAR-END 2022	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	366	241	52%	1,053	8,510	(88)%	15,483
Open pit ore	107	0	100%	131	3,020	(96)%	5,150
Open pit waste	4	0	100%	4	4,656	(100)%	9,460
Underground	255	241	6%	918	834	10%	873
Average grade (grams/tonne)
Open pit mined	1.04	n/a	n/a	1.13	1.69	(33)%	2.24
Underground mined	11.90	9.48	26%	11.08	10.69	4%	10.44
Processed	4.89	3.61	35%	4.26	3.31	29%	3.42
Ore tonnes processed (000s)	602	699	(14)%	2,541	3,793	(33)%	3,613
Oxide Mill	64	82	(22)%	329	434	(24)%	458
Autoclave	492	617	(20)%	2,166	2,452	(12)%	2,346
Heap leach	46	0	100%	46	907	(95)%	809
Recovery Rate	84%	78%	8%	81%	82%	(1)%	83%
Oxide Mill	88%	89%	(1)%	84%	83%	1%	88%
Autoclave	84%	78%	8%	81%	82%	(1)%	83%
Gold produced (000s oz)	78	62	26%	282	334	(16)%	330
Oxide Mill	3	1	200%	10	16	(38)%	16
Autoclave	75	59	27%	266	307	(13)%	306
Heap leach	0	2	(100)%	6	11	(45)%	8
Gold sold (000s oz)	74	64	16%	278	337	(18)%	332
Revenue ($ millions)	130	108	20%	501	607	(17)%	589
Cost of sales ($ millions)	112	95	18%	398	378	5%	353
Income ($ millions)	17	11	55%	98	229	(57)%	229
EBITDA ($ millions)[a]	49	36	36%	208	352	(41)%	342
EBITDA margin[b]	38%	33%	15%	42%	58%	(28)%	58%
Capital expenditures ($ millions)	23	28	(18)%	97	81	20%	51
Minesite sustaining[a]	15	19	(21)%	67	47	43%	24
Project[a]	8	9	(11)%	30	34	(12)%	27
Cost of sales ($/oz)	1,518	1,509	1%	1,434	1,122	28%	1,064
Total cash costs ($/oz)[a]	1,089	1,105	(1)%	1,035	749	38%	711
All-in sustaining costs ($/oz)[a]	1,304	1,423	(8)%	1,296	892	45%	798
All-in costs ($/oz)[a]	1,424	1,559	(9)%	1,405	993	41%	879
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	1	0	8	8
LTIFR[8]	1.39	0.00	2.74	2.85
TRIFR[8]	5.56	2.70	6.84	4.63
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Turquoise Ridge's income for the fourth quarter of 2022 was 55% higher than the prior quarter mainly due to higher sales volume.
Gold production in the fourth quarter of 2022 was 26% higher than the prior quarter, mainly due to higher underground tonnes and grades mined, combined with higher autoclave recovery, which was positively impacted by improved carbon management. This was partially offset by lower autoclave throughput, which was impacted by a maintenance shutdown that was brought forward from the first quarter of 2023.
Total tonnes mined increased in the fourth quarter of 2022 by 52% compared to the prior quarter, due to higher underground tonnes mined from Turquoise Ridge underground and remnant mining in the Vista open pit, partially offset by lower tonnes mined from Vista underground. Tonnes mined from Turquoise Ridge underground improved significantly with the commissioning of the Third Shaft completed in the fourth quarter of 2022 (refer to page 51 for more details). Tonnes processed were lower than the prior quarter driven by the maintenance shutdown at the Sage autoclave as described above. Consistent with the prior quarter, the plant processed more material than mined during the current period by drawing upon our long-term open pit stockpiles from the Vista and

BARRICK YEAR-END 2022	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mega pits. Most of this stockpile was established prior to the formation of Nevada Gold Mines.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were consistent with the prior quarter as the benefit from the improvement in grade and higher recovery were largely offset by higher energy and autoclave maintenance expense. All-in sustaining costs per ounce6 were 8% lower than the prior quarter, mainly reflecting lower minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2022 were 18% lower than the prior quarter, due to lower minesite sustaining capital expenditures6 and slightly lower project capital expenditures6 at the Third Shaft. Lower minesite sustaining capital6 was primarily due to reduced underground capital development activity driven by lower capital development tonnes mined as per the mine plan.

2022 compared to 2021
Turquoise Ridge’s income in 2022 was 57% lower than the prior year, mainly due to lower sales volume and a higher cost of sales per ounce7.

INCOME AND EBITDA6

Gold production in 2022 was 16% lower compared to the prior year, primarily due to lower throughput at the Sage autoclave related to previously disclosed unplanned maintenance events, partially offset by higher grades processed. In addition, the complex has transitioned to an underground-only mining operation supplemented by stockpile reclaim starting in the fourth quarter of 2021, together with residual production from the heap leach facility.
Total tonnes mined in 2022 decreased by 88% compared to the prior year. Open pit mining was largely completed in the fourth quarter of 2021, which was the source of lower grade heap leach material. This was also the driver behind the 29% increase in average grade processed compared to the prior year. Underground tonnes mined were 10% higher compared to the prior year, which benefited from increased ventilation and hoisting from the Third Shaft following the completion of commissioning in the fourth quarter of 2022.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 28% and 38% higher, respectively, than the prior year due to higher maintenance expense, reduced autoclave throughput, and higher input costs driven by energy and consumable prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. All-in sustaining costs per ounce6 increased by 45% compared to the prior year due to higher minesite sustaining capital expenditures6 and increased total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2022 increased by 20% compared to the prior year, mainly due to an increase in minesite sustaining capital expenditures6. This was driven by the same input cost drivers as described above, which impacted underground development, as well as an overall increase in underground development tonnes mined. This was partially offset by lower project capital expenditures6 related to the Third Shaft project.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	282	330 - 370
Cost of sales[7] ($/oz)	1,434	1,110 - 1,190
Total cash costs[6] ($/oz)	1,035	770 - 830
All-in sustaining costs[6] ($/oz)	1,296	930 - 1,010

As expected and previously disclosed, gold production in 2022 was below the guidance range as operations were disrupted by maintenance events at the Sage autoclave in the second half of 2022. All cost metrics were higher than guidance mainly due to the impact of lower sales volumes, which reflected the disruptions described above, as well as higher maintenance expense and higher input costs driven by energy and consumable prices.

BARRICK YEAR-END 2022	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	12/31/22					9/30/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)[c]	30	1,901	946	1,037	2	30	1,964	953	1,084	3
Long Canyon (61.5%)	3	1,812	616	664	0	6	1,769	662	684	0
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

Phoenix (61.5%)
Gold production for Phoenix in the fourth quarter of 2022 was in line with the prior quarter as improved grades and recovery offset lower mill throughput due to planned maintenance.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 3% and 1% lower, respectively, than the prior quarter mainly due to the impact of higher sales volume, partially offset by increased energy prices. In the fourth quarter of 2022, all-in sustaining costs per ounce6 decreased by 4% compared to the prior quarter due to lower sustaining capital expenditures6, combined with slightly lower total cash costs per ounce6.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	109	90 - 120
Cost of sales[7] ($/oz)	2,039	2,000 - 2,080
Total cash costs[6] ($/oz)	914	720 - 780
All-in sustaining costs[6] ($/oz)	1,074	890 - 970

Compared to our 2022 outlook, gold production and cost of sales per ounce7 were within guidance. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were above the guidance ranges mainly due to lower by-product credits from higher input costs driven by energy and consumable prices, combined with a decrease in the realized copper price6.

Long Canyon (61.5%)
Gold production for Long Canyon in the fourth quarter of 2022 was 50% lower compared to the prior quarter, reflecting the expected decrease in recoveries from the leach pad following the completion of Phase 1 mining in May 2022, as previously disclosed.
Cost of sales per ounce7 in the fourth quarter of 2022 was 2% higher mainly due to higher depreciation expense on a per ounce basis, partially offset by lower total cash costs per ounce6. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were 7% and 3% lower, respectively, than the prior quarter driven by lower operating expense, partially offset by the impact of lower sales volume.
Mining of Phase 1 was completed in May 2022, followed by residual production over the remainder of the year. We continue to work on optimizing the asset’s mine life extension, including permitting activities.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	55	40 - 50
Cost of sales[7] ($/oz)	1,282	1,420 - 1,500
Total cash costs[6] ($/oz)	435	540 - 600
All-in sustaining costs[6] ($/oz)	454	540 - 620
Compared to our 2022 outlook, gold production was above the top end of the guidance range. All cost metrics were well below the guidance ranges driven by higher sales volume, which more than offset inflationary pressures from higher energy and consumable prices.

BARRICK YEAR-END 2022	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Open pit tonnes mined (000s)	5,235	5,380	(3)%	19,754	24,687	(20)%	20,262
Open pit ore	2,427	1,853	31%	6,820	7,969	(14)%	6,147
Open pit waste	2,808	3,527	(20)%	12,934	16,718	(23)%	14,115
Average grade (grams/tonne)
Open pit mined	1.82	2.29	(21)%	2.23	2.41	(7)%	2.57
Processed	2.43	2.89	(16)%	2.68	3.18	(16)%	3.61
Autoclave ore tonnes processed (000s)	1,353	1,501	(10)%	5,669	5,466	4%	5,297
Recovery rate	92%	87%	6%	87%	88%	(1)%	89%
Gold produced (000s oz)	98	121	(19)%	428	488	(12)%	542
Gold sold (000s oz)	96	124	(23)%	426	497	(14)%	541
Revenue ($ millions)	173	212	(18)%	776	898	(14)%	954
Cost of sales ($ millions)	116	136	(15)%	482	445	8%	443
Income ($ millions)	47	70	(33)%	265	445	(40)%	508
EBITDA ($ millions)[b]	83	109	(24)%	411	587	(30)%	644
EBITDA margin[c]	48%	51%	(6)%	53%	65%	(18)%	68%
Capital expenditures ($ millions)	95	101	(6)%	351	311	13%	134
Minesite sustaining[b]	28	40	(30)%	124	96	29%	79
Project[b]	67	61	10%	227	215	6%	55
Cost of sales ($/oz)	1,215	1,097	11%	1,132	896	26%	819
Total cash costs ($/oz)[b]	764	733	4%	725	541	34%	504
All-in sustaining costs ($/oz)[b]	1,065	1,063	0%	1,026	745	38%	660
All-in costs ($/oz)[b]	1,757	1,554	13%	1,558	1,178	32%	761
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	1	2	1
LTIFR[8]	0.00	0.18	0.10	0.07
TRIFR[8]	0.50	1.05	0.72	0.50
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Pueblo Viejo’s income for the fourth quarter of 2022 was 33% lower than the prior quarter due to lower sales volume and a higher cost of sales per ounce7.
Gold production for the fourth quarter of 2022 was 19% lower than the prior quarter due to lower throughput driven by planned maintenance as well as lower grades processed in line with the mine and stockpile processing plan. This was partially offset by higher recovery.
Cost of sales per ounce7 and total cash costs per ounce6 for the fourth quarter of 2022 were 11% and 4% higher, respectively, than the prior quarter primarily reflecting the impact of lower production and sales volume as well as planned maintenance. This was combined with lower margins from third-party energy sales at the Quisqueya power plant driven by lower energy prices. The increase in cost of sales per ounce7 was also impacted by higher depreciation on a per ounce basis, resulting from the impact of lower production and sales volumes. For the fourth quarter of 2022, all-in sustaining costs per ounce6 was in line with the prior quarter, reflecting higher total cash costs per ounce6, partially offset by lower sustaining capital expenditures6.
Capital expenditures for the fourth quarter of 2022 decreased by 6% compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures6 following the purchase of new mining equipment occurring in the prior quarter.

2022 compared to 2021
Pueblo Viejo’s income for 2022 was 40% lower than the prior year due to lower sales volume and a higher cost of sales per ounce7.

BARRICK YEAR-END 2022	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6
Gold production for 2022 was 12% lower than the prior year, mainly due to lower grades processed in line with the mine and stockpile processing plan, partially offset by higher tonnes processed. Pueblo Viejo once again achieved record throughput in 2022 due to improved maintenance practices and increased tonnes per operating hour, with throughput 4% higher than the previous record set in 2021.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2022 increased by 26% and 34%, respectively, compared to the prior year, primarily reflecting the impact of lower grades, as described above, and higher consumable and energy prices. For 2022, all-in sustaining costs per ounce6 increased by 38% compared to the prior year, mainly reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures for 2022 increased by 13% compared to the prior year, mainly due to higher minesite sustaining capital expenditures6 related to the Llagal TSF and the purchase of new mining equipment. This was combined with increased project capital expenditures6 for the plant expansion and mine life extension project.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	428	400 - 440
Cost of sales[7] ($/oz)	1,132	1,070 - 1,150
Total cash costs[6] ($/oz)	725	670 - 730
All-in sustaining costs[6] ($/oz)	1,026	910 - 990

Gold production in 2022 was in the upper half of the guidance range. Cost of sales per ounce7 and total cash costs per ounce6 were also within the guidance ranges, despite the impact of higher consumable and energy prices. All-in sustaining costs per ounce6 was higher than the guidance range mainly driven by increased minesite sustaining capital expenditures6 largely relating to higher diesel prices and a higher strip ratio on limestone mining for the Llagal TSF.

BARRICK YEAR-END 2022	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	6,417	7,271	(12)%	30,845	33,073	(7)%	33,036
Open pit ore	927	643	44%	2,989	1,808	65%	1,698
Open pit waste	4,653	5,800	(20)%	24,560	29,050	(15)%	29,078
Underground	837	828	1%	3,296	2,215	49%	2,260
Average grade (grams/tonne)
Open pit mined	2.68	2.59	3%	2.29	3.22	(29)%	5.50
Underground mined	4.56	4.55	0%	4.58	4.68	(2)%	4.36
Processed	4.58	4.34	6%	4.59	4.79	(4)%	4.76
Ore tonnes processed (000s)	1,041	1,015	3%	4,069	4,015	1%	3,916
Recovery rate	91%	92%	(1)%	91%	91%	0%	91%
Gold produced (000s oz)	139	130	7%	547	560	(2)%	544
Gold sold (000s oz)	141	129	9%	548	558	(2)%	542
Revenue ($ millions)	245	221	11%	989	999	(1)%	966
Cost of sales ($ millions)	170	157	8%	631	585	8%	576
Income ($ millions)	70	60	17%	342	380	(10)%	358
EBITDA ($ millions)[b]	125	108	16%	547	602	(9)%	572
EBITDA margin[c]	51%	49%	4%	55%	60%	(8)%	59%
Capital expenditures ($ millions)	76	65	17%	258	238	8%	185
Minesite sustaining[b]	36	44	(18)%	152	159	(4)%	170
Project[b]	40	21	90%	106	79	34%	15
Cost of sales ($/oz)	1,216	1,220	0%	1,153	1,049	10%	1,060
Total cash costs ($/oz)[b]	822	845	(3)%	778	650	20%	666
All-in sustaining costs ($/oz)[b]	1,102	1,216	(9)%	1,076	970	11%	1,006
All-in costs ($/oz)[b]	1,386	1,385	0%	1,270	1,111	14%	1,034
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	1	0	2	2
LTIFR[8]	0.22	0.00	0.11	0.11
TRIFR[8]	0.65	0.00	0.45	0.92
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on December 14, 2022, an incident occurred at Loulo-Gounkoto which resulted in the tragic fatality of a contractor. Fatality incident investigations are underway. Please refer to page 17 for further details.

Financial Results
Q4 2022 compared to Q3 2022
Loulo-Gounkoto’s income for the fourth quarter of 2022 was 17% higher than the prior quarter, mainly due to higher production and sales volume.
Gold production for the fourth quarter of 2022 was 7% higher than the prior quarter, mainly due to higher grades and tonnes processed.

Cost of sales per ounce7 for the fourth quarter of 2022 was slightly lower than the prior quarter due to a lower total cash costs per ounce6, largely offset by higher depreciation expense. Total cash costs per ounce6 were 3% lower than the prior quarter, primarily due to the impact of higher grades. For the fourth quarter of 2022, all-in sustaining costs per ounce6 decreased by 9% compared to the prior quarter, primarily reflecting lower minesite sustaining capital expenditures6, as well as lower total cash costs per ounce6.
Capital expenditures for the fourth quarter of 2022 increased by 17% compared to the prior quarter, mainly due to higher project capital expenditures6 relating to the continued development of the Gounkoto underground expansion and the solar plant expansion project, partially offset by lower minesite sustaining capital expenditures6.

2022 compared to 2021
Loulo-Gounkoto’s income for 2022 was 10% lower than the prior year, mainly due to lower sales volume and a higher cost of sales per ounce7.

BARRICK YEAR-END 2022	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2022 was 2% lower compared to the prior year, primarily due to lower grades processed in line with the mine plan, partially offset by higher tonnes processed.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 10% and 20% higher, respectively, compared to the prior year, mainly due to the impact of lower grades processed, in line with the mine plan, as well as higher input costs driven by consumable and energy prices. This was combined with higher logistical expenses following the border closures imposed on Mali by the Economic Community of West African States in the first half of 2022. These sanctions were lifted in July 2022, with conditions normalizing during the third quarter of 2022. For 2022, all-in sustaining costs6 were 11% higher compared to the prior year reflecting higher total cash costs per ounce6, slightly offset by lower minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2022 were 8% higher compared to the prior year, mainly due to higher project capital expenditures6 from the development of the Gounkoto underground, which is expected to commence initial stoping activities in the first quarter of 2023, as well as the start of the solar plant expansion project. This was partially offset by slightly lower minesite sustaining capital expenditures6.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	547	510 - 560
Cost of sales[7] ($/oz)	1,153	1,070 - 1,150
Total cash costs[6] ($/oz)	778	680 - 740
All-in sustaining costs[6] ($/oz)	1,076	940 - 1,020

Gold production in 2022 was in the upper half of the guidance range. All cost metrics were higher than the guidance ranges as a result of higher input costs driven by consumable and energy prices as well as logistical expenses relating to the border closures imposed on Mali by the Economic Community of West African States as described above.

BARRICK YEAR-END 2022	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	4,820	4,138	16%	16,649	14,657	14%	13,308
Open pit ore	1,028	561	83%	2,551	1,278	100%	1,380
Open pit waste	3,367	3,126	8%	12,428	11,610	7%	10,091
Underground	425	451	(6)%	1,670	1,769	(6)%	1,837
Average grade (grams/tonne)
Open pit mined	1.67	1.44	16%	1.62	2.71	(40)%	2.22
Underground mined	5.70	5.56	3%	5.62	5.63	0%	5.20
Processed	3.56	3.26	9%	3.39	3.62	(6)%	3.68
Ore tonnes processed (000s)	954	898	6%	3,495	3,503	0%	3,434
Recovery rate	89%	88%	1%	88%	90%	(2)%	90%
Gold produced (000s oz)	97	83	17%	337	366	(8)%	364
Gold sold (000s oz)	94	88	7%	332	367	(10)%	364
Revenue ($ millions)	164	152	8%	598	661	(10)%	648
Cost of sales ($ millions)	149	91	64%	413	373	11%	397
Income ($ millions)	7	45	(84)%	142	278	(49)%	244
EBITDA ($ millions)[b]	97	72	35%	320	419	(24)%	418
EBITDA margin[c]	59%	47%	26%	54%	63%	(14)%	65%
Capital expenditures ($ millions)	35	18	94%	92	70	31%	51
Minesite sustaining[b]	28	13	115%	70	54	30%	49
Project[b]	7	5	40%	22	16	38%	2
Cost of sales ($/oz)	1,570	1,047	50%	1,243	1,016	22%	1,091
Total cash costs ($/oz)[b]	617	731	(16)%	703	627	12%	608
All-in sustaining costs ($/oz)[b]	981	876	12%	948	818	16%	778
All-in costs ($/oz)[b]	1,044	940	11%	1,013	861	18%	782
a.Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	2	2	2
LTIFR[8]	0	0.48	0.12	0.14
TRIFR[8]	0.47	1.21	0.98	1.22
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on December 22, 2022, an incident occurred at Kibali which resulted in the tragic fatality of an employee. Fatality incident investigations are underway. Please refer to page 17 for further details.

Financial Results
Q4 2022 compared to Q3 2022
Kibali’s income for the fourth quarter of 2022 was 84% lower than the prior quarter as a result of higher cost of sales per ounce7, partially offset by higher sales volume.
Gold production for the fourth quarter of 2022 was 17% higher than the prior quarter, due to higher tonnes and grade processed.
Cost of sales per ounce7 for the fourth quarter of 2022 was 50% higher than the prior quarter due to higher depreciation expense. Total cash costs per ounce6 were 16% lower than the prior quarter, following improved grades from the open pit and underground. All-in sustaining costs per ounce6 for the fourth quarter of 2022 ended 12% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Capital expenditures for the fourth quarter of 2022 were 94% higher than the prior quarter, driven by the cyanide recovery plant project, initial deposits on the replacement of the underground mining fleet, as well as higher underground development.

2022 compared to 2021
Kibali’s income for 2022 was 49% lower than the prior year due to lower sales volume and a higher cost of sales per ounce7.

BARRICK YEAR-END 2022	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2022 was 8% lower compared to the prior year, mainly due to lower grades processed and a slightly lower recovery following a transition to relatively lower grade open pits as per the mine plan.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2022 increased by 22% compared to the prior year due to higher depreciation expense and higher total cash costs per ounce6. Total cash costs per ounce6 were 12% higher, mainly due to higher input costs driven by higher energy prices, as well as lower grades processed as described above. For 2022, all-in sustaining costs per ounce6 was 16% higher compared to the prior year, reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2022 were 31% higher compared to the prior year, due to higher minesite sustaining capital expenditures6 driven by the cyanide recovery plant project, combined with increased project capital expenditures6 related to the start of development of Lode 11000 and our investment in the Oere and Kalimva/Ikamva open pit projects that are expected to underpin future production in our life of mine plan.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	337	340 - 380
Cost of sales[7] ($/oz)	1,243	990 - 1,070
Total cash costs[6] ($/oz)	703	600 - 660
All-in sustaining costs[6] ($/oz)	948	800 - 880

Gold production in 2022 fell slightly below the low end of the guidance range due to lower than expected grades. All cost metrics were above the guidance ranges as a result of lower production and sales volumes, as well as higher input costs driven by consumable and energy prices.

BARRICK YEAR-END 2022	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Open pit tonnes mined (000s)	8,544	6,505	31%	30,233	37,787	(20)%	29,108
Open pit ore	3,522	3,685	(4)%	12,464	10,629	17%	13,678
Open pit waste	5,022	2,820	78%	17,769	27,158	(35)%	15,430
Average grade (grams/tonne)
Open pit mined	0.60	0.72	(17)%	0.73	0.77	(5)%	0.78
Processed	0.61	0.72	(15)%	0.68	0.77	(12)%	0.84
Heap leach ore tonnes processed (000s)	3,659	3,676	0%	14,222	11,114	28%	12,017
Gold produced (000s oz)	50	41	22%	195	172	13%	226
Gold sold (000s oz)	53	44	20%	199	206	(3)%	186
Revenue ($ millions)	95	75	27%	365	382	(4)%	333
Cost of sales ($ millions)	122	63	94%	325	262	24%	213
Income (loss) ($ millions)	(34)	12	(383)%	32	118	(73)%	114
EBITDA ($ millions)[b]	13	35	(63)%	152	203	(25)%	183
EBITDA margin[c]	14%	47%	(70)%	42%	53%	(21)%	55%
Capital expenditures ($ millions)	39	32	22%	153	142	8%	113
Minesite sustaining[b]	29	27	7%	120	136	(12)%	98
Project[b]	10	5	100%	33	6	450%	15
Cost of sales ($/oz)	2,309	1,430	61%	1,628	1,256	30%	1,151
Total cash costs ($/oz)[b]	954	893	7%	890	816	9%	748
All-in sustaining costs ($/oz)[b]	1,526	1,570	(3)%	1,528	1,493	2%	1,308
All-in costs ($/oz)[b]	1,731	1,659	4%	1,695	1,520	12%	1,390
a.Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	0	3	3
LTIFR[8]	0.31	0.00	0.08	0.28
TRIFR[8]	0.62	1.01	0.38	0.48
Class 1[9] environmental incidents	0	0	0	0

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 35 to the Financial Statements for more information regarding these and related matters.

Financial Results
Q4 2022 compared to Q3 2022
Veladero’s income for the fourth quarter of 2022 was 383% lower than the third quarter of 2022, primarily due to a higher cost of sales per ounce7, partially offset by higher sales volume.
Gold production in the fourth quarter of 2022 was 22% higher following the sub-zero weather conditions in the prior quarter, as well as leaching of Phases 1 to 5.
Cost of sales per ounce7 in the fourth quarter of 2022 increased by 61% mainly due to a net realizable value impairment of leach pad inventory of $42 million. Total cash costs per ounce6 increased by 7%, mainly due to a combination of higher open pit mining activity resulting in increased maintenance, as well as higher consumable costs. This was partially offset by higher production volumes and higher capitalized stripping. In the fourth quarter of 2022, all-in sustaining costs per ounce6 was 3% lower than the prior quarter, primarily attributable to lower sustaining capital expenditures6 on a per ounce basis, partially offset by higher total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2022 increased by 22% compared to the prior quarter due to higher project capital expenditures6 reflecting the commencement of construction of Phase 7A of the leach pad expansion after the winter season. This was combined with a slight increase in minesite sustaining capital expenditures6 resulting from higher capitalized stripping.

2022 compared to 2021
Veladero’s income for 2022 was 73% lower than the prior year, primarily due to a higher cost of sales per ounce7 and lower sales volume.

BARRICK YEAR-END 2022	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

In 2022, gold production increased by 13% compared to the prior year, primarily due to the continuing ramp-up of the Phase 6 leach pad in 2022. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021 while the mine transitioned to Phase 6. Gold sales were 3% lower than the prior year as we continued to actively manage the timing of sales to minimize our exposure to local currency devaluation.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

In 2022, cost of sales per ounce7 and total cash costs per ounce6 increased by 30% and 9%, respectively, compared to the prior year, mainly due to higher input costs from energy prices and higher labor and contractor expenses related to significant inflationary pressures, coupled with ongoing strict Argentine foreign exchange controls. Cost of sales per ounce7 was further impacted by higher depreciation expense and a net realizable value impairment of leach pad inventory of $42 million recorded in the fourth quarter of 2022. All-in sustaining costs per ounce6 in 2022 increased by 2% compared to the prior year, primarily due to the impact of higher total cash costs per ounce6, partially offset by lower sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

In 2022, capital expenditures increased by 8% compared to the prior year, mainly due to higher project capital expenditures6 related to the Phase 7A leach pad expansion. This was partially offset by lower minesite sustaining capital expenditures6 following the completion of the Phase 6 leach pad expansion in 2021.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	195	220 - 240
Cost of sales[7] ($/oz)	1,628	1,210 - 1,290
Total cash costs[6] ($/oz)	890	740 - 800
All-in sustaining costs[6] ($/oz)	1,528	1,270 - 1,350

Gold production in 2022 was below the guidance range due to lower recoveries from the leach pad. All cost metrics were above the guidance ranges mainly due to the impact of lower than expected sales volumes and higher input costs, primarily driven by energy and labor related inflationary pressures coupled with the ongoing currency restrictions as described below.

Regulatory matters
On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos at the official Central Bank exchange rate. In addition, dividend distributions and payments to foreign suppliers require specific authorizations from the Central Bank. These currency restrictions have negatively impacted the cost profile at Veladero. We continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation. Discussions continue with the Central Bank on our rights to repatriate profits.
Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. On December 31, 2021, this decree was extended until December 31, 2023.

BARRICK YEAR-END 2022	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	3,493	2,188	60%	8,882	1,603	454%	3,758
Open pit ore	1,117	1,445	(23)%	4,379	116	3675%	1,484
Open pit waste	1,992	319	524%	3,035	160	1797%	1,197
Underground	384	424	(9)%	1,468	1,327	11%	1,077
Average grade (grams/tonne)
Open pit mined	2.00	1.80	11%	1.94	1.63	19%	2.14
Underground mined	3.54	3.23	10%	4.07	5.58	(27)%	6.19
Processed	3.37	3.23	4%	3.31	3.30	0%	3.45
Ore tonnes processed (000s)	717	739	(3)%	2,730	2,703	1%	2,546
Recovery rate	92%	92%	0%	91%	90%	1%	92%
Gold produced (000s oz)	70	71	(1)%	263	260	1%	261
Gold sold (000s oz)	70	70	0%	265	257	3%	269
Revenue ($ millions)	123	121	2%	479	463	3%	480
Cost of sales ($ millions)	72	67	7%	259	248	4%	267
Income ($ millions)	25	39	(36)%	177	214	(17)%	214
EBITDA ($ millions)[b]	43	54	(20)%	238	261	(9)%	290
EBITDA margin[c]	35%	45%	(22)%	50%	56%	(11)%	60%
Capital expenditures ($ millions)	51	27	89%	130	79	65%	87
Minesite sustaining[b]	36	14	157%	68	52	31%	57
Project[b]	15	13	15%	62	27	130%	30
Cost of sales ($/oz)	1,030	956	8%	979	966	1%	992
Total cash costs ($/oz)[b]	758	737	3%	741	777	(5)%	702
All-in sustaining costs ($/oz)[b]	1,301	951	37%	1,028	1,001	3%	929
All-in costs ($/oz)[b]	1,519	1,149	32%	1,265	1,105	14%	1,039
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	1	2	1
LTIFR[8]	0.00	0.46	0.24	0.13
TRIFR[8]	0.85	1.39	0.95	0.90
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
North Mara’s income for the fourth quarter of 2022 was 36% lower than the prior quarter mainly due to a non-recurring supplies obsolescence charge. This was further impacted by a higher cost of sales per ounce7.
In the fourth quarter of 2022, gold production was in line with the prior quarter. We continued to see higher tonnes mined and cost reductions at our open pit operations with a sequential decrease in per tonne mining costs versus the prior quarter, following the successful transition to an owner miner operation earlier in 2022.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 8% and 3% higher, respectively, than the prior quarter, as we fed additional underground stockpiles to the mill, in line with our mine plan, combined with increased investment in community spend. This was partially offset by the improved open pit mining performance that focused on waste stripping at the Gena pit to support a strong start to 2023. Looking ahead, we commenced preparatory work at the Gena pit with mining of ore scheduled to begin in the first quarter of 2023. Cost of sales per ounce7 was further impacted by higher depreciation expense. All-in sustaining costs per ounce6 in the fourth quarter of 2022 was 37% higher than the prior quarter as a result of higher minesite sustaining capital expenditures6, combined with higher total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2022 were 89% higher than the third quarter of 2022, driven by higher minesite sustaining capital expenditures6 mainly due to the procurement of key underground equipment in line with our automation and optimization plans. This was combined with higher project capital expenditures6 predominantly relating to the ramp-up of open pit operations.

BARRICK YEAR-END 2022	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to 2021
North Mara’s income for 2022 was 17% lower than the prior year mainly due to the non-recurring supplies obsolescence charge as described above. This was further impacted by a marginally higher cost of sales per ounce7, partially offset by higher gold sales volumes.

INCOME AND EBITDA6

In 2022, gold production was 1% higher than the prior year as the investment in our open pit operations has delivered improvements in plant recovery, as well as tonnes and grades processed. The continued investment in our fleet replacement and an improvement in underground mining efficiency resulted in the second consecutive record year of underground tonnes mined. This also marks the second consecutive year when we have delivered improved mill throughput driven by our investment in the underground operations and the successful ramp-up of our open pit mining.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2022 was 1% higher than the prior year due to higher depreciation, partially offset by lower total cash costs per ounce6. The reduction in total cash costs per ounce6 of 5% followed the continued ramp-up of both open pit and underground operations, as well as improved mill throughput, higher grades processed and higher recovery. All-in sustaining costs per ounce6 was 3% higher than the prior year, primarily due to higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2022, capital expenditures increased by 65% compared to the prior year mainly due to higher project capital expenditures6 relating to the ramp-up of open pit operations. This was combined with higher minesite sustaining capital expenditures6 relating to the investment in the open pit mining fleet and the construction of a new paste backfill plant in the underground.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	263	230 - 260
Cost of sales[7] ($/oz)	979	820 - 900
Total cash costs[6] ($/oz)	741	670 - 730
All-in sustaining costs[6] ($/oz)	1,028	930 - 1,010

Gold production in 2022 was higher than the guidance range. All cost metrics were above the guidance ranges, reflecting higher input costs driven by consumable and energy prices.

BARRICK YEAR-END 2022	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Underground tonnes mined (000s)	290	262	11%	1,029	730	41%	83
Average grade (grams/tonne)
Underground mined	7.07	7.86	(10)%	7.89	9.23	(15)%	8.81
Processed	7.19	7.64	(6)%	7.78	8.95	(13)%	1.35
Ore tonnes processed (000s)	223	211	6%	837	661	27%	1,618
Recovery rate	94%	94%	0%	94%	93%	1%	62%
Gold produced (000s oz)	49	48	2%	196	178	10%	44
Gold sold (000s oz)	49	50	(2)%	205	166	23%	103
Revenue ($ millions)	91	89	2%	389	303	28%	202
Cost of sales ($ millions)	60	62	(3)%	248	179	39%	154
Income ($ millions)	13	27	(52)%	118	122	(3)%	27
EBITDA ($ millions)[b]	25	39	(36)%	168	170	(1)%	87
EBITDA margin[c]	27%	44%	(39)%	43%	56%	(23)%	43%
Capital expenditures ($ millions)	29	18	61%	81	70	16%	64
Minesite sustaining[b]	23	13	77%	56	29	93%	6
Project[b]	6	5	20%	25	41	(39)%	58
Cost of sales ($/oz)	1,237	1,229	1%	1,211	1,079	12%	1,499
Total cash costs ($/oz)[b]	896	898	0%	868	709	22%	832
All-in sustaining costs ($/oz)[b]	1,401	1,170	20%	1,156	891	30%	895
All-in costs ($/oz)[b]	1,536	1,263	22%	1,278	1,138	12%	1,459
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	2	1	4	4
LTIFR[8]	1.20	0.60	0.60	0.72
TRIFR[8]	1.20	3.00	1.64	2.90
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Bulyanhulu’s income for the fourth quarter of 2022 was 52% lower than the prior quarter mainly due to a non-recurring supplies obsolescence charge. This was further impacted by slightly lower sales volume and slightly higher cost of sales per ounce7.
In the fourth quarter of 2022, gold production was 2% higher than the prior quarter, primarily reflecting improved throughput, partially offset by lower grades.
Cost of sales per ounce7 in the fourth quarter of 2022 increased slightly by 1% due to higher depreciation expense related to the underground ramp-up, while total cash costs per ounce6 were in line with the prior quarter. All-in sustaining costs per ounce6 in the fourth quarter of 2022 was 20% higher than the prior quarter, mainly as a result of higher minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2022 were 61% higher than the prior quarter, mainly due to increased minesite sustaining capital expenditures6 related to the acquisition of additional underground fleet equipment as well as deposits on equipment orders for 2023, combined with the prioritization of underground development as per our mine plan.

2022 compared to 2021
Bulyanhulu’s income for 2022 was 3% lower than the prior year, primarily due to the non-recurring supplies obsolescence charge as described above, and a higher cost of sales per ounce7. This was partially offset by higher sales volumes.

INCOME AND EBITDA6
In 2022, gold production was 10% higher than the prior year due to the successful ramp-up of the underground mining and processing operations, which was completed in the fourth quarter of 2021. Accordingly, higher tonnes were mined and processed in 2022 as the mine was in the ramp-up phase during the prior year.

BARRICK YEAR-END 2022	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 12% and 22% higher, respectively, than the prior year, mainly due to higher input costs driven by consumable and energy prices as well as the impact of higher throughput. All-in sustaining costs per ounce6 was 30% higher than the prior year due to increased total cash costs per ounce6 and the impact of higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2022, capital expenditures increased by 16% compared to the prior year, reflecting the higher minesite sustaining capital expenditures6 mainly from the commissioning of the new underground fleet, as well as increased capitalized drilling. This was partially offset by lower project capital expenditures6 following the successful ramp-up of underground operations in the fourth quarter of 2021.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	196	180 - 210
Cost of sales[7] ($/oz)	1,211	950 - 1,030
Total cash costs[6] ($/oz)	868	630 - 690
All-in sustaining costs[6] ($/oz)	1,156	850 - 930

Gold production in 2022 was slightly above the midpoint of the guidance range. All cost metrics were higher than the guidance ranges due to higher input costs driven by consumable and energy prices, combined with an update to the mine plan based on a new geological block model.

BARRICK YEAR-END 2022	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/22					9/30/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Tongon (89.7%)	63	1,381	1,070	1,404	18	41	1,744	1,462	1,607	5
Hemlo	38	1,451	1,227	1,557	12	28	1,670	1,446	1,865	9
Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.As Porgera has been on care and maintenance since April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d'Ivoire
As expected and previously guided, gold production for Tongon in the fourth quarter of 2022 was 54% higher than the prior quarter, reflecting higher grades, throughput and recoveries. Cost of sales per ounce7 in the fourth quarter of 2022 was 21% lower than the prior quarter due to lower total cash costs per ounce6, partially offset by higher depreciation expense. Total cash costs per ounce6 were 27% lower than the prior quarter, primarily due to higher grades processed. All-in sustaining costs per ounce6 in the fourth quarter of 2022 were 13% lower than the prior quarter, due to lower total cash costs per ounce6, partially offset by higher minesite sustaining capital expenditures6.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	180	170 - 200
Cost of sales[7] ($/oz)	1,748	1,700 - 1,780
Total cash costs[6] ($/oz)	1,396	1,220 - 1,280
All-in sustaining costs[6] ($/oz)	1,592	1,400 - 1,480

Gold production for the full year 2022 was within the guidance range, as was cost of sales per ounce7. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were both above the guidance ranges driven by lower than expected grades and recoveries and the impact of higher input costs, primarily driven by increased energy and consumable prices.

Hemlo, Ontario, Canada
Hemlo's gold production in the fourth quarter of 2022 was 36% higher than the prior quarter, primarily due to higher grades and higher ore tonnes mined due to improved underground performance. Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 13% and 15% lower, respectively, than the prior quarter due to the impact of improved production performance. All-in sustaining costs per ounce6 decreased by 17% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures6 on a per ounce basis and lower total cash costs per ounce6.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	133	160-180
Cost of sales[7] ($/oz)	1,628	1,340-1,420
Total cash costs[6] ($/oz)	1,409	1,140-1,200
All-in sustaining costs[6] ($/oz)	1,788	1,510-1,590

As expected and previously disclosed, gold production in 2022 was below the guidance range, which was due to the temporary water inflow that occurred late in the second quarter of 2022 and impacted mining productivity into the third quarter of 2022. All cost metrics were higher than guidance mainly due to the impact of lower than expected sales volumes which reflected the disruptions described above, as well as higher input costs driven by energy and consumable prices.

Porgera (47.5% basis), Papua New Guinea
On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate

BARRICK YEAR-END 2022	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new SML, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement.
The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera was excluded from our 2022 guidance and will also be excluded from our 2023 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 21 and 35 to the Financial Statements for more information.

BARRICK YEAR-END 2022	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/22					9/30/22
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Lumwana	53	3.56	2.34	4.86	163	82	2.19	1.78	3.50	106
Zaldívar (50%)	25	3.55	2.69	3.60	22	23	3.20	2.45	2.94	8
Jabal Sayid (50%)	18	1.72	1.42	1.54	7	18	1.58	1.41	1.52	6
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

Lumwana, Zambia
As expected and previously guided, copper production for Lumwana in the fourth quarter of 2022 was 35% lower compared to the prior quarter, resulting from lower grades processed in line with the mine plan and lower throughput following a planned shutdown of the mill for maintenance. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2022 were 63% and 31% higher, respectively, than the prior quarter primarily due to higher maintenance expense associated with the mill shutdown as well as lower grades and tonnes processed. Cost of sales per pound7 was further impacted by higher depreciation expense. In the fourth quarter of 2022, all-in sustaining costs per pound6 increased by 39% compared to the prior quarter, primarily due to higher C1 cash costs per pound6 and higher minesite sustaining capital expenditures6 mainly related to new mining equipment and securing construction assembly slots for the mobile fleet in line with equipment replacement schedules.

	2022 Actual	2022 Guidance
Copper produced (M lbs)	267	250 - 280
Cost of sales[7] ($/lb)	2.42	2.20 - 2.50
C1 cash costs[6] ($/lb)	1.89	1.60 - 1.80
All-in sustaining costs[6] ($/lb)	3.63	3.10 - 3.40

Copper production for Lumwana in 2022 was in the upper half of the guidance range. Cost of sales per pound7 was also within the guidance range. C1 cash costs per pound6 was above the guidance range due to higher input costs related to higher energy and consumable prices. All-in sustaining costs per pound6 were above the guidance range primarily due to increased capitalized stripping reflecting the same input cost drivers as described above, as well as increased exploration activity following the commencement of the pre-feasibility study for the potential Super Pit expansion.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in the fourth quarter of 2022 was 9% higher than the prior quarter, mainly due to improvements in chloride leach recoveries. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2022 were 11% and 10% higher, respectively, than the prior quarter mainly due to a draw-down in higher-cost stockpiled ore, which was processed in the fourth quarter of 2022. All-in sustaining costs per pound6 increased by 22% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures6 due to the catch-up of delayed component replacement work in the previous quarter.

	2022 Actual	2022 Guidance
Copper produced (M lbs)	98	100 - 120
Cost of sales[7] ($/lb)	3.12	2.70 - 3.00
C1 cash costs[6] ($/lb)	2.36	2.00 - 2.20
All-in sustaining costs[6] ($/lb)	2.95	2.50 - 2.80

Copper production in 2022 of 98 million pounds was slightly below the guidance range, mainly due to limited heap leach stacking availability and lower than expected chloride leach performance. All cost metrics were above the guidance ranges mainly due to lower production and sales volumes, higher energy and consumable prices, as well as increased site maintenance costs.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in the fourth quarter of 2022 was in line with the prior quarter. Cost of sales per pound7 in the fourth quarter of 2022 were 9% higher mainly due to higher depreciation expense. C1 cash costs per pound6 and all-in sustaining costs per pound6 were both consistent with the prior quarter.

	2022 Actual	2022 Guidance
Copper produced (M lbs)	75	70 - 80
Cost of sales[7] ($/lb)	1.52	1.40 - 1.70
C1 cash costs[6] ($/lb)	1.26	1.30 - 1.50
All-in sustaining costs[6] ($/lb)	1.36	1.30 - 1.60

Copper production in 2022 was at the midpoint of the guidance range. Cost of sales per pound7 and all-in sustaining costs per pound6 were within the guidance ranges, while C1 cash costs per pound6 was below the guidance range due to higher than expected by-product credits as well as lower shipping rates achieved.

BARRICK YEAR-END 2022	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA
The FEIS was completed and all supporting material has been combined into a NOA briefing package, which was submitted to the State BLM in January 2023. After the State BLM review is complete, the NOA briefing package will then progress to the Federal BLM for review, ultimately leading to the NOA being published in the Federal Register. This milestone will commence the public comment period for the FEIS. We continue to expect the ROD to be issued by the end of the first half of 2023.
Mine development and test stoping has continued in the Redhill zone where dewatering of the orebody is not required. Development also continues on exploration drifts above the Goldrush orebody to facilitate future underground drilling platforms.
The headcount of Goldrush has ramped up through the course of 2022 and reached 80% by December 31, 2022. While good progress has been made on recruiting mobile maintenance technicians, recruitment of experienced miners remains a key focus.
As at December 31, 2022, project spend was $341 million on a 100% basis (including $11 million in the fourth quarter of 2022) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital (with planned commercial production now commencing in 2026), is anticipated to be within the approximate $1 billion initial capital estimate for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA15
Commissioning of the Third Shaft at Turquoise Ridge was completed in the fourth quarter of 2022. All three hoists, which have a hoisting capacity of 5,500 tonnes per day, were handed over to operations for production activities. Together with increased hoisting capacity, the Third Shaft will provide additional ventilation for underground mining operations as well as shorter haulage distances.
Final construction activities, including surface infrastructure will conclude in the first half of 2023, but are not expected to impact the production or hoisting capacity of the shaft. As such, this project will no longer be separately reported in this section of the MD&A.
As at December 31, 2022, project spend was $273 million (including $15 million in the fourth quarter of 2022). We now expect the total project spend to be at the low end of the estimated capital cost range of approximately $300-$330 million (100% basis).

NGM Solar Project, Nevada, USA
The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to realize 254kt of CO2 equivalent emissions reduction per annum, equating to an 8% reduction from NGM’s 2018 baseline.
Accomplishments in the fourth quarter of 2022 were focused on securing remaining long-lead materials and beginning construction. Remaining key material contracts were awarded and down payments issued to secure a delivery schedule. Site civil preparation was initiated with contractor mobilization, site earthworks, and substation foundation excavation. Contracts were awarded for electrical installation, commissioning, and quality control testing. Array engineering progressed to 90% complete for civil design and 60% complete for electrical design. In the first quarter of 2023, civil earthworks will continue, foundation pile installation will begin, and substation foundations will be completed in preparation to receive critical electrical equipment.
As at December 31, 2022, project spend was $64 million (including $20 million in the fourth quarter of 2022) out of an estimated capital cost of $290-310 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic14
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).
Construction for the plant expansion is now 84% complete (up from 70% as at September 30, 2022). Earthworks and civil concrete works were 99% and 97% complete, respectively, at the end of the fourth quarter of 2022. In addition, completion for steelwork has advanced to 95% and mechanical installation to 87%. Piping and electrical installation progressed to 60% and 37%, respectively. Commissioning activities commenced in January 2023. During the first quarter of 2023, we expect to process first ore and substantially complete the commissioning of the new plant infrastructure.
The technical and social studies for additional tailings storage capacity continued to advance. Barrick completed an ESIA on one of the site alternatives, Naranjo, identified in both the Government and Barrick alternative assessments in accordance with the Dominican Republic’s terms of reference, which was submitted during the fourth quarter of 2022. We continue to expect the Government of the Dominican Republic’s decision on the ESIA during the first half of 2023.
Geotechnical drilling and site investigation are progressing as planned, the engineering progressed and a pre-feasibility study was completed during the fourth quarter of 2022. This allowed us to add 6.5 million ounces of attributable proven and probable reserves, net of depletion, and extend the mine life beyond 204012,14. Drilling and site investigation continues to allow for a feasibility level design by the end of 2023.
As at December 31, 2022, total project spend was $828 million (including $110 million in the fourth quarter of 2022) on a 100% basis. As previously disclosed, the estimated capital cost of the plant expansion and mine life extension project is now approximately $2.1 billion (on a 100% basis), which incorporates the selected TSF site submitted under the ESIA.

Veladero Phase 7 Leach Pad, Argentina
In November 2021, the Board of Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation,

BARRICK YEAR-END 2022	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.
Construction of Phase 7A progressed well during the fourth quarter of 2022, despite a prolonged winter season. Construction is now 91% complete and more than 75% of the new construction area is already being used for ore processing.
Construction of Phase 7B commenced during the fourth quarter of 2022 and advanced to 9% by the end of the quarter. Given current inflationary and currency restriction challenges in Argentina, we have commenced a ramp-down of Phase 7B construction, since we are ahead on the construction timeline and have sufficient stacking capacity for 2023 and into the second half of 2024.
Overall, for Phase 7, as of December 31, 2022, project spend was $89 million (including $21 million in the fourth quarter of 2022) out of an estimated capital cost of $159 million (100% basis).

Veladero Power Transmission, Chile-Argentina
In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero to enable the operation to convert to grid power exported from Chile and cease operating the high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that is expected to reduce CO2 equivalent emissions by 100 kt per year, translating to a significant reduction in Veladero’s carbon footprint. As previously disclosed, we completed the construction of the Veladero Power Transmission project for $54 million (100% basis).
In March 2022, a Chilean trial court issued injunctions which, among other things, prohibited the administrative authority that oversees electric projects in Chile (the Coordinador Eléctrico Nacional) from completing the procedures required to energize the Veladero Power Transmission project. In September 2022, Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project and the plaintiff settled the dispute, and all injunctions have been lifted.
Separately, in November 2022, the Argentinian Secretary of Energy ratified a favorable six-month renewable ENRE energization and line operation permit resolution.
On December 21, 2022, the power infrastructure in Chile and Argentina was successfully energized and the Veladero mine site has since been operating using grid power. As such, this project will no longer be separately reported in this section of the MD&A.

Loulo-Gounkoto Solar Project, Mali
The scope of this project is to design, supply and install a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system. Upon completion, we expect to realize a reduction of 23 million liters of fuel, which translates to a saving of approximately 62 kt of CO2 equivalent emissions per annum. The project is designed to be implemented in two phases of 20 MW (24 MW peak) and 22 MVA battery storage each, with commissioning by the end of 2023 and end of 2024, respectively. Total project status is 47% complete (up from 32% as at September 30, 2022), with Phase 1 ramming of piles near completion and the first trackers being fitted with photovoltaic panels. Upfront procurement of hardware has enabled work on Phase 2 to commence.
As at December 31, 2022, project spend was $34 million (including $12 million in the fourth quarter of 2022) out of an expected capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia
The scope of this project is to develop and extract a new orebody, located less than a kilometer from the existing lode at Jabal Sayid, following the completion of a feasibility study that comfortably meets our investment criteria. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades with stoping to commence by mid 2023. The project is 49% complete (up from 39% as at September 30, 2022) with the raisebore development and equipping finished along with the cyclone cluster installation. The circuit is stable and performing well. A reagent plant and additional flotation cells installation will provide flexibility in dealing with the higher zinc content from this sulfide orebody.
As at December 31, 2022, project spend was $27 million (including $7 million in the fourth quarter of 2022) out of an estimated capital cost of approximately $40 million (100% basis).

Lumwana New Mobile Equipment, Zambia
During the fourth quarter of 2022, we began a transition to an owner miner fleet at Lumwana following a study which concluded that this option could result in a 20% cost reduction within the first five years versus contracted services. Separately, an owner miner strategy positions the operation well for future potential expansions including the Super Pit, which has the potential to extend Lumwana’s life into the 2060s.
With the transition, Lumwana will invest in a new fleet initially dedicated to waste stripping. During 2022, we placed the initial deposits on the owner miner fleet to secure production assembly slots, with first delivery expected in the first quarter of 2023. This owner miner transition is being executed concurrently with the Super Pit pre-feasibility study, which also commenced in the fourth quarter of 2022.
As at December 31, 2022, project spend was $27 million (all in the fourth quarter of 2022) out of an estimated capital cost of approximately $115 million.

BARRICK YEAR-END 2022	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset1 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
During 2022, we made significant progress in our exploration work across all regions, making a number of discoveries which are still being evaluated. In Nevada, drilling on early-stage targets in the Cortez, Carlin and Turquoise Ridge camps has confirmed the presence of anomalous mineralization with alteration and structural complexity under cover, which have the potential to vector us towards new orebodies. We continue to intersect strong mineralization around North Leeville as well as at Turf and Fourmile. We also expanded beyond our existing ground holdings in Nevada with multiple option agreements in both the United States and Canada. In Latin America, we completed a restructuring of the exploration team while targets in Peru, Dominican Republic and Argentina were re-prioritized with ongoing work delivering strong early results from a historical target, Morro Escondido, near Veladero in Argentina. In the Africa and Middle East region, we have reported robust drill intersections in Senegal and Mali around the Loulo-Gounkoto complex and have also identified material upside around Tongon, Kibali, North Mara, Jabal Sayid and Lumwana. We have a new team evaluating opportunities across the Asia-Pacific region and through 2023 we will maintain a healthy balance in our exploration focus between early-stage and advanced exploration projects in order to deliver Barrick’s growth and long-term business plan.
The following section summarizes the exploration results from the fourth quarter of 2022.

North America
Carlin, Nevada, USA16, 17, 18, 19, 20
Drilling at North Leeville focused on expanding the mineral footprint to the south and east along identified structures, infilling towards the planned development in 2023. Core drilling along strike of the previously reported NLX-22013b (27.4 meters, true width (TW) 26.3 meters, at 19.57 g/t Au) intersected sulfidized and altered target lithologies within the Merlin corridor. Results are pending for four core holes, but geological observations indicate the continued expansion of the maiden inferred resource and this is expected to continue through 2023.
At North Turf, reserve definition drilling the footwall to the prospective Veld fault continued to return significant intercepts, including 24.4 meters (TW 24.0 meters) at 6.79 g/t Au from NTC-22033 in the western exploration decline. From the eastern decline, drilling intercepted a narrow, high-grade zone of mineralization of 5.0 meters (TW 4.6 meters) at 12.10 g/t Au in NTC-22027, proximal to the NW-trending Merlin fault, interpreted to control high-grade mineralization over 700 meters away in NLX-22013b at
North Leeville (as described above). Drilling continues to further expand the reserves and resources footprint beyond Turf and into North Leeville.
Further to the west in the Little Boulder Basin, drilling at the Golden Egg target has intersected thick intervals of brecciation with overprinting hydrothermal sulfide veins in drill hole LBB-22006. While the assay results returned 40 meters of intermittent low-grade mineralization, the presence of sulphides and gold mineralization within a zone of strong brecciation is interpreted as a “near miss” defining the eastern limit of the target. Drilling is planned to continue into 2023 initially stepping out along the northeast trending corridor which remains open more than a kilometer along strike.
At Ren, the 2022 drilling program added to the existing reserves base and has also increased our understanding of the low-angle controls on mineralization within the sheared package of the Devonian Rodeo Creek, with results including 9.8 meters (TW 4.0 meters) at 5.01 g/t Au in MRC-22009. This upgrade in the model will inform our 2023 surface step-out exploration program aimed at extending the known mineralization in the Corona Corridor further to the north and northeast.
Exploration drilling to the west of Goldstrike has significantly expanded the potential along the East Bounding fault system. Two framework holes drilled in the fourth quarter of 2022 tested this fertile fault corridor over two kilometers along strike to the south of the previous successful drilling at El Niño. Both drill holes encountered strong alteration, structural complexity and breccia development with widespread low-grade mineralization and thin intercepts of higher grades up to 6.85 g/t Au (WSF-22003). The underexplored East Bounding fault corridor extends for more than seven kilometers of strike length and further wide spaced drilling is planned for 2023 to test and target high-grade opportunities down-dip from outcropping orebodies, which include Tara, Bootstrap and Arturo.
At the El Niño underground mine at Arturo, a five-hole program was completed, with geological observations that support and expand the newly identified mineral trend north of existing mining. Only one result has been returned to date: SEC-22008 intercepted 20.4 meters at 6.51 g/t in sheared and stacked lower Devonian Rodeo Creek, with mineralization remaining open towards the north. A follow-up program is planned for 2023.

Cortez, Nevada, USA21, 22
In the fourth quarter of 2022, CHUG saw a step-change in the geological understanding of the Hanson Footwall target. Following encouraging results from the third quarter of 2022, remodeling and subsequent drilling has yielded promising grades from a series of stacked and repeating layers of Silurian Roberts Mountain formation. Results to date include 24.7 meters at 6.67 g/t Au from CMX-22016 and 20.1 meters at 9.64 g/t Au from CMX-22019. Four results remain pending for the year, but the results cover a strike length of 300 meters, open to the northwest and southeast. Drilling in 2023 will infill this framework program as well as extend the footprint below the existing Cortez Hills underground infrastructure.
At the Robertson project, drilling continued to confirm geological continuity between the Gold Pan and Porphyry targets. Results to date include 4.6 meters at 3.28 g/t Au and 3.0 meters at 2.38 g/t Au in PYC-21033,

BARRICK YEAR-END 2022	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
supporting near-surface continuity of mineralization between the two deposits and ultimately, an increase in the resource footprint. At the western extent of Robertson, in the Distal target, results from previous drilling received in the fourth quarter of 2022 confirm the continuity of grade up-dip of the Distal Fault series and nearer to surface in DTL-21007 with 12.0 meters at 2.17 g/t Au, and 13.9 meters at 15.57 g/t Au in DTL-21004. These results continue to improve the resource potential, some 600 meters away from the Gold Pan deposit. Infill and further exploration drilling is planned for 2023 at Distal. Maiden reserves and an increased resource were declared as part of the 2022 Reserves and Resources Statement.

Fourmile, Nevada, USA23
At the Dorothy target, 800 meters north of the existing Fourmile resource, two drillholes have successfully intersected the most continuous zones of mineralization to date in the target area. Gold mineralization is primarily hosted within a breccia, as seen in historic drilling, but contains a much higher concentration of mineralized clasts with more consistent sulfidation. These intercepts greatly increase the potential at Dorothy as the mineralization observed is at a lower horizon than previously tested in the target area and remains open in all directions. Results from drill hole FM22-180D include 39.6 meters at 12.71 g/t Au and 5.4 meters at 17.04 g/t Au. Hole FM22-179D intersected similar brecciation with 31.7 meters at 33.67 g/t Au. Initial follow-up drilling is planned to extend a historic hole which was not drilled deep enough to test the new horizon.
Both holes also intersected shallower gold mineralization, along the Sadler Fault, a key structural control within the Fourmile resource to the south. FM22-179D returned 18.0 meters at 29.67 g/t Au and FM22-180D returned 4.0 meters at 13.62 g/t Au. Together, these intercepts are beginning to establish a thicker and more continuous zone of mineralization along this key structure in the Dorothy area as well.

Turquoise Ridge, Nevada, USA24
Fourth-quarter drilling and results at Turquoise Ridge continue to define and upgrade our understanding of the mineral controls within the BBT corridor and Getchell Fault Zone. Recent drilling continues to upgrade resource numbers within the Getchell Zone, with results including 10.0 meters (TW 9.2 meters) at 28.00 g/t Au in TUM-22813 and 10.1 meters (TW 8.7 meters) at 20.77 g/t Au in TUM-22816. Similarly, drilling along the TR Corridor has highlighted significant intercepts such as TUM-22219 (34.2 meters (TW 14.6 meters) at 12.93 g/t Au) approximately 300 meters along trend from TUM-22162 (34.8 meters (TW 15.2 meters) at 33.11 g/t Au). Infill drilling is planned to test the undrilled continuity between these two high-grade holes and potentially expand the resource here.
During the fourth quarter of 2022, results were received from the reverse circulation scout drilling program in the Fenceline target area, an alluvial material covered target straddling a legacy property boundary between the Turquoise Ridge underground mine and the Mega pit at Twin Creeks. The results from the program highlight a corridor of deep oxidation, strong geochemistry and anomalous gold, coincident with a window through the Roberts Mountains thrust fault. Follow-up core drilling began in January 2023.
Work completed within the Mega Pit at Twin Creeks has highlighted the potential for a high-grade, feeder type target at depth below the deposit. Drilling has confirmed the presence of feeder like alteration and mineralization on the extensions of primary ore controlling structures below the elevation of historic drilling. At the targeted elevation, historic drilling is very limited and deep framework drilling is planned to define the geologic and structural setting along the kilometer scale target area at depth.

Phoenix, Nevada, USA
At Phoenix, drilling immediately west and below the northern Bonanza pit has identified a 65-meter-thick downhole (TW not yet known) zone of intensely-veined and strongly-altered porphyry, with visible chalcopyrite and pyrite in veinlets and disseminated within the rockmass. Results for copper and gold assays are still pending, but geological observations suggest the potential for a previously unknown hypogene zone immediately beneath the existing (unmined) resource pit. Follow-up drilling in 2023 will target the extension and further our understanding of the potential for this zone.

Pearl String, Nevada, USA
The Pearl String property, located in the Walker Lane mineral belt of western Nevada, was acquired through an exploration agreement with the opportunity to earn a 100% interest from the underlying claim holder. In addition to the acquired ground, Barrick staked a large claim block around the property encompassing approximately 80 square kilometers of prospective ground. The property consists of a volcanic-hosted high sulfidation epithermal alteration system, outcropping to the east and mostly concealed under post mineral pediment cover to the west. There are small windows of altered and gold-bearing volcanics exposed through this cover. Work to date on the property has included geologic mapping, rock and soil sampling and collection of gravity data to map the underlying basement rock. This data will be compiled and interpreted in the first quarter of 2023, leading to target delineation and framework drill testing.

Hemlo, Canada25
A detailed re-interpretation and re-build of the geological model and resource estimation has been completed at Hemlo, better defining the geological controls of the mineralization. This has reduced the contained ounces and residual potential in the Lower B Zone while improving growth targeting in the C and E Zones, where mineralization remains open at depth. Model confirmation drilling continued at C Zone Deep during the fourth quarter of 2022, aiming to extend the mineralization down plunge. Results from this program received in the fourth quarter of 2022 include 4.6 meters at 6.06 g/t Au in 90352207, 4.1 meters at 7.60 g/t Au in 90352208, 3.2 meters at 9.12 g/t Au in 90352209, 2.8 meters at 9.85 g/t Au and 2.6 meters at 6.78 g/t Au in 90352227 and 2.7 meters at 6.38 g/t Au in 90352229. Further drilling also continued in Lower C Zone West, aiming to better define the mineralization in the area. Results include 3.5 meters at 10.57 g/t Au in drillhole 11522104 and 2.7 meters at 13.82 g/t Au in drillhole 1152295. Final assays were received for the E Zone resource expansion drilling completed in the third quarter of 2022, with results including 2.7 meters at 10.74 g/t Au in W2230 and 6.5 meters at 4.40 g/t Au in W2231.1. All these results confirm the updated model.
At the Pic Project to the west of Hemlo, a soil and till sampling and mapping program was conducted over areas of historically identified mineralization and new areas of interest. Approximately 6,600 meters of available historic

BARRICK YEAR-END 2022	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
drill core was scanned using an advanced array of sensors to measure spectral and compositional characteristics and is currently being re-logged to provide context for historical mineralization. More than 550 samples were collected in the northeast area of the property. The results will be utilized to motivate drilling planned for the summer and fall of 2023.

Uchi Belt, Canada
On the South Uchi Project, all results from the 2022 program were received during the fourth quarter of 2022. 461 till samples and 1,065 surface rock samples were analyzed during the summer field mapping and overburden drilling campaigns. The results have been disappointing, ultimately leading to the termination of the earn-in agreement with Kenorland Minerals.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic26, 27
Drilling at the Main Gate target in the third quarter of 2022 intersected favorable hydrothermal alteration and mineralization below cover, which identified a new target area close to the main Pueblo Viejo deposit. The target remains open over several hundred meters along a northwest trend towards the historical “ARD1” target. Drilling on this trend is underway and will continue through the first half of 2023.
At the Arroyo del Rey target to the northeast of the Pueblo Viejo deposits, the three-hole framework diamond drilling program confirmed the structurally-controlled, high-grade mineralization previously identified at surface. DPV22-872 intercepted 1.85 meters at 10.93 g/t Au from 143 meters associated with a northeast striking structure. Further drilling to test the wider Arroyo del Rey target as well as the deep extensions to the Cumba deposit are being planned.
To the east of the Mejita pit, at the Mejita Extension target, drillhole DPV22-875 intercepted 5 meters at 1.68 g/t Au from 133.5 meters, including 1.5 meters at 3.7 g/t Au without lateral continuity. This target has been downgraded.

Regional Exploration, Dominican Republic
Three new exploration concessions covering a total area of 134 km2 were granted across the Dominican Republic, within three different geological districts. At the recently granted La Laja project (located 40 kilometers west of Pueblo Viejo), a reconnaissance campaign identified three areas of interest which feature encouraging indications of hydrothermal alteration as well as gold and copper mineralization.
Follow-up field work to define the geological framework and mineralization potential is planned for the first quarter of 2023.

Veladero District, Argentina28
A diamond drill program to validate legacy RC drilling results and to improve the understanding of mineralization controls at the Morro Escondido target began in the fourth quarter of 2022. Four completed holes confirmed significant mineralization with intersections including DDH-MES-02 with 128.0 meters at 0.75 g/t Au from surface, including 9.30 meters at 4.91 g/t Au from surface; DDH-MES-01 with 107.80 meters at 0.74 g/t Au from surface; DDH-MES-04 with 41.00 meters at 1.64 g/t Au, including 4.00 meters at 8.27 g/t Au; and DDH-MES-03 with 75.5 meters at 0.52 g/t Au, including 19.50 meters at 1.04 g/t Au from surface. Concurrently, a ground geophysical Controlled Source
Audio Magnetotelluric survey was completed, revealing a large 2.87-km2-high resistivity anomaly greater than >2,000 ohm per meter, which is interpreted to represent silica alteration that is associated with mineralization. Bottle roll test analysis on surface outcrop samples yielded results showing the mineralization is potentially amenable for blending with ore from Veladero and further tests are being carried out on the new drill core. The system remains open in all directions and drilling is ongoing.
Geological work continues on other high priority projects in the district focusing on targets with the potential to impact Veladero’s mine plan. At Domo Negro, in the Ortiga trend to the north of Morro Escondido, further sampling in a high vein density area yielded encouraging gold values defining a target with gold porphyry potential at depth. At Cerro Lila, in the same trend, surface samples returned encouraging gold values, defining a target area of 500 by 1,000 meters, which is open and under cover to the east. At the Veladero Sur project, field work defined two targets, one of which is a large Veladero-type high-sulfidation system and one which has porphyry potential with a high density of quartz veinlets and associated encouraging gold values. A ground geophysical Controlled Source Audio Magnetotelluric survey is planned for the first quarter of 2023, with diamond drilling to follow.
Ground geophysics supported the target concept of the Atena-Chispas, high-sulfidation target that sits immediately south of the current Veladero Valley Leach Facility. A small proof-of-concept drill program was designed and drilling was initiated prior to end-of-year, and will continue into the first quarter of 2023.
Drilling of the Lama targets continued during the fourth quarter of 2022 with two drill rigs testing mineralization concepts at the Penelope South and Porfiada targets.

Cerro Bayo, Argentina
In Cerro Bayo prospect, detailed mapping and sampling confirmed the northwest striking mineralized structures on the project. The hydrothermal systems are preserved and close to the surface in certain parts of the property. Surface samples yielded encouraging gold results in northwest-striking veins.

Peru
At the Austral project, geological mapping, sampling, and ground geophysical surveys were completed as part of the target delineation program. Fieldwork across the project has defined two gold-bearing targets which both feature strong gold results from outcrops and have the potential to host a large deposit. RC drill testing is planned in 2023.

Porgera, Papua New Guinea
As discussed on page 10, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan
Focused field activities were undertaken on four of the rationalized nine projects in the portfolio, comprising prospect scale mapping, rock chip sampling and geophysical surveys.
At the Mizobe project in Kyushu, interpretation of the induced polarization survey was completed in the fourth quarter of 2022. Combined with results from prior mapping and geochemical sampling, this has resulted in three framework drill holes being planned. Drilling will target the

BARRICK YEAR-END 2022	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
margins of a graben structure, interpreted as potential fluid conduits, beneath late and post mineral volcanic and sedimentary cover sequences. Drilling is currently being permitted.
On the Ebino project, also in Kyushu, an induced polarization survey, prospect scale mapping and surface sampling was completed over the Otsuka prospect. The prospect is defined by a large area of argillic alteration localized over a fault bounded gravity anomaly along the eastern margin of the Okuchi basin, a similar geological setting to the Hishikari deposit located 12 kilometers to the south. Upon receipt and integration of analytical results, follow-up work may be planned.
On the Aibetsu project, located in Hokkaido, prospect scale mapping and rock chip sampling was completed over two areas of interest, characterized by elevated low level gold and associated pathfinder elements interpreted as leakage along low angle bedding planes, with potential for a blind system proximal to first order feeder structures. Geological observations and initial analytical results support this conceptual model, and pending remaining results, next steps may include geophysics and drill testing after the winter season.

Africa and Middle East
Senegal, Exploration29
On the Bambadji joint venture, at the Wari Target, diamond drilling is underway testing a kilometer scale alteration and mineralized system confirmed by first phase RC drilling in the third quarter of 2022 with significant intercepts such as 14.0 meters at 2.71 g/t, including 7.0 meters at 4.96 g/t (WARC004). Initial geological observations are encouraging, extending the alteration system down to 200 meter vertical depth (results pending). Alteration and mineralization styles are very similar to the Kabetea system, located 1.5 km to the south, where wide high-grade intercepts have been reported. RC drilling is planned to test the gap between the two targets and assess the potential of the combined system.
On the Dalema joint venture, scout RC drilling commenced in early 2023 to test the first prioritized targets on the permit in the prospective Faleme Domain. Meanwhile auger drilling, mapping and geophysics will continue screening the remaining parts of the project to generate additional opportunities.
Target delineation programs have commenced on the recently granted Bambadji South permit, where initial surface observations have highlighted strongly altered and sulfidized rocks that correlate with high tenor soil geochemistry anomalies; these targets will be prioritized against other opportunities for testing in the first quarter of 2023.

Loulo-Gounkoto, Mali30
At Gara West, two diamond holes were drilled beneath the pit, to test a conceptual target controlled by a plunging fold axis related to the adjacent Gara orebody. Observations confirmed the alteration system and mineralization at 350 meters vertical depth, with a high-grade intersection of 10.95 meters at 8.19 g/t, including 5.9 meters at 12.63 g/t (GWDH02). These initial results support the potential for a significant underground opportunity and will be a key focus area for early 2023. Additionally, a review of the four-kilometer-long Gara West trend, which has been tested with limited drilling, has been initiated to identify further potential in a key prospective corridor.
Scout drilling at the Hippo and Yalea Ridge South targets located south of the Yalea deposit, has confirmed a wide silica-albite alteration corridor over 1.7 kilometer strike and returned localized strong mineralized intercepts from one hole, hosted in brecciated tourminalized sandstone: YRSAC0010 returned 10 meters at 10.05 g/t, including 7 meters at 13.69 g/t, and 18 meters at 1.83 g/t. The tourmaline breccia host appears to narrow to the south with only weak intercepts reported in the other shallow drill fences located 200 meters along strike. A full integration and model update for the structural corridor is in progress to better understand the control on the high-grade mineralization in the system and identify upside potential.

Tongon, Côte d'Ivoire31
The priority at Tongon continues to be progressing satellite targets with the potential to extend the life of mine.
At Koro A2, results continue to demonstrate economic satellite potential over 500 meters strike, with significant results in the fourth quarter of 2022 including 10.00 meters at 2.49 g/t (KORC020), 12.00 meters at 2.28 g/t (KORC021) and 7.00 meters at 6.54 g/t (KORC028). The system is open along strike in both directions and at depth with further drilling planned in the first quarter of 2023.
At Jubula Main, encouraging results continue to define mineralization on multiple sub-parallel structures 0.5 kilometers from the Seydou North deposit. Best intersections include 13.41 meters at 2.74 g/t and 6.00 meters at 2.70 g/t (JBMDH002). Further analysis is scheduled after receipt of full assay results and metallurgical test work to define upside and economic potential.
At Seydou North, an update to the geological model incorporating the latest drilling has successfully led to the extension of the planned open pit and an increase to the resource. Mining operations commenced at the end of 2022.
A review of the fertile Stabilo Trend is underway to identify new high impact satellite opportunities along the over 5 km structure hosting Seydou North and several additional prospects. Targets will be prioritized prior to testing in the first quarter of 2023.

Kibali, Democratic Republic of Congo32
The remaining results have been received from the initial drill section at Mengu Hill, designed to test for the continuity of high-grade mineralization down-plunge of the previously mined open pit. MDD079W1 returned a significant intercept of 7.82 meters at 11.19 g/t, increasing the high-grade zone to 60 meters width, with mineralization still open towards the southeast and down-plunge to the northeast. Results of the first fence support the potential for a significant satellite underground project. Additional drilling is planned in the first quarter of 2023 to test the width of the mineralized shoot and the open down-plunge extension.
Drilling at Gorumbwa, adjacent to the KCD deposit commenced to test the underground potential below the historical pit. Initial results are showing strong alteration and mineralization, supporting the potential of an underground project and this work has better defined and reduced the size of historic mining voids. Drilling will continue down-plunge during early 2023.
At Oere, recent results from the deepest drillholes on the target have returned the strongest intersections to date indicating underground potential as well as highlighting conceptual potential at depth along the KZ trend in similar settings where near-surface results are weak. Significant

BARRICK YEAR-END 2022	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
results include: 8.1 meters at 11.6 g/t (ORDD0031); 19.80 meters at 6.15 g/t (ORDD0057) and 16.90 meters at 4.29 g/t (ORDD0043). The geological model is currently being updated to place the high-grade results into context prior to planning a program to assess the underground opportunity.
A scout RC program has been completed at Zambula, located on the KZ South structure. The program was designed to assess the most prospective segments of the sparsely tested shear zone for large-scale near-surface satellite potential within 15 kilometers of the Kibali mill with wide spaced drill fences. Consistent alteration and mineralization over more than two kilometers strike length and down to 150 meters vertical depth has been intersected with indications of high grades within the system. Significant results include: 15 meters at 2.13 g/t, including 5 meters at 4.61 g/t (ZBRC0009), 11 meters at 2.68 g/t, including 5 meters at 4.33 g/t (ZBTR0010), 7 meters at 2.39 g/t, including 2 meters at 5.69 g/t (ZBRC0021). Results support the potential for the structure to host a significant satellite deposit, a follow-up program, including deeper diamond drilling, is planned for the first quarter of 2023.

North Mara and Bulyanhulu, Tanzania
At North Mara, a framework drill program has commenced on the Gokona West corridor; the first holes have intersected strong ‘Gokona style’ alteration and host rocks supporting the presence of additional mineralized hydrothermal centers along the sparsely tested prospective corridor, which is concealed beneath post-mineral volcanic cover. Results are pending and the program will continue into the first quarter of 2023.
The Gokona Deeps drilling program targeting extensions at depth continued in the fourth quarter of 2022. Several drill holes have intersected mineralization outside of the currently defined mineralization wireframes, which are expected to support extensions of mineral resources. Subsequent conversion drilling will be planned in 2023 based on the results.
At Bulyanhulu, an updated geological model was developed for the northwest extension of the Bulyanhulu system. The new model has highlighted several near mine targets and initial drill testing will start early in 2023. In parallel, target delineation programs including ground geophysics, have been completed over the northern permits of the Bulyanhulu inlier. The new data will support the generation of the next phase of targets to fill the base of the resource triangle with the highest potential targets to be prioritized for drill testing early in 2023.

Egypt, Regional Exploration
In Egypt, the handover of Barrick’s third exploration license Hamash-Sukari was completed and the first-year work program has commenced. The total land package held by Barrick is now 1,675 km2 spread between the Hamash-Sukari, Fatiri and Atalla licenses. Field teams are actively screening the three licenses for indications of mineralized systems with Tier One gold system potential with the aim to execute maiden drill programs on prioritized targets later in 2023.

Lumwana
Following the successful completion of an internal preliminary economic assessment, a pre-feasibility study commenced during the fourth quarter of 2022 to further examine the potential of integrating the Chimi Super Pit with the recently drilled Lubwe deposit. To support this study, drilling continued at Lubwe to test the extents of the orebody and to support the release of a potential maiden resource. The new holes confirmed the presence of thick, higher-grade mineralization, showing the potential to grow the Lubwe starter pits, which will positively impact the potential Super Pit expansion.
Exploration drilling commenced at the Kamalamba target during the fourth quarter of 2022 and initial observations confirmed the presence of shallow chalcopyrite-mineralized schists. The program will continue through early 2023 to fully test the potential for Kamalamba to provide alternative higher-grade mill feed to support the potential Super Pit expansion. At a third near-mine target, the Kababisa geological model has been updated and exploration drilling is scheduled for early 2023.

Jabal Sayid, Kingdom of Saudi Arabia33
At Lode 1 at Jabal Sayid, drilling continues to target extensions of the recently discovered high-grade mineralization and samples have been taken for independent geometallurgical test work. Results from the fourth quarter of 2022 include 15.00 meters at 3.51% Cu (BDH1170) and 52.60 meters at 2.67% Cu (BDH1171), supporting potential resource expansion with an interim model update planned in the first quarter of 2023.
Early success at the Janob target located one kilometer southwest of Lode 1 demonstrates new mineralization potential with three drillholes completed to date intersecting near-surface VMS-style alteration and mineralization. The first result of 15.07 meters at 2.11% Cu (BDHR014) within a 41-meter-wide zone of strong Chlorite alteration demonstrates the economic potential of the target with other results pending. A geological model update and ground geophysics are planned early in 2023 to refine and advance the target.
The Umm Ad Damar exploration project was provisionally awarded to the Ma’aden-Barrick consortium following a competitive bid-process. The project, located 20 km south-east of Jabal Sayid, is prospective for VMS mineralization. Aggressive exploration programs are planned to commence early in 2023 upon issuance of the exploration license and will target either stand-alone or satellite opportunities for Jabal Sayid.

BARRICK YEAR-END 2022	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Gold
000s oz sold[a]	1,111	997	4,141	4,468	4,879
000s oz produced[a]	1,120	988	4,141	4,437	4,760
Market price ($/oz)	1,726	1,729	1,800	1,799	1,770
Realized price ($/oz)[b]	1,728	1,722	1,795	1,790	1,778
Revenue	2,535	2,277	9,920	10,738	11,670
Copper
millions lbs sold[a]	99	120	445	423	457
millions lbs produced[a]	96	123	440	415	457
Market price ($/lb)	3.63	3.51	3.99	4.23	2.80
Realized price ($/lb)[b]	3.81	3.24	3.85	4.32	2.92
Revenue	170	200	868	962	697
Other sales	69	50	225	285	228
Total revenue	2,774	2,527	11,013	11,985	12,595
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

Our 2022 gold production of 4.14 million ounces was slightly below the guidance range of 4.2 to 4.6 million ounces. As previously disclosed, this was mainly due to lower than planned production at Turquoise Ridge where processing operations were disrupted by maintenance events at the Sage autoclave in the second half of 2022 and at Hemlo due to the temporary water inflow that occurred late in the second quarter of 2022 and impacted mining productivity into the third quarter of 2022. Gold production was also impacted by lower than expected performance from Cortez and Veladero. As expected and previously guided, copper production of 440 million pounds for 2022 was in the middle of the guidance range of 420 to 470 million pounds.

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, gold revenues increased by 11% compared to the prior quarter primarily due to higher sales volume, while prices were in line. The average realized price for the three month period ended December 31, 2022 was $1,728 per ounce versus $1,722 per ounce for the prior quarter. During the fourth quarter of 2022, the gold price ranged from $1,617 per ounce to $1,833 per ounce and closed the quarter at $1,814 per ounce. Gold prices in the fourth quarter of 2022 continued to be volatile as a result of increasing concerns over inflation, expectations of a moderation in the pace of interest rate increases, fluctuations in the price of the trade-weighted US dollar, and geopolitical concerns.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2022 compared to Q3 2022

In the fourth quarter of 2022, attributable gold production was 132 thousand ounces higher than the prior quarter, primarily driven by stronger performance at Cortez due to significantly increased ore tonnes mined from Crossroads and processed at the Cortez oxide mill as well as higher grades mined from Cortez Hills; at Carlin resulting from higher grades; and at Tongon (included in the “Other” category above) reflecting higher grades, throughput and recoveries. This was partially offset by lower production at Pueblo Viejo due to decreased throughput, driven by planned maintenance and lower grades processed.
Copper revenues in the fourth quarter of 2022 decreased by 15% compared to the prior quarter, primarily due to lower copper sales volume, partially offset by a higher realized copper price6. The average market price in the fourth quarter of 2022 was $3.63 per pound versus $3.51 per pound in the prior quarter. In the fourth quarter of 2022, the realized copper price6 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas a negative provisional pricing adjustment was recorded in the prior quarter. During the fourth quarter of 2022, the copper price ranged from $3.32 per pound to $3.91 per pound and closed the quarter at $3.80 per pound. Copper prices in the fourth quarter of 2022 were influenced by economic optimism following the lifting of some pandemic related restrictions, low copper stockpiles, and a weakening trade-weighted US dollar.
Attributable copper production in the fourth quarter of 2022 decreased by 27 million pounds compared to the prior quarter, primarily at Lumwana due to lower grades processed in line with the mine plan and decreased throughput following a planned shutdown of the mill. Attributable copper sales in the fourth quarter of 2022 were 18% lower than the prior quarter.

BARRICK YEAR-END 2022	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to 2021
In 2022, gold revenues decreased by 8% compared to the prior year, primarily due to a decrease in sales volumes while prices were in line. The average market gold price for 2022 was $1,800 per ounce versus $1,799 per ounce in the prior year.
In 2022, attributable gold production was 4,141 thousand ounces, or 296 thousand ounces lower than the prior year, mainly due to the completion of Phase 1 mining in May 2022 at Long Canyon (included in the “Other” category below), lower grades processed at Pueblo Viejo, lower leach and refractory ore tonnes mined at Cortez, and lower throughput due to maintenance events at Turquoise Ridge. These impacts were partially offset by increased production at Carlin as the prior year was impacted by the mechanical mill failure at Carlin’s Goldstrike roaster, which occurred in May 2021. Gold sales were in line with gold production in 2022, whereas in 2021, gold sales were higher than gold production as Veladero sold a portion of its built-up gold inventory.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2022

*Other consists primarily of Long Canyon, Buzwagi and Hemlo.

Copper revenues for 2022 were 10% lower compared to the prior year due to a lower realized copper price6, partially offset by higher copper sales volume. In 2022, the realized copper price6 was lower than the market copper price as a result of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in 2021.
Attributable copper production for 2022 was 25 million pounds higher than the prior year, mainly due to higher grades processed at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Gold
Site operating costs	1,286	1,161	4,678	4,218	4,421
Depreciation	506	393	1,756	1,889	1,975
Royalty expense	85	74	342	371	410
Community relations	13	10	37	26	26
Cost of sales	1,890	1,638	6,813	6,504	6,832
Cost of sales ($/oz)[a]	1,324	1,226	1,241	1,093	1,056
Total cash costs ($/oz)[b]	868	891	862	725	699
All-in sustaining costs ($/oz)[b]	1,242	1,269	1,222	1,026	967
Copper
Site operating costs	88	89	336	266	292
Depreciation	92	59	223	197	208
Royalty expense	16	23	103	103	54
Community relations	1	1	4	3	2
Cost of sales	197	172	666	569	556
Cost of sales ($/lb)[a]	3.19	2.30	2.43	2.32	2.02
C1 cash costs ($/lb)[b]	2.25	1.86	1.89	1.72	1.54
All-in sustaining costs ($/lb)[b]	3.98	3.13	3.18	2.62	2.23
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, cost of sales applicable to gold was 15% higher compared to the prior quarter, primarily as a result of higher sales volume. Our 45% interest in Kibali is equity accounted and we therefore do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, was 8% higher than the prior quarter primarily due to higher depreciation expense, partially offset by lower total cash costs6 per ounce. Total cash costs per ounce6 were 3% lower, mainly due to the impact of higher sales volume partially offset by an increase in natural gas prices at the NGM operations.
In the fourth quarter of 2022, gold all-in sustaining costs6 decreased by 2% on a per ounce basis compared to the prior quarter, primarily due to lower total cash costs per ounce6 as described above.

BARRICK YEAR-END 2022	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In the fourth quarter of 2022, cost of sales applicable to copper was 15% higher than the prior quarter, primarily due to higher depreciation expense, partially offset by lower royalty expense at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 39% and 21%, respectively, compared to the prior quarter primarily due to higher maintenance expense associated with the mill shutdown as well as lower grades and tonnes processed at Lumwana. Cost of sales per pound7 was further impacted by higher depreciation expense, mainly at Lumwana.
In the fourth quarter of 2022, copper all-in sustaining costs6, which have been adjusted to include our proportionate share of equity method investees, were 27% higher per pound than the prior quarter, primarily reflecting higher minesite sustaining capital expenditures6 at Lumwana mainly related to new mining equipment, combined with higher C1 cash costs per pound6.

2022 compared to 2021
In 2022, cost of sales applicable to gold was 5% higher than the prior year primarily due to higher site operating costs driven by higher input prices for energy, labor and other consumables as a result of inflationary pressures. This was partially offset by lower sales volumes. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, and total cash costs per ounce6 were 14% and 19% higher, respectively, than the prior year, primarily due to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
In 2022, gold all-in sustaining costs per ounce6 increased by 19% compared to the prior year primarily due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
In 2022, cost of sales applicable to copper was 17% higher than the prior year, primarily due to higher sales volume and the same inflationary pressures as described above. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 5% and 10%, respectively, compared to the prior year, primarily due to higher operating costs as a result of higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
Copper all-in sustaining costs per pound6 was 21% higher than the prior year, primarily reflecting higher minesite sustaining capital expenditures6, combined with higher total C1 cash costs per pound6.

2022 compared to Guidance
2022 cost of sales applicable to gold7 was $1,241 per ounce, higher than our guidance range of $1,070 to $1,150 per ounce. Gold total cash costs6 for 2022 of $862 per ounce were higher than our guidance range of $730 to $790 per ounce, while all-in sustaining costs6 for 2022 of $1,222 per ounce were higher than the guidance range of $1,040 to $1,120 per ounce. All gold cost metrics were higher than the guidance ranges, as expected and previously disclosed, mainly due to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints and then exacerbated by the Russian invasion of Ukraine, as well as lower production and sales volumes.
2022 cost of sales applicable to copper7 and C1 cash costs6 were $2.43 per pound and $1.89 per pound, respectively, within our guidance ranges of $2.20 to $2.50 per pound and $1.70 to $1.90 per pound, respectively. 2022 copper all-in sustaining costs6 of $3.18 per pound was higher than our guidance range of $2.70 to $3.00 per pound, mainly due to higher minesite sustaining capital expenditures6.

Capital Expendituresa

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Minesite sustaining[b,c]	557	571	2,071	1,673	1,559
Project capital expenditures[b,d]	324	213	949	747	471
Capitalized interest	10	8	29	15	24
Total consolidated capital expenditures	891	792	3,049	2,435	2,054
Attributable capital expenditures[e]	743	609	2,417	1,951	1,651
2022 Attributable capital expenditures guidance[e]			$1,900 to $2,200
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Includes both minesite sustaining and mine development.
d.Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.These amounts are presented on the same basis as our guidance on page 12.

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, total consolidated capital expenditures on a cash basis were 13% higher than the prior quarter due to an increase in project capital expenditures6, partially offset by a slight decrease in minesite sustaining capital expenditures6. Project capital expenditures6 increased by 52% primarily due to the investment in a new mining fleet at Lumwana, the continued development of the Gounkoto underground expansion, as well as the solar plant projects at both Loulo-Gounkoto and NGM. Minesite sustaining capital expenditures6 decreased by 2% compared to the prior quarter, primarily at Cortez due to lower capitalized waste stripping, partially offset by an increase in minesite sustaining capital expenditures6 at North Mara from the procurement of key underground equipment.

BARRICK YEAR-END 2022	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to 2021
In 2022, total consolidated capital expenditures on a cash basis increased by 25% compared to the prior year due to an increase in both minesite sustaining capital expenditures6 and project capital expenditures6. Higher minesite sustaining capital expenditures6 of 24% were mainly due to increased capitalized waste stripping at Lumwana and Cortez, combined with higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo. Project capital expenditures6 increased by 27% compared to the prior year, mainly due to the investment in a new mining fleet at Lumwana, the ramp-up of open pit operations at North Mara and the solar plant projects at both Loulo-Gounkoto and NGM.

2022 compared to Guidance
Attributable capital expenditures for 2022 of $2,417 million was higher than the guidance range of $1,900 to $2,200 million. Attributable minesite sustaining capital expenditures6 of $1,678 million was higher than the guidance range of $1,350 to $1,550 million, mainly due to higher energy and consumable prices related to the same inflationary impacts that drove operating cost increases as described throughout this MD&A, which in particular, impacted capitalized waste stripping and underground development. Attributable project capital expenditures6 of $725 million was higher than the guidance range of $550 to $650 million, mainly due to the investment in a new mining fleet at Lumwana, which was not included in guidance for 2022, an increase in the previously disclosed capital cost for the plant expansion and mine life extension project at Pueblo Viejo, as well as the timing of expenditures relating to the Third Shaft project at Turquoise Ridge.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Corporate administration	33	26	125	118	118
Share-based compensation[a]	16	0	34	33	67
General & administrative expenses	49	26	159	151	185
2022 General & administrative expenses guidance			~$180
a.Based on US$17.21 share price as at December 31, 2022 (September 30, 2022: US$14.91; 2021: US$19.00; 2020: US$22.78).

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, general and administrative expenses increased by $23 million compared to the third quarter of 2022, primarily due to higher share-based compensation expense as a result of an increase in our share price during the fourth quarter of 2022.

2022 compared to 2021
General and administrative expenses in 2022 increased by $8 million compared to the prior year due to higher spend on external services and travel, which was lower in 2021 as a result of the Covid-19 pandemic.

2022 compared to Guidance
General and administrative expenses in 2022 were lower than guidance of ~$180 million. Corporate administration expenses of $125 million was below our guidance of ~$130 million, highlighting the continued benefit of our cost discipline, while share-based compensation expense of $34 million was lower than our guidance of ~$50 million due to the commensurate movement in our share price.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Global exploration and evaluation	38	25	123	122	143
Project costs:
Pascua-Lama	16	7	52	46	37
Pueblo Viejo	5	5	24	3	8
Reko Diq	9	2	14	10	7
Other	10	11	47	26	12
Corporate development	5	5	15	16	9
Global exploration and evaluation and project expense	83	55	275	223	216
Minesite exploration and evaluation	23	22	75	64	79
Total exploration, evaluation and project expenses	106	77	350	287	295
2022 E&E guidance			$180 to $200
2022 project expense guidance			$130 to $150
2022 total E&E and project expenses guidance			$310 to $350

Q4 2022 compared to Q3 2022
Exploration, evaluation and project expenses for the fourth quarter of 2022 increased by $29 million compared to the prior quarter. This was primarily due to higher project costs at Pascua-Lama as weather conditions improved and Reko Diq as the project was reconstituted, combined with higher global exploration and evaluation costs mainly at the Latin America and Asia-Pacific region due to increased drilling activity with the end of winter in the southern hemisphere.

2022 compared to 2021
Exploration, evaluation and project costs for 2022 increased by $63 million compared to the prior year, primarily due to higher project costs, mainly associated with our projects in the Latin America and Asia-Pacific region, including Pascua-Lama and Reko Diq as well as the technical and social studies for additional tailings storage capacity at Pueblo Viejo.

BARRICK YEAR-END 2022	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to Guidance
Exploration, evaluation and project expenses for 2022 of $350 million were within the guidance range of $310 to $350 million. Exploration and evaluation costs of $198 million were within the guidance range of $180 to $200 million, while project expenses of $152 million were slightly above the guidance range of $130 to $150 million.

Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Interest expense[a]	89	95	366	357	342
Accretion	20	18	66	48	41
(Gain)/loss on debt extinguishment	(12)	(2)	(14)	0	15
Interest capitalized	(10)	(8)	(29)	(16)	(24)
Other finance costs	2	1	6	8	1
Finance income	(38)	(31)	(94)	(42)	(28)
Finance costs, net	51	73	301	355	347
2022 finance costs, net guidance			$330 to $370
a.For the three months and year ended December 31, 2022, interest expense includes approximately $8 million and $33 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreement with Royal Gold, Inc. (September 30, 2022: $8 million; 2021: $35 million; 2020: $34 million).

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, finance costs, net decreased by 30% compared to the prior quarter, mainly due to a larger gain on debt extinguishment relating to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042, which occurred in November 2022. This was combined with higher finance income earned on our cash balance resulting from an increase in market interest rates.

2022 compared to 2021
In 2022, finance costs, net were 15% lower than the prior year, primarily due to higher finance income earned on our cash balance resulting from an increase in market interest rates, combined with a gain on debt extinguishment which mainly relates to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042, which occurred in November 2022. This was partially offset by higher accretion, also due to the increase in market interest rates.

2022 compared to Guidance
Finance costs, net for 2022 of $301 million were lower than the guidance range of $330 to $370 million, mainly due to higher finance income earned on our cash balance resulting from the increase in market interest rates.

Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Impairment charges (reversals)	1,642	24	1,671	(63)	(269)
Loss on currency translation	4	3	16	29	50
Closed mine rehabilitation	44	(55)	(136)	18	90
Other (income) expense	(250)	(9)	(268)	(67)	(178)

Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)
Veladero	318	0	318	0	0
Long Canyon	42	0	43	0	0
Lumwana	0	15	16	0	0
Lagunas Norte	0	0	0	(86)	0
Pueblo Viejo	0	0	0	(2)	2
Golden Sunlight	0	0	0	12	0
Hemlo	0	0	0	4	0
Tanzania	0	0	0	3	(91)
Pascua-Lama	0	0	0	1	0
Reko Diq	(120)	0	(120)	0	0
Other	1	2	4	4	21
Total asset impairment charges (reversals)	241	17	261	(64)	(68)
Goodwill
Loulo-Gounkoto	950	0	950	0	0
Total goodwill impairment charges	950	0	950	0	0
Tax effects and NCI	451	7	460	1	(201)
Total impairment charges (reversals)	1,642	24	1,671	(63)	(269)

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, we recognized $241 million (net of tax and non-controlling interests) of net impairment charges, mainly due to non-current asset impairments of $318 million (net of tax) at Veladero and $42 million (net of tax and non-controlling interests) at Long Canyon. At Veladero, we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to significant inflationary pressures coupled with strict Argentine foreign exchange controls, a decrease in expected recovery rates from the leach pad and an increase in the WACC primarily due to higher country risk

BARRICK YEAR-END 2022	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
and higher risk-free rates. At Long Canyon, we observed a decrease in the mine’s discounted cash flows in the updated life of mine plan, reflecting an update in the permitting timeline. In addition, we recognized a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto as we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to inflationary pressures and a higher WACC driven by higher interest rates as central banks have increased rates to combat inflation. These impacts were partially offset by an impairment reversal of $120 million (no tax or non-controlling interest impact) on our previously held 37.5% interest of Reko Diq as we completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province on December 15, 2022. This compares to a net impairment charge of $17 million (net of tax and non-controlling interests) in the prior quarter, mainly related to an inventory impairment at Lumwana.

2022 compared to 2021
In 2022, we recognized $261 million (net of tax and non-controlling interests) of net asset impairment charges, mainly due to non-current asset impairments of $318 million (net of tax) at Veladero and $43 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recognized a goodwill impairment of $950 million related to Loulo-Gounkoto. These impacts were partially offset by an impairment reversal of $120 million (no tax or non-controlling interest impact) on our previously held 37.5% interest of Reko Diq. Details of these impairment charges and reversals have been described above. This compares to net impairment reversals of $64 million (net of tax and non-controlling interests) in 2021 mainly due to the impairment reversal at Lagunas Norte of $86 million (net of tax) resulting from the agreement to sell our 100% interest to Boroo.
Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation
Q4 2022 compared to Q3 2022
Loss on currency translation in the fourth quarter of 2022 was $4 million compared to $3 million in the prior quarter. The losses in both quarters mainly related to unrealized foreign currency translation losses from the depreciation of the Argentine peso. The fourth quarter of 2022 was also impacted by the depreciation of the Zambian kwacha, partially offset by the appreciation of the Chilean peso and West African CFA franc, while the prior quarter was partially offset by the appreciation of the Zambian kwacha. Fluctuations in these currencies versus the US dollar revalue our foreign currency denominated value-added tax receivable balances.

2022 compared to 2021
Loss on currency translation for 2022 was $16 million compared to $29 million in the prior year. The losses in both years mainly related to unrealized foreign currency losses from the Argentine peso and the Zambian kwacha, however 2022 was also partially offset by the appreciation of the Chilean peso and West African CFA franc. Fluctuations in these currencies versus the US dollar revalue our foreign currency denominated value-added tax receivable balances.
Closed mine rehabilitation
Q4 2022 compared to Q3 2022
Closed mine rehabilitation in the fourth quarter of 2022 was an expense of $44 million compared to a gain of $55 million in the prior quarter, mainly due to a decrease in the market real risk-free rate used to discount the closure provision during the current period, whereas the market real risk-free rate increased in the prior quarter.

2022 compared to 2021
Closed mine rehabilitation for 2022 was a net gain of $136 million compared to an expense of $18 million in the prior year. The gain mainly related to an increase in the market real risk-free rate used to discount the closure provision in the current period. The expense in the prior year related to a higher closure cost estimate for a closure site at NGM.

Other (Income) Expense
Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, other income was $250 million compared to $9 million in the prior quarter. Other income in the fourth quarter of 2022 mainly related to a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% upon the completion of the reconstitution of the Reko Diq project, as measured in reference to the sale price agreed upon by Barrick’s original partner in the Reko Diq joint venture to exit the reconstituted project. This was partially offset by supplies obsolescence at Bulyanhulu and North Mara. In the prior quarter, other income primarily related to the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. These gains were partially offset by care and maintenance expense at Porgera, as well as litigation costs inclusive of provisions for the settlement of cases.

2022 compared to 2021
Other income was $268 million in 2022 compared to $67 million in the prior year. In 2022, we recognized a fair value gain of $300 million on the additional interest in the Reko Diq project and the combined $63 million gain on the sale of two royalty portfolios, as described above. This was partially offset by care and maintenance expenses at Porgera of $53 million and supplies obsolescence at Bulyanhulu and North Mara of $48 million. In 2021, other income mainly related to a gain on the sale of Lone Tree of $205 million, partially offset by care and maintenance expense at Porgera of $51 million, as well as a $25 million litigation settlement and $21 million supplies obsolescence expense at Buzwagi.
For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $664 million in 2022. The unadjusted effective income tax rate for 2022 was 40% of the income before income taxes.
The underlying effective income tax rate on ordinary income for 2022 was 27% after adjusting for the impact of net impairment charges; the impact of the sale of non-current assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of foreign currency translation gains and losses on tax balances; the impact of the Porgera mine being placed

BARRICK YEAR-END 2022	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on care and maintenance; the impact of the recognition and de-recognition of deferred tax assets; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial Statements.

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/22	12/31/21
At 26.5% statutory rate	446	1,228
Increase (decrease) due to:
Allowances and special tax deductions[a]	(146)	(138)
Impact of foreign tax rates[b]	(146)	(84)
Non-deductible expenses / (non-taxable income)	(38)	118
Goodwill impairment charges not tax deductible	325	0
Taxable gains on sales of non-current assets	1	24
Net currency translation losses on current and deferred tax balances	59	23
Tax impact from pass-through entities and equity accounted investments	(196)	(330)
Current year tax results sheltered by previously unrecognized deferred tax assets	33	(18)
Recognition and de-recognition of deferred tax assets	15	(31)
Adjustments in respect of prior years	17	24
Increase to income tax related contingent liabilities	13	19
Impact of tax rate changes	0	66
Withholding taxes	82	110
Mining taxes	201	323
Tax impact of amounts recognized within accumulated OCI	(7)	8
Other items	5	2
Income tax expense	664	1,344
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2022 and 2021 include the following:

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In 2022, a tax expense of $59 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. In 2021, a tax expense of $23 million arose from translation losses on tax balances due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2022, we have recorded $29 million (2021: $66 million) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States. We have also recorded $36 million (2021: $33 million, related to Argentina, Saudi Arabia and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Tanzania and the United States.

Accounting for Joint Ventures and Associates
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Mining Taxes
Nevada Gold Mines is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2022 was $88 million (2021: $136 million). Other significant mining taxes include the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $110 million (2021: $180 million) was recorded for this in 2022. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

United States Tax Reform
In August 2022, President Joe Biden signed into law the Inflation Reduction Act (“the Act”). The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income (“AFSI”). The CAMT is effective for tax years beginning after December 31, 2022. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
On December 27, 2022, the US Treasury Department and the US Internal Revenue Service issued initial guidance regarding the application of the CAMT. A 60-day consultation period for business has commenced, and we are providing comments.

Impairments
A deferred tax recovery of $193 million (2021: deferred tax expense of $nil related to the impairment reversal at Lagunas Norte) was recorded related to the impairments at Veladero, Long Canyon and Lumwana. There was no tax impact from the goodwill impairment recognized at Loulo-Gounkoto.

BARRICK YEAR-END 2022	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2022	2021	2020
Total cash and equivalents	4,440	5,280	5,188
Current assets	4,025	2,969	2,955
Non-current assets	37,500	38,641	38,363
Total Assets	45,965	46,890	46,506
Current liabilities excluding short-term debt	3,107	2,071	2,200
Non-current liabilities excluding long-term debt[a]	6,787	7,362	7,441
Debt (current and long-term)	4,782	5,150	5,155
Total Liabilities	14,676	14,583	14,796
Total shareholders’ equity	22,771	23,857	23,341
Non-controlling interests	8,518	8,450	8,369
Total Equity	31,289	32,307	31,710
Total common shares outstanding (millions of shares)	1,755	1,779	1,778
Key Financial Ratios:
Current ratio[b]	2.71:1	3.95:1	3.67:1
Debt-to-equity[c]	0.15:1	0.16:1	0.16:1
a.Non-current financial liabilities as at December 31, 2022 were $5,314 million (2021: $5,578 million; 2020: $5,486 million).
b.Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2022, December 31, 2021 and December 31, 2020.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2022, December 31, 2021, and December 31, 2020.

Balance Sheet Review
Total assets were $46.0 billion at December 31, 2022, slightly lower than total assets at December 31, 2021.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.
Total liabilities at December 31, 2022 were $14.7 billion, slightly higher than total liabilities at December 31, 2021. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.
Shareholders’ Equity

February 7, 2023	Number of shares
Common shares	1,755,349,661
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, share buybacks and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic.
Total cash and cash equivalents as at December 31, 2022 were $4.4 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at December 31, 2022, our total debt was $4.8 billion (debt net of cash and equivalents was $342 million) and our debt-to-equity ratio was 0.15:1. This compares to debt as at December 31, 2021 of $5.2 billion (debt, net of cash and cash equivalents was negative $130 million), and a debt-to-equity ratio of 0.16:1.
In 2023, we have capital commitments of $396 million and expect to incur attributable sustaining and project capital expenditures6 of approximately $2,200 to $2,600 million in 2023 based on our guidance range on page 12. In 2023, we have contractual obligations and commitments of $672 million in purchase obligations for supplies and consumables. In addition, we have $291 million in interest payments and other amounts as detailed in the table on page 68. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary. As discussed on page 9, at the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the purchase up to $1 billion of Barrick’s outstanding shares over the next 12 months. Barrick repurchased $424 million of shares in 2022 under its prior share buyback program, which was announced on February 16, 2022, and terminated in connection with the new program. In February 2022, we also announced a performance enhancement mechanism for our quarterly dividend that may result in a higher dividend based on the closing cash, net of debt position each quarter. This performance enhancement mechanism led to an additional $0.25 per share of dividends paid during 2022. We also repurchased approximately $375 million notional of debt securities during the year, including approximately $319 million notional under a successful tender transaction during the fourth quarter of 2022. We may pursue additional selective repurchases in the future.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options

BARRICK YEAR-END 2022	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors; and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2022, we completed an amendment and restatement of our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the floating rate benchmark for setting the interest rate for any US dollar funds drawn down, and the establishment of sustainability-linked metrics. The sustainability-linked metrics incorporated into the revolving credit facility are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The Credit Facility was undrawn as at December 31, 2022. Both Moody’s and S&P rate Barrick’s outstanding long-term debt as investment grade. In December 2022, Moody’s upgraded Barrick’s outstanding long-term corporate credit rating to A3 from Baa1, with a stable outlook. This followed an upgrade to BBB+ from BBB by S&P in March 2022. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.01:1 as at December 31, 2022 (0.00:1 as at December 31, 2021).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net cash provided by operating activities	795	758	3,481	4,378	5,417
Investing activities
Capital expenditures	(891)	(792)	(3,049)	(2,435)	(2,054)
Investment (purchases) sales	(1)	0	381	(46)	220
Divestitures	0	0	0	27	283
Dividends received from equity method investments	99	101	869	520	141
Other	13	52	88	37	124
Total investing outflows	(780)	(639)	(1,711)	(1,897)	(1,286)
Financing activities
Net change in debt[a]	(323)	(62)	(395)	(27)	(379)
Dividends[b]	(261)	(351)	(1,143)	(634)	(547)
Return of Capital	0	0	0	(750)	0
Net disbursements to non-controlling interests	(172)	(162)	(833)	(1,092)	(1,356)
Share buyback program	(110)	(141)	(424)	0	0
Other	51	60	191	115	28
Total financing outflows	(815)	(656)	(2,604)	(2,388)	(2,254)
Effect of exchange rate	0	(3)	(6)	(1)	(3)
Increase (decrease) in cash and equivalents	(800)	(540)	(840)	92	1,874
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2022, we declared and paid dividends per share in US dollars totaling $0.15 and $0.65, respectively (September 30, 2022: declared and paid $0.20; 2021: declared and paid $0.36; 2020: declared and paid $0.31).

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, we generated $795 million in operating cash flow, compared to $758 million in the prior quarter. The increase of $37 million was primarily due to lower cash taxes paid and higher gold sales volumes. This was combined with an increase in realized copper prices6 and lower total cash costs per ounce6. These impacts were partially offset by higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in the second and fourth quarters. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts receivable. In addition, operating cash flow was also impacted by lower copper sales volumes and higher C1 cash costs per pound6.

BARRICK YEAR-END 2022	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cash outflows from investing activities in the fourth quarter of 2022 were $780 million, compared to $639 million in the prior quarter. The increased outflow of $141 million was primarily due an increase in capital expenditures primarily due to the investment in a new mining fleet at Lumwana, the continued development of the Gounkoto underground expansion, as well as the solar plant projects at both Loulo-Gounkoto and NGM. In addition, the prior quarter benefited from cash proceeds received of $50 million relating to the sale of a portfolio of royalties to Maverix Metals Inc.
Net financing cash outflows for the fourth quarter of 2022 amounted to $815 million, compared to $656 million in the prior quarter. The increase of $159 million is primarily due to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042 in November 2022. This was partially offset by lower dividends paid and fewer shares repurchased under our 2022 share buyback program.

2022 compared to 2021
In 2022, we generated $3,481 million in operating cash flow, compared to $4,378 million in the prior year. The decrease of $897 million was primarily due to higher gold/copper total cash costs/C1 cash costs per ounce/pound7, lower gold sales volumes and lower realized copper prices6. These impacts were partially offset by lower cash taxes paid and an increase in interest received on our cash balances resulting from an increase in market interest rates. Operating cash flow was further impacted by higher copper sales volumes.
Cash outflows from investing activities for 2022 were $1,711 million compared to $1,897 million in the prior year. The decreased outflow of $186 million was primarily due to proceeds received from investment sales, including the sale of our interest in Endeavour Mining, Skeena Resources Ltd., i-80 Gold and Perpetua Resources Corp, combined with higher dividends received from equity method investments, in particular Kibali. This was partially offset by higher capital expenditures.
Net financing cash outflows for 2022 amounted to $2,604 million, compared to $2,388 million in the prior year. The higher outflow of $216 million is primarily due to higher returns to shareholders in the form of dividends paid, based on our new performance dividend policy that commenced this year and the repurchase of shares under our share buyback program. Additionally, the current year was impacted by the repurchase of $375 million (notional value) of our 5.250% Notes due in 2042 in the third and fourth quarters of 2022. This was partially offset by the payment of a $750 million return of capital distribution in 2021 and a decrease in net disbursements paid to non-controlling interest, primarily to Newmont in relation to their interest in NGM, in 2022.

Summary of Financial Instruments[a]
As at December 31, 2022
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$4,440	million	■ Credit
			■ Credit
Accounts receivable	$554	million	■ Market
			■ Interest rate
Notes receivable	$160	million	■ Credit
			■ Interest rate
Norte Abierto joint venture partner receivable	$172	million	■ Credit
			■ Interest rate
Restricted cash	$1,096	million	■ Credit
			■ Liquidity
Derivative assets	$59	million	■ Market
Other investments	$112	million	■ Liquidity
Accounts payable	$1,556	million	■ Liquidity
Debt	$4,804	million	■ Interest rate
Other liabilities	$1,562	million	■ Liquidity
Restricted share units	$26	million	■ Market
Deferred share units	$14	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2022	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2022
	2023	2024	2025	2026	2027	2028 and thereafter	Total
Debt[a]
Repayment of principal	0	0	12	47	0	4,675	4,734
Capital leases	13	9	9	9	8	22	70
Interest	291	290	289	286	282	3,250	4,688
Provisions for environmental rehabilitation[b]	227	152	104	99	111	1,982	2,675
Restricted share units	20	6	0	0	0	0	26
Pension benefits and other post-retirement benefits	5	5	5	5	5	40	65
Purchase obligations for supplies and consumables[c]	672	245	177	165	158	336	1,753
Capital commitments[d]	396	3	0	0	0	0	399
Social development costs[e]	19	23	10	8	4	45	109
Other obligations[f]	36	36	49	56	42	480	699
Total	1,679	769	655	675	610	10,830	15,218
a.Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2022. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure supply of consumables such as acid and cyanide for our production process.
d.Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs - Includes a commitment of $14 million in 2028 and thereafter related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK YEAR-END 2022	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

	2022				2021
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	2,774	2,527	2,859	2,853	3,310	2,826	2,893	2,956
Realized price per ounce – gold[b]	1,728	1,722	1,861	1,876	1,793	1,771	1,820	1,777
Realized price per pound – copper[b]	3.81	3.24	3.72	4.68	4.63	3.98	4.57	4.12
Cost of sales	2,093	1,815	1,850	1,739	1,905	1,768	1,704	1,712
Net (loss) earnings	(735)	241	488	438	726	347	411	538
Per share (dollars)[c]	(0.42)	0.14	0.27	0.25	0.41	0.20	0.23	0.30
Adjusted net earnings[b]	220	224	419	463	626	419	513	507
Per share (dollars)[b,c]	0.13	0.13	0.24	0.26	0.35	0.24	0.29	0.29
Operating cash flow	795	758	924	1,004	1,387	1,050	639	1,302
Cash consolidated capital expenditures[d]	891	792	755	611	669	569	658	539
Free cash flow[b]	(96)	(34)	169	393	718	481	(19)	763
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets1. This, combined with a trend of historically elevated gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow6 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet and to increase returns to shareholders.
Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings6. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-
current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte following the agreement to sell our 100% interest of the mine to Boroo.

BARRICK YEAR-END 2022	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.
Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2022 will be included in Barrick’s 2022 Annual Report and its 2022 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

BARRICK YEAR-END 2022	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net (loss) earnings attributable to equity holders of the Company	(735)	241	432	2,022	2,324
Impairment charges (reversals) related to non-current assets[a]	1,642	24	1,671	(63)	(269)
Acquisition/disposition gains[b]	(319)	(64)	(405)	(213)	(180)
Loss on currency translation	4	3	16	29	50
Significant tax adjustments[c]	(4)	44	95	125	(119)
Other expense (income) adjustments[d]	126	(27)	17	73	71
Non-controlling interest[e]	(271)	4	(274)	64	(12)
Tax effect[e]	(223)	(1)	(226)	28	177
Adjusted net earnings	220	224	1,326	2,065	2,042
Net (loss) earnings per share[f]	(0.42)	0.14	0.24	1.14	1.31
Adjusted net earnings per share[f]	0.13	0.13	0.75	1.16	1.15
a.Net impairment charges for the three month period and year ended December 31, 2022 primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq. Net impairment charges for the prior year mainly relate to non-current asset reversals at Lagunas Norte.
b.Acquisition/disposition gains for the three month period and year ended December 31, 2022 primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. The year ended December 31, 2022 was further impacted by the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. Acquisition/disposition gains for the prior year primarily relate to the gain on the sale of Lone Tree.
c.Significant tax adjustments in the current year primarily relate to deferred tax recovery as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the Porgera mine continuing to be on care and maintenance; updates to the rehabilitation provision for our non-operating mines; and the recognition and de-recognition of deferred tax assets. In 2021, significant tax adjustments primarily relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that NGM did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions.
d.Other expense adjustments for the three month period and year ended December 31, 2022 mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara. The prior year was impacted by care and maintenance expenses at Porgera and a $25 million litigation settlement.
e.Non-controlling interest and tax effect for the current year primarily relates to impairment charges (reversals) related to non-current assets.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK YEAR-END 2022	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net cash provided by operating activities	795	758	3,481	4,378	5,417
Capital expenditures	(891)	(792)	(3,049)	(2,435)	(2,054)
Free cash flow	(96)	(34)	432	1,943	3,363

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Minesite sustaining capital expenditures	557	571	2,071	1,673	1,559
Project capital expenditures	324	213	949	747	471
Capitalized interest	10	8	29	15	24
Total consolidated capital expenditures	891	792	3,049	2,435	2,054

BARRICK YEAR-END 2022	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2022	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Cost of sales applicable to gold production		1,890	1,638	6,813	6,504	6,832
Depreciation		(506)	(393)	(1,756)	(1,889)	(1,975)
Cash cost of sales applicable to equity method investments		56	61	222	217	222
By-product credits		(69)	(50)	(225)	(285)	(228)
Non-recurring items	a	(23)	0	(23)	0	1
Other	b	7	(7)	(23)	(48)	(129)
Non-controlling interests	c	(393)	(360)	(1,442)	(1,261)	(1,312)
Total cash costs		962	889	3,566	3,238	3,411
General & administrative costs		49	26	159	151	185
Minesite exploration and evaluation costs	d	23	22	75	64	79
Minesite sustaining capital expenditures	e	557	571	2,071	1,673	1,559
Sustaining leases		11	12	38	41	31
Rehabilitation - accretion and amortization (operating sites)	f	14	12	50	50	46
Non-controlling interest, copper operations and other	g	(239)	(264)	(900)	(636)	(594)
All-in sustaining costs		1,377	1,268	5,059	4,581	4,717
Global exploration and evaluation and project expense	d	83	55	275	223	216
Community relations costs not related to current operations		0	0	0	0	1
Project capital expenditures	e	324	213	949	747	471
Non-sustaining leases		0	0	0	0	4
Rehabilitation - accretion and amortization (non-operating sites)	f	6	5	19	13	10
Non-controlling interest and copper operations and other	g	(130)	(71)	(327)	(240)	(157)
All-in costs		1,660	1,470	5,975	5,324	5,262
Ounces sold - equity basis (000s ounces)	h	1,111	997	4,141	4,468	4,879
Cost of sales per ounce	i,j	1,324	1,226	1,241	1,093	1,056
Total cash costs per ounce	j	868	891	862	725	699
Total cash costs per ounce (on a co-product basis)	j,k	908	925	897	765	727
All-in sustaining costs per ounce	j	1,242	1,269	1,222	1,026	967
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,282	1,303	1,257	1,066	995
All-in costs per ounce	j	1,496	1,474	1,443	1,192	1,079
All-in costs per ounce (on a co-product basis)	j,k	1,536	1,508	1,478	1,232	1,107

a.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.Other
Other adjustments for the three months and year ended December 31, 2022 include the removal of total cash costs and by-product credits associated with assets which are producing incidental ounces, of $7 million and $24 million, respectively (September 30, 2022: $7 million; 2021: $51 million; 2020: $104 million). This includes Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021.

c.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $560 million and $2,032 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $491 million; 2021: $1,923 million; 2020: $1,959 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021. Refer to note 5 to the Financial Statements for further information.

d.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 61 of this MD&A.

e.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 leach pad expansion. Refer to page 60 of this MD&A.

f.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden

BARRICK YEAR-END 2022	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
General & administrative costs	(8)	(5)	(31)	(21)	(25)
Minesite exploration and evaluation costs	(8)	(9)	(27)	(19)	(25)
Rehabilitation - accretion and amortization (operating sites)	(6)	(3)	(16)	(14)	(14)
Minesite sustaining capital expenditures	(217)	(247)	(826)	(582)	(530)
All-in sustaining costs total	(239)	(264)	(900)	(636)	(594)
Global exploration and evaluation and project costs	(8)	(9)	(32)	(19)	(25)
Project capital expenditures	(122)	(62)	(295)	(221)	(132)
All-in costs total	(130)	(71)	(327)	(240)	(157)

h.Ounces sold - equity basis
Figures remove the impact of Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.Cost of sales per ounce
Figures remove the cost of sales impact of Pierina of $7 million and $24 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $6 million; 2021: $20 million; 2020: $18 million); Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $nil); up until its divestiture in November 2020, Morila of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $22 million); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $37 million; 2020: $92 million); and starting in the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
By-product credits	69	50	225	285	228
Non-controlling interest	(25)	(16)	(78)	(108)	(92)
By-product credits (net of non-controlling interest)	44	34	147	177	136

BARRICK YEAR-END 2022	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/22
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		473	287	182	9	97	1,054	55	1,109
Depreciation		(89)	(97)	(51)	(6)	(18)	(262)	(8)	(270)
By-product credits		(1)	0	0	0	(44)	(45)	(1)	(46)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(6)	0	0	0	14	8	0	8
Non-controlling interests		(145)	(73)	(51)	(1)	(19)	(291)	0	(291)
Total cash costs		232	117	80	2	30	464	46	510
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	6	1	2	1	0	10	1	11
Minesite sustaining capital expenditures	g	138	37	24	0	3	208	11	219
Sustaining capital leases		0	0	0	0	1	2	0	2
Rehabilitation - accretion and amortization (operating sites)	h	2	4	1	0	0	7	1	8
Non-controlling interests		(56)	(17)	(10)	(1)	(2)	(91)	0	(91)
All-in sustaining costs		322	142	97	2	32	600	59	659
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	32	15	0	0	68	0	68
Non-controlling interests		0	(12)	(7)	0	0	(27)	0	(27)
All-in costs		322	162	105	2	32	641	59	700
Ounces sold - equity basis (000s ounces)		266	137	74	3	31	511	38	549
Cost of sales per ounce	i,j	1,081	1,284	1,518	1,812	1,901	1,257	1,451	1,271
Total cash costs per ounce	j	878	848	1,089	616	946	906	1,227	928
Total cash costs per ounce (on a co-product basis)	j,k	879	850	1,092	616	1,533	943	1,233	963
All-in sustaining costs per ounce	j	1,217	1,037	1,304	664	1,037	1,179	1,557	1,205
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,218	1,039	1,307	664	1,624	1,216	1,563	1,240
All-in costs per ounce	j	1,217	1,175	1,424	664	1,037	1,260	1,558	1,280
All-in costs per ounce (on a co-product basis)	j,k	1,218	1,177	1,427	664	1,624	1,297	1,564	1,315

($ millions, except per ounce information in dollars)			For the three months ended 12/31/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		193	122	315
Depreciation		(60)	(47)	(107)
By-product credits		(12)	(1)	(13)
Non-recurring items	d	0	(23)	(23)
Other	e	0	0	0
Non-controlling interests		(48)	0	(48)
Total cash costs		73	51	124
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	1	1	2
Minesite sustaining capital expenditures	g	47	29	76
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	h	0	0	0
Non-controlling interests		(19)	0	(19)
All-in sustaining costs		102	81	183
Project exploration and evaluation and project costs	f	1	0	1
Project capital expenditures	g	110	10	120
Non-controlling interests		(45)	0	(45)
All-in costs		168	91	259
Ounces sold - equity basis (000s ounces)		96	53	149
Cost of sales per ounce	i,j	1,215	2,309	1,614
Total cash costs per ounce	j	764	954	829
Total cash costs per ounce (on a co-product basis)	j,k	835	990	888
All-in sustaining costs per ounce	j	1,065	1,526	1,231
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,136	1,562	1,290
All-in costs per ounce	j	1,757	1,731	1,821
All-in costs per ounce (on a co-product basis)	j,k	1,828	1,767	1,880

BARRICK YEAR-END 2022	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 12/31/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		215	149	86	92	71	613
Depreciation		(70)	(90)	(22)	(20)	(14)	(216)
By-product credits		0	0	(1)	(1)	(6)	(8)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(29)	0	(10)	(7)	(8)	(54)
Total cash costs		116	59	53	64	43	335
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	3	1	1	1	3	9
Minesite sustaining capital expenditures	g	45	28	43	20	26	162
Sustaining capital leases		1	2	0	0	0	3
Rehabilitation - accretion and amortization (operating sites)	h	0	1	2	0	0	3
Non-controlling interests		(9)	0	(7)	(2)	(4)	(22)
All-in sustaining costs		156	91	92	83	68	490
Project exploration and evaluation and project costs	f	0	0	0	0	0	0
Project capital expenditures	g	50	7	18	0	8	83
Non-controlling interests		(10)	0	(3)	0	(2)	(15)
All-in costs		196	98	107	83	74	558
Ounces sold - equity basis (000s ounces)		141	94	70	59	49	413
Cost of sales per ounce	i,j	1,216	1,570	1,030	1,381	1,237	1,291
Total cash costs per ounce	j	822	617	758	1,070	896	808
Total cash costs per ounce (on a co-product basis)	j,k	822	621	764	1,073	993	822
All-in sustaining costs per ounce	j	1,102	981	1,301	1,404	1,401	1,186
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,102	985	1,307	1,407	1,498	1,200
All-in costs per ounce	j	1,386	1,044	1,519	1,404	1,536	1,351
All-in costs per ounce (on a co-product basis)	j,k	1,386	1,048	1,525	1,407	1,633	1,365

($ millions, except per ounce information in dollars)					For the three months ended 9/30/22
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		425	170	155	19	93	862	46	908
Depreciation		(74)	(46)	(41)	(12)	(20)	(193)	(6)	(199)
By-product credits		(1)	0	(1)	0	(31)	(33)	0	(33)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(4)	0	0	0	3	(1)	0	(1)
Non-controlling interests		(133)	(48)	(43)	(3)	(17)	(244)	0	(244)
Total cash costs		213	76	70	4	28	391	40	431
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	7	1	1	0	0	9	1	10
Minesite sustaining capital expenditures	g	124	102	30	0	6	266	9	275
Sustaining capital leases		0	0	0	0	0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	3	3	0	0	1	7	0	7
Non-controlling interests		(52)	(40)	(12)	0	(3)	(108)	0	(108)
All-in sustaining costs		295	142	89	4	32	565	51	616
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	28	14	0	0	45	0	45
Non-controlling interests		0	(11)	(5)	0	0	(17)	0	(17)
All-in costs		295	159	98	4	32	593	51	644
Ounces sold - equity basis (000s ounces)		226	99	64	6	29	424	27	451
Cost of sales per ounce	i,j	1,137	1,056	1,509	1,769	1,964	1,242	1,670	1,268
Total cash costs per ounce	j	943	770	1,105	662	953	924	1,446	956
Total cash costs per ounce (on a co-product basis)	j,k	944	772	1,110	662	1,548	967	1,451	997
All-in sustaining costs per ounce	j	1,304	1,426	1,423	684	1,084	1,333	1,865	1,365
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,305	1,428	1,428	684	1,679	1,376	1,870	1,406
All-in costs per ounce	j	1,304	1,602	1,559	684	1,084	1,398	1,866	1,427
All-in costs per ounce (on a co-product basis)	j,k	1,305	1,604	1,564	684	1,679	1,441	1,871	1,468

BARRICK YEAR-END 2022	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)	For the three months ended 9/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		225	63	288
Depreciation		(64)	(23)	(87)
By-product credits		(10)	(1)	(11)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(60)	0	(60)
Total cash costs		91	39	130
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	0	0	0
Minesite sustaining capital expenditures	g	67	27	94
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	1	1	2
Non-controlling interests		(27)	0	(27)
All-in sustaining costs		132	68	200
Project exploration and evaluation and project costs	f	0	0	0
Project capital expenditures	g	101	5	106
Non-controlling interests		(40)	0	(40)
All-in costs		193	73	266
Ounces sold - equity basis (000s ounces)		124	44	168
Cost of sales per ounce	i,j	1,097	1,430	1,199
Total cash costs per ounce	j	733	893	774
Total cash costs per ounce (on a co-product basis)	j,k	784	911	816
All-in sustaining costs per ounce	j	1,063	1,570	1,198
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,114	1,588	1,240
All-in costs per ounce	j	1,554	1,659	1,625
All-in costs per ounce (on a co-product basis)	j,k	1,605	1,677	1,667

($ millions, except per ounce information in dollars)				For the three months ended 9/30/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		196	91	80	79	74	520
Depreciation		(60)	(27)	(18)	(13)	(15)	(133)
By-product credits		0	0	0	0	(5)	(5)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(28)	0	(10)	(7)	(9)	(54)
Total cash costs		108	64	52	59	45	328
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	3	(4)	1	1	0	1
Minesite sustaining capital expenditures	g	55	13	16	5	16	105
Sustaining capital leases		1	4	0	1	0	6
Rehabilitation - accretion and amortization (operating sites)	h	1	0	1	0	0	2
Non-controlling interests		(12)	0	(3)	0	(3)	(18)
All-in sustaining costs		156	77	67	66	58	424
Project exploration and evaluation and project costs	f	0	0	0	0	0	0
Project capital expenditures	g	27	5	16	0	6	54
Non-controlling interests		(6)	0	(3)	0	(1)	(10)
All-in costs		177	82	80	66	63	468
Ounces sold - equity basis (000s ounces)		129	88	70	41	50	378
Cost of sales per ounce	i,j	1,220	1,047	956	1,744	1,229	1,189
Total cash costs per ounce	j	845	731	737	1,462	898	872
Total cash costs per ounce (on a co-product basis)	j,k	845	734	742	1,465	989	886
All-in sustaining costs per ounce	j	1,216	876	951	1,607	1,170	1,124
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,216	879	956	1,610	1,261	1,138
All-in costs per ounce	j	1,385	940	1,149	1,607	1,263	1,246
All-in costs per ounce (on a co-product basis)	j,k	1,385	943	1,154	1,610	1,354	1,260

BARRICK YEAR-END 2022	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2022
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		1,728	850	647	115	353	3,699	215	3,914
Depreciation		(312)	(253)	(178)	(76)	(75)	(895)	(28)	(923)
By-product credits		(2)	(2)	(2)	0	(139)	(145)	(1)	(146)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(34)	0	0	0	20	(14)	0	(14)
Non-controlling interests		(531)	(229)	(180)	(15)	(61)	(1,018)	0	(1,018)
Total cash costs		849	366	287	24	98	1,627	186	1,813
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	20	8	7	1	0	37	4	41
Minesite sustaining capital expenditures	g	497	305	109	0	22	949	42	991
Sustaining capital leases		1	0	0	0	2	5	2	7
Rehabilitation - accretion and amortization (operating sites)	h	10	11	2	1	3	27	2	29
Non-controlling interests		(204)	(125)	(45)	(1)	(11)	(394)	0	(394)
All-in sustaining costs		1,173	565	360	25	114	2,251	236	2,487
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	104	50	0	0	201	0	201
Non-controlling interests		0	(40)	(20)	0	0	(78)	0	(78)
All-in costs		1,173	629	390	25	114	2,374	236	2,610
Ounces sold - equity basis (000s ounces)		968	449	278	55	106	1,856	132	1,988
Cost of sales per ounce	i,j	1,069	1,164	1,434	1,282	2,039	1,210	1,628	1,238
Total cash costs per ounce	j	877	815	1,035	435	914	876	1,409	912
Total cash costs per ounce (on a co-product basis)	j,k	878	818	1,039	436	1,603	917	1,415	951
All-in sustaining costs per ounce	j	1,212	1,258	1,296	454	1,074	1,214	1,788	1,252
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,213	1,261	1,300	455	1,763	1,255	1,794	1,291
All-in costs per ounce	j	1,212	1,400	1,405	454	1,074	1,280	1,789	1,314
All-in costs per ounce (on a co-product basis)	j,k	1,213	1,403	1,409	455	1,763	1,321	1,795	1,353

($ millions, except per ounce information in dollars)			For the year ended 12/31/2022
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		801	325	1,126
Depreciation		(242)	(120)	(362)
By-product credits		(45)	(4)	(49)
Non-recurring items		0	(23)	(23)
Other	d	0	0	0
Non-controlling interests	e	(205)	0	(205)
Total cash costs		309	178	487
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	1	2	3
Minesite sustaining capital expenditures	g	207	120	327
Sustaining capital leases		0	3	3
Rehabilitation - accretion and amortization (operating sites)	h	5	2	7
Non-controlling interests		(85)	0	(85)
All-in sustaining costs		437	305	742
Project exploration and evaluation and project costs	f	2	0	2
Project capital expenditures	g	377	33	410
Non-controlling interests		(152)	0	(152)
All-in costs		664	338	1,002
Ounces sold - equity basis (000s ounces)		426	199	625
Cost of sales per ounce	i,j	1,132	1,628	1,306
Total cash costs per ounce	j	725	890	777
Total cash costs per ounce (on a co-product basis)	j,k	788	913	827
All-in sustaining costs per ounce	j	1,026	1,528	1,189
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,089	1,551	1,239
All-in costs per ounce	j	1,558	1,695	1,636
All-in costs per ounce (on a co-product basis)	j,k	1,621	1,718	1,686

BARRICK YEAR-END 2022	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2022
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		790	413	309	347	295	2,154
Depreciation		(257)	(178)	(73)	(69)	(60)	(637)
By-product credits		0	(1)	(2)	(1)	(24)	(28)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(107)	0	(38)	(28)	(34)	(207)
Total cash costs		426	234	196	249	177	1,282
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	9	3	4	4	3	23
Minesite sustaining capital expenditures	g	190	70	81	31	66	438
Sustaining capital leases		2	6	0	2	0	10
Rehabilitation - accretion and amortization (operating sites)	h	3	1	6	1	1	12
Non-controlling interests		(40)	0	(14)	(4)	(11)	(69)
All-in sustaining costs		590	314	273	283	236	1,696
Project exploration and evaluation and project costs	f	0	0	0	0	0	0
Project capital expenditures	g	133	22	74	1	30	260
Non-controlling interests		(27)	0	(12)	0	(5)	(44)
All-in costs		696	336	335	284	261	1,912
Ounces sold - equity basis (000s ounces)		548	332	265	178	205	1,528
Cost of sales per ounce	i,j	1,153	1,243	979	1,748	1,211	1,219
Total cash costs per ounce	j	778	703	741	1,396	868	839
Total cash costs per ounce (on a co-product basis)	j,k	778	707	747	1,399	966	854
All-in sustaining costs per ounce	j	1,076	948	1,028	1,592	1,156	1,111
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,076	952	1,034	1,595	1,254	1,126
All-in costs per ounce	j	1,270	1,013	1,265	1,595	1,278	1,252
All-in costs per ounce (on a co-product basis)	j,k	1,270	1,017	1,271	1,598	1,376	1,267

($ millions, except per ounce information in dollars)					For the year ended 12/31/2021
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		1,451	927	615	193	346	3,532	257	3,789
Depreciation		(276)	(294)	(200)	(144)	(89)	(1,003)	(45)	(1,048)
By-product credits		(2)	(3)	(5)	0	(194)	(204)	(1)	(205)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	9	9	0	9
Non-controlling interests		(451)	(243)	(158)	(19)	(28)	(899)	0	(899)
Total cash costs		722	387	252	30	44	1,435	211	1,646
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	22	10	1	4	1	41	2	43
Minesite sustaining capital expenditures	g	424	192	77	8	20	746	82	828
Sustaining capital leases		2	0	0	0	1	5	2	7
Rehabilitation - accretion and amortization (operating sites)	h	10	11	1	1	2	25	2	27
Non-controlling interests		(177)	(86)	(30)	(5)	(9)	(318)	0	(318)
All-in sustaining costs		1,003	514	301	38	59	1,934	299	2,233
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	96	56	0	0	158	0	158
Non-controlling interests		0	(37)	(22)	0	0	(61)	0	(61)
All-in costs		1,003	573	335	38	59	2,031	299	2,330
Ounces sold - equity basis (000s ounces)		922	508	337	161	111	2,039	152	2,191
Cost of sales per ounce	i,j	968	1,122	1,122	739	1,922	1,072	1,693	1,115
Total cash costs per ounce	j	782	763	749	188	398	705	1,388	752
Total cash costs per ounce (on a co-product basis)	j,k	784	767	757	188	1,428	764	1,394	807
All-in sustaining costs per ounce	j	1,087	1,013	892	238	533	949	1,970	1,020
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,089	1,017	900	238	1,563	1,008	1,976	1,075
All-in costs per ounce	j	1,087	1,129	993	238	533	997	1,970	1,064
All-in costs per ounce (on a co-product basis)	j,k	1,089	1,133	1,001	238	1,563	1,056	1,976	1,119

BARRICK YEAR-END 2022	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the year ended 12/31/2021
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		739	262	1,001
Depreciation		(234)	(85)	(319)
By-product credits		(58)	(7)	(65)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(178)	0	(178)
Total cash costs		269	170	439
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	4	1	5
Minesite sustaining capital expenditures	g	160	136	296
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	8	2	10
Non-controlling interests		(71)	0	(71)
All-in sustaining costs		370	310	680
Project exploration and evaluation and project costs	f	1	0	1
Project capital expenditures	g	358	6	364
Non-controlling interests		(144)	0	(144)
All-in costs		585	316	901
Ounces sold - equity basis (000s ounces)		497	206	703
Cost of sales per ounce	i,j	896	1,256	1,028
Total cash costs per ounce	j	541	816	622
Total cash costs per ounce (on a co-product basis)	j,k	610	850	680
All-in sustaining costs per ounce	j	745	1,493	969
All-in sustaining costs per ounce (on a co-product basis)	j,k	814	1,527	1,027
All-in costs per ounce	j	1,178	1,520	1,282
All-in costs per ounce (on a co-product basis)	j,k	1,247	1,554	1,340

($ millions, except per ounce information in dollars)				For the year ended 12/31/2021
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]	Africa and Middle East
Cost of sales applicable to gold production		732	373	296	310	212	65	1,988
Depreciation		(278)	(141)	(56)	(84)	(57)	(2)	(618)
By-product credits		0	(2)	(2)	(1)	(15)	0	(20)
Non-recurring items	d	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0
Non-controlling interests		(91)	0	(38)	(23)	(22)	(10)	(184)
Total cash costs		363	230	200	202	118	53	1,166
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	18	5	0	3	0	0	26
Minesite sustaining capital expenditures	g	199	54	62	18	34	0	367
Sustaining capital leases		2	10	0	2	0	0	14
Rehabilitation - accretion and amortization (operating sites)	h	4	1	6	1	1	0	13
Non-controlling interests		(44)	0	(11)	(3)	(5)	0	(63)
All-in sustaining costs		542	300	257	223	148	53	1,523
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0
Project capital expenditures	g	98	16	32	0	49	0	195
Non-controlling interests		(19)	0	(5)	0	(8)	0	(32)
All-in costs		621	316	284	223	189	53	1,686
Ounces sold - equity basis (000s ounces)		558	367	257	185	166	41	1,574
Cost of sales per ounce	i,j	1,049	1,016	966	1,504	1,079	1,334	1,092
Total cash costs per ounce	j	650	627	777	1,093	709	1,284	740
Total cash costs per ounce (on a co-product basis)	j,k	650	631	784	1,096	787	1,277	751
All-in sustaining costs per ounce	j	970	818	1,001	1,208	891	1,291	968
All-in sustaining costs per ounce (on a co-product basis)	j,k	970	822	1,008	1,211	969	1,284	979
All-in costs per ounce	j	1,111	861	1,105	1,206	1,138	1,291	1,070
All-in costs per ounce (on a co-product basis)	j,k	1,111	865	1,112	1,209	1,216	1,284	1,081

BARRICK YEAR-END 2022	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2020
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		1,624	764	575	227	365	3,555	281	3,836
Depreciation		(306)	(221)	(184)	(165)	(94)	(970)	(44)	(1,014)
By-product credits		(2)	(2)	(7)	0	(137)	(148)	(1)	(149)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0	0
Non-controlling interests		(507)	(208)	(148)	(24)	(51)	(938)	0	(938)
Total cash costs		809	333	236	38	83	1,499	236	1,735
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	30	7	7	8	0	52	1	53
Minesite sustaining capital expenditures	g	381	235	39	35	29	748	79	827
Sustaining capital leases		1	0	0	0	1	4	0	4
Rehabilitation - accretion and amortization (operating sites)	h	8	13	0	2	3	26	1	27
Non-controlling interests		(163)	(98)	(18)	(17)	(13)	(321)	0	(321)
All-in sustaining costs		1,066	490	264	66	103	2,008	317	2,325
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	146	44	0	0	200	0	200
Non-controlling interests		0	(56)	(17)	0	0	(76)	0	(76)
All-in costs		1,066	580	291	66	103	2,132	317	2,449
Ounces sold - equity basis (000s ounces)		1,024	491	332	161	126	2,134	224	2,358
Cost of sales per ounce	i,j	976	958	1,064	869	1,772	1,029	1,256	1,050
Total cash costs per ounce	j	790	678	711	236	649	702	1,056	735
Total cash costs per ounce (on a co-product basis)	j,k	791	680	723	238	1,315	745	1,060	774
All-in sustaining costs per ounce	j	1,041	998	798	405	814	941	1,423	987
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,042	1,000	810	407	1,480	984	1,427	1,026
All-in costs per ounce	j	1,041	1,179	879	405	814	998	1,424	1,039
All-in costs per ounce (on a co-product basis)	j,k	1,042	1,181	891	407	1,480	1,041	1,428	1,078

($ millions, except per ounce information in dollars)		For the year ended 12/31/2020
	Footnote	Pueblo Viejo	Veladero	Porgera[m]	Latin America & Asia Pacific
Cost of sales applicable to gold production		735	213	106	1,054
Depreciation		(224)	(69)	(25)	(318)
By-product credits		(57)	(5)	(1)	(63)
Non-recurring items	d	0	0	0	0
Other	e	0	0	0	0
Non-controlling interests		(182)	0	0	(182)
Total cash costs		272	139	80	491
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	f	3	0	2	5
Minesite sustaining capital expenditures	g	132	98	11	241
Sustaining capital leases		0	2	3	5
Rehabilitation - accretion and amortization (operating sites)	h	6	4	0	10
Non-controlling interests		(56)	0	0	(56)
All-in sustaining costs		357	243	96	696
Project exploration and evaluation and project costs	f	1	0	0	1
Project capital expenditures	g	91	15	0	106
Non-controlling interests		(37)	0	0	(37)
All-in costs		412	258	96	766
Ounces sold - equity basis (000s ounces)		541	186	87	814
Cost of sales per ounce	i,j	819	1,151	1,225	938
Total cash costs per ounce	j	504	748	928	604
Total cash costs per ounce (on a co-product basis)	j,k	568	777	934	654
All-in sustaining costs per ounce	j	660	1,308	1,115	856
All-in sustaining costs per ounce (on a co-product basis)	j,k	724	1,337	1,121	906
All-in costs per ounce	j	761	1,390	1,116	942
All-in costs per ounce (on a co-product basis)	j,k	825	1,419	1,122	992

BARRICK YEAR-END 2022	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]	Africa and Middle East
Cost of sales applicable to gold production		719	397	318	380	184	211	2,209
Depreciation		(267)	(174)	(91)	(167)	(72)	(11)	(782)
By-product credits		0	(1)	(2)	0	(10)	(22)	(35)
Non-recurring items	d	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0
Non-controlling interests		(90)	0	(36)	(22)	(16)	(28)	(192)
Total cash costs		362	222	189	191	86	150	1,200
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	11	2	0	3	0	0	16
Minesite sustaining capital expenditures	g	213	49	68	8	7	1	346
Sustaining capital leases		3	9	0	2	0	1	15
Rehabilitation - accretion and amortization (operating sites)	h	3	1	4	0	1	0	9
Non-controlling interests		(46)	0	(12)	(1)	(1)	0	(60)
All-in sustaining costs		546	283	249	203	93	152	1,526
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0
Project capital expenditures	g	19	2	35	0	69	0	125
Non-controlling interests		(4)	0	(5)	0	(11)	0	(20)
All-in costs		561	285	279	203	151	152	1,631
Ounces sold - equity basis (000s ounces)		542	364	269	255	103	174	1,707
Cost of sales per ounce	i,j	1,060	1,091	992	1,334	1,499	1,021	1,119
Total cash costs per ounce	j	666	608	702	747	832	859	701
Total cash costs per ounce (on a co-product basis)	j,k	666	612	709	748	913	968	719
All-in sustaining costs per ounce	j	1,006	778	929	791	895	871	893
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,006	782	936	792	976	980	911
All-in costs per ounce	j	1,034	782	1,039	791	1,459	871	954
All-in costs per ounce (on a co-product basis)	j,k	1,034	786	1,046	792	1,540	980	972
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

c.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items at Veladero for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory.

e.Other
Other adjustments for the three month period ended September 30, 2022 and the year ended December 31, 2022 at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

f.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 61 of this MD&A.

g.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 leach pad expansion. Refer to page 60 of this MD&A.

h.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

i.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
j.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended 12/31/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	1	0	0	0	44	45	1	12
Non-controlling interest	0	0	0	0	(17)	(17)	0	(5)
By-product credits (net of non-controlling interest)	1	0	0	0	27	28	1	7

($ millions)					For the three months ended 12/31/22
			Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits			1	0	0	1	1	6
Non-controlling interest			0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)			1	0	0	1	1	5

($ millions)					For the three months ended 9/30/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	1	0	1	0	31	33	0	10
Non-controlling interest	(1)	0	(1)	0	(12)	(14)	0	(4)
By-product credits (net of non-controlling interest)	0	0	0	0	19	19	0	6

($ millions)					For the three months ended 9/30/22
			Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits			1	0	0	0	0	5
Non-controlling interest			0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)			1	0	0	0	0	4

						For the year ended 12/31/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	2	2	2	0	139	145	1	45
Non-controlling interest	(1)	(1)	(1)	0	(54)	(57)	0	(18)
By-product credits (net of non-controlling interest)	1	1	1	0	85	88	1	27

						For the year ended 12/31/22
			Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits			4	0	1	2	1	24
Non-controlling interest			0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)			4	0	1	2	1	20

				For the year ended 12/31/21
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	2	3	5	0	194	204	1	58
Non-controlling interest	(1)	(1)	(2)	0	(75)	(79)	0	(23)
By-product credits (net of non-controlling interest)	1	2	3	0	119	125	1	35

BARRICK YEAR-END 2022	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

			For the year ended 12/31/21
	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]
By-product credits	7	0	2	2	1	15	0
Non-controlling interest	0	0	0	0	0	(2)	0
By-product credits (net of non-controlling interest)	7	0	2	2	1	13	0

			For the year ended 12/31/20
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	2	2	7	0	137	148	1	57
Non-controlling interest	(1)	(1)	(3)	0	(53)	(57)	0	(23)
By-product credits (net of non-controlling interest)	1	1	4	0	84	91	1	34

			For the year ended 12/31/20
	Veladero	Porgera[m]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]
By-product credits	5	1	0	1	2	0	10	22
Non-controlling interest	0	0	0	0	0	0	(2)	(4)
By-product credits (net of non-controlling interest)	5	1	0	1	2	0	8	18

l.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

m.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three month periods ended December 31, 2022 and September 30, 2022 and the years ended December 31, 2022 and December 31, 2021.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Cost of sales	197	172	666	569	556
Depreciation/amortization	(92)	(59)	(223)	(197)	(208)
Treatment and refinement charges	47	54	199	161	157
Cash cost of sales applicable to equity method investments	90	81	317	313	267
Less: royalties	(16)	(23)	(103)	(103)	(54)
By-product credits	(3)	(2)	(14)	(15)	(15)
C1 cash cost of sales	223	223	842	728	703
General & administrative costs	8	4	30	17	18
Rehabilitation - accretion and amortization	2	0	4	6	8
Royalties	16	23	103	103	54
Minesite exploration and evaluation costs	6	8	22	14	5
Minesite sustaining capital expenditures	139	115	410	234	223
Sustaining leases	2	1	6	9	9
All-in sustaining costs	396	374	1,417	1,111	1,020
Pounds sold - consolidated basis (millions pounds)	99	120	445	423	457
Cost of sales per pound[a,b]	3.19	2.30	2.43	2.32	2.02
C1 cash costs per pound[a]	2.25	1.86	1.89	1.72	1.54
All-in sustaining costs per pound[a]	3.98	3.13	3.18	2.62	2.23
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/22			9/30/22
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	86	197	34	76	172	28
Depreciation/amortization	(21)	(92)	(9)	(18)	(59)	(5)
Treatment and refinement charges	0	40	7	0	50	4
Less: royalties	0	(16)	0	0	(23)	0
By-product credits	0	0	(3)	0	0	(2)
C1 cash cost of sales	65	129	29	58	140	25
Rehabilitation - accretion and amortization	0	1	1	0	0	0
Royalties	0	16	0	0	23	0
Minesite exploration and evaluation costs	2	4	0	3	5	0
Minesite sustaining capital expenditures	19	118	2	8	106	1
Sustaining leases	1	1	0	1	0	0
All-in sustaining costs	87	269	32	70	274	26
Pounds sold - consolidated basis (millions pounds)	24	55	20	24	79	17
Cost of sales per pound[a,b]	3.55	3.56	1.72	3.20	2.19	1.58
C1 cash costs per pound[a]	2.69	2.34	1.42	2.45	1.78	1.41
All-in sustaining costs per pound[a]	3.60	4.86	1.54	2.94	3.50	1.52

($ millions, except per pound information in dollars)					For the years ended December 31
	12/31/22			12/31/21			12/31/20
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	305	666	110	314	569	99	262	556	104
Depreciation/amortization	(74)	(223)	(24)	(79)	(197)	(21)	(72)	(208)	(27)
Treatment and refinement charges	0	179	20	0	140	21	1	137	19
Less: royalties	0	(103)	0	0	(103)	0	0	(54)	0
By-product credits	0	0	(14)	0	0	(15)	0	0	(15)
C1 cash cost of sales	231	519	92	235	409	84	191	431	81
Rehabilitation - accretion and amortization	0	3	1	1	5	0	0	8	0
Royalties	0	103	0	0	103	0	0	54	0
Minesite exploration and evaluation costs	11	11	0	13	0	1	4	0	1
Minesite sustaining capital expenditures	44	360	6	37	189	8	39	175	9
Sustaining leases	3	3	0	4	3	2	5	4	0
All-in sustaining costs	289	999	99	290	709	95	239	672	91
Pounds sold - consolidated basis (millions pounds)	98	275	72	98	253	72	106	277	74
Cost of sales per pound[a,b]	3.12	2.42	1.52	3.19	2.25	1.38	2.46	2.01	1.42
C1 cash costs per pound[a]	2.36	1.89	1.26	2.38	1.62	1.18	1.79	1.56	1.11
All-in sustaining costs per pound[a]	2.95	3.63	1.36	2.94	2.80	1.33	2.25	2.43	1.24
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.
EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net (loss) earnings	(816)	410	1,017	3,288	3,614
Income tax expense	(131)	215	664	1,344	1,332
Finance costs, net[a]	31	55	235	307	306
Depreciation	604	457	1,997	2,102	2,208
EBITDA	(312)	1,137	3,913	7,041	7,460
Impairment charges (reversals) of non-current assets[b]	1,642	24	1,671	(63)	(269)
Acquisition/disposition gains[c]	(319)	(64)	(405)	(213)	(180)
Loss on currency translation	4	3	16	29	50
Other expense (income) adjustments[d]	126	(27)	17	73	71
Income tax expense, net finance costs[a], and depreciation from equity investees	145	82	401	391	360
Adjusted EBITDA	1,286	1,155	5,613	7,258	7,492
a.Finance costs exclude accretion.
b.Net impairment charges for the three month period and year ended December 31, 2022 primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq. Net impairment charges for the prior year mainly relate to non-current asset reversals at Lagunas Norte.
c.Acquisition/disposition gains for the three month period and year ended December 31, 2022 primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. The year ended December 31, 2022 was further impacted by the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. Acquisition/disposition gains for the prior year primarily relate to the gain on the sale of Lone Tree.
d.Other expense adjustments for the three month period and year ended December 31, 2022 mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara. The prior year was impacted by care and maintenance expenses at Porgera and a $25 million litigation settlement.

BARRICK YEAR-END 2022	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Segment EBITDA

($ millions)						For the three months ended 12/31/22
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	171	63	17	264	47	70	7	(34)	25	13
Depreciation	55	59	32	162	36	55	90	47	18	12
EBITDA	226	122	49	426	83	125	97	13	43	25

	For the three months ended 9/30/22
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	123	62	11	215	70	60	45	12	39	27
Depreciation	45	28	25	117	39	48	27	23	15	12
EBITDA	168	90	36	332	109	108	72	35	54	39

	For the year ended 12/31/22
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	685	277	98	1,144	265	342	142	32	177	118
Depreciation	192	155	110	551	146	205	178	120	61	50
EBITDA	877	432	208	1,695	411	547	320	152	238	168

	For the year ended 12/31/21
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	733	337	229	1,675	445	380	278	118	214	122
Depreciation	170	181	123	630	142	222	141	85	47	48
EBITDA	903	518	352	2,305	587	602	419	203	261	170

	For the year ended 12/31/20
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	795	385	229	1,636	508	358	244	114	214	27
Depreciation	188	138	113	596	136	214	174	69	76	60
EBITDA	983	523	342	2,232	644	572	418	183	290	87
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
c.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

BARRICK YEAR-END 2022	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/22	9/30/22	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20	12/31/22	12/31/21	12/31/20
Sales	2,535	2,277	170	200	9,920	10,738	11,670	868	962	697
Sales applicable to non-controlling interests	(785)	(700)	0	0	(3,051)	(3,323)	(3,494)	0	0	0
Sales applicable to equity method investments[a,b]	164	152	160	134	597	660	648	646	707	483
Sales applicable to sites in closure or care and maintenance[c]	(11)	(14)	0	0	(55)	(88)	(170)	0	0	0
Treatment and refining charges	15	3	47	54	23	10	7	199	161	157
Other[d]	0	0	0	0	0	2	13	0	0	0
Revenues – as adjusted	1,918	1,718	377	388	7,434	7,999	8,674	1,713	1,830	1,337
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,111	997	99	120	4,141	4,468	4,879	445	423	457
Realized gold/copper price per ounce/pound[e]	1,728	1,722	3.81	3.24	1,795	1,790	1,778	3.85	4.32	2.92
a.Represents sales of $164 million and $597 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $152 million; 2021: $661 million; 2020: $648 million) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2022: $nil; 2021: $nil; 2020: $nil) applicable to our 40% equity method investment in Morila up until its divestiture in November 2020 for gold. Represents sales of $91 million and $390 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $82 million; 2021: $423 million; 2020: $298 million) applicable to our 50% equity method investment in Zaldívar and $74 million and $275 million, respectively (September 30, 2022: $57 million; 2021: $305 million; 2020: $204 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.Excludes Pierina, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2022	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital
Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

1A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
2A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.
4A Strategic Asset is an asset which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
7Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
8TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Preliminary figures and subject to external assurance.
11All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2022 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.
12Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Proven reserves of 260 million tonnes grading 2.26 g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53 g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 480 million tonnes grading 2.13 g/t, representing 33 million ounces of gold, and 700 million tonnes grading 0.39%, representing 6,000 million pounds of copper. Indicated resources of 4,700 million tonnes grading 0.96 g/t, representing 150 million ounces of gold, and 4,500 million tonnes grading 0.39%, representing 38,000 million pounds of copper. Inferred resources of 1,500 million tonnes grading 0.8 g/t, representing 42 million ounces of gold, and 1,800 million tonnes grading 0.4%, representing 15,000 million pounds of copper. North America proven reserves of 52 million tonnes grading 5.24 g/t, representing 8.7 million ounces of gold; probable reserves of 330 million tonnes grading 2.12 g/t, representing 23 million ounces of gold; measured resources of 110 million tonnes grading 4.18 g/t, representing 15 million ounces of gold; indicated resources of 940 million tonnes grading

BARRICK YEAR-END 2022	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
1.93 g/t, representing 58 million ounces of gold; and inferred resources of 300 million tonnes grading 1.8 g/t, representing 17 million ounces of gold. Reko Diq indicated resources of 1,800 million tonnes grading 0.26 g/t, representing 15 million ounces of gold, and 1,900 million tonnes grading 0.44%, representing 18,000 million pounds of copper; and inferred resources of 570 million tonnes grading 0.2 g/t, representing 3.7 million ounces of gold, and 590 million tonnes grading 0.4%, representing 4,600 million pounds of copper. Pueblo Viejo proven reserves of 35 million tonnes grading 2.29 g/t, representing 2.6 million ounces of gold; probable reserves of 140 million tonnes grading 2.16 g/t, representing 9.7 million ounces of gold; measured resources of 46 million tonnes grading 2.08 g/t, representing 3.1 million ounces of gold; indicated resources of 190 million tonnes grading 1.99 g/t, representing 12 million ounces of gold; and inferred resources of 4.6 million tonnes grading 1.8 g/t, representing 0.26 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 103-111 of Barrick’s Fourth Quarter and Year-End 2022 Report.
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 million tonnes grading 2.05 g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing
5,700 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.40 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 million tonnes grading 1.3 g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete 2021 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 34-47 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2021 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
14A Technical Report to support the Pueblo Viejo mine life extension and process plant expansion project, including the pre-feasibility study for the new Naranjo tailings storage facility, will be prepared in accordance with Form 43-101F1 and filed on SEDAR within 45 days of Barrick's press release dated as of February 9, 2023, entitled "Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth". For further information with respect to the key assumptions, parameters and risks associated with the Pueblo Viejo mine life extension and process plant expansion project, the mineral reserve and resource estimates included therein and other technical information, please refer to the Technical Report to be made available on SEDAR at www.sedar.com.
15See the Technical Report on the Turquoise Ridge mine, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

BARRICK YEAR-END 2022	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
16North Turf (Miramar) Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			163.1 - 177.4	14.3	10.1	7.58
NTC-22022	80	(30)	181.4 - 201.2	19.8	14.0	8.43
NTC-22024	190	(85)	150.0 - 152.4	2.4	2.4	21.33
NTC-22026	145	(72)	108.8 - 114.3	5.5	5.5	5.52
NTC-22027	62	(50)	119.3 - 124.4	5.0	4.6	12.10
NTC-22030	90	(51)	222.5 - 224.6	2.1	1.8	4.35
NTC-22031A	95	(27)	260.0 - 263.7	3.7	2.8	3.96
			136.6 - 139.6	3.0	3.0	9.46
			221.9 - 225.2	3.4	3.3	7.34
			246.3 - 270.7	24.4	24.0	6.79
			290.5 - 293.5	3.0	3.0	4.80
NTC-22033	270	(66)	300.2 - 305.7	5.5	5.4	5.49
NTC-22035	120	(65)	130.8 - 133.8	3.0	2.9	5.73
			119.5 - 126.8	7.3	5.2	13.06
NTC-22038	260	(52)	145.7 - 152.4	6.7	4.7	17.59
			30.5 - 35.1	4.6	4.3	4.20
			53.9 - 57.9	4.0	3.7	6.05
			86.9 - 109.7	22.9	21.5	6.02
NTC-22040	100	(71)	128.0 - 132.6	4.6	4.6	6.19
			55.5 - 61.3	5.8	2.9	13.34
NTC-22045	32	(46)	291.7 - 294.7	3.0	2.9	8.37
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (CGX - Leeville, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Growth, LUC - Leeville Underground Core) followed by the year (22 for 2022) then hole number.
c.True width for LUC, NTC and NLX drillholes have been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for CGX drill holes is uncertain at this stage.
The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
17    North Leeville (Fallon) Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
NLX-22013B	306	(79)	811.7-839.1	27.4	26.3	19.57
NLX-22020	90	(75)	821.1-825.7	4.6	4.5	4.91
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (CGX - Greater Leeville Exploration, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Growth, LUC - Leeville Underground Core) followed by the year (22 for 2022) then hole number.
c.True width for LUC, NTC and NLX drillholes have been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for CGX drill holes is uncertain at this stage.
The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK YEAR-END 2022	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18    Carlin Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
LBB-22006	330	(75)	709.3 - 710.2	0.9	3.63
LBB-22007	40	(75)
WSF-22002	77	(76)
			653.6 - 654.7	1.1	3.67
WSF-22003	273	(81)	655.9 - 657.0	1.1	6.85
WSF-22005	301	(69)	642.8 - 643.6	0.8	3.48
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (LBB - Little Boulder Basin, WSF - Western Spur) followed by the year (22 for 2022) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
19    Ren Resource Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			286.8 - 289.9	3.1	2.1	7.17
			296.0 - 300.1	4.1	3.0	9.91
			306.2 - 316.1	9.9	4.6	11.62[d]
			351.7 - 354.8	3.1	2.1	11.14
MRC-22005	70	(23)	362.4 - 365.5	3.1	2.1	6.79
MRC-22009	250	(19)	310.3 - 317.0	9.8	4.0	5.01
MRC-22010	238	(17)	281.9 - 284.5	2.6	1.5	3.98[d]
			316.7 - 319.7	3.0	3.0	28.08[d]
			334.7 - 345.3	10.6	4.6	5.07[d]
			359.1 - 362.1	3.0	3.0	6.03
MRC-22011	262	(27)	369.7 - 374.3	4.6	3.0	4.42
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project (MRC - Ren) followed by hole number.
c.True width has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.
d.Greater than 20% dilution

The drilling results for Ren contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Ren conform to industry accepted quality control methods.
20    West El Niño Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
SEC-22001	120	(75)	68.6 - 71.6	3.0	2.9	19.12
SEC-22004	300	(35)	210.6 - 224.6	14.0	14.0	51.89
SEC-22008	239	(25)	69.2 - 89.61	20.4		6.51

a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project Phase (SEC) followed by two digit year and hole number.
c.True width of intercepts uncertain at this stage.

BARRICK YEAR-END 2022	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The drilling results for the Carlin Trend property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by American Assay Labs, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend property conform to industry accepted quality control methods.
21    CHUG Hanson Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			346.8 - 350.8	4	4.75
			358.1 - 359.8	1.7	17.21
			381.6 - 387.1	5.5	5.86
CMX-22013	233	44	415.3 - 417	1.7	4.90
			460 - 461.4	1.4	6.51
			488.6 - 498.8	10.2	5.03
			514.3 - 516.3	2	6.75
CMX-22014	244	44	523 - 525.4	2.4	8.96
CMX-22015	257	39	466.3 - 467.8	1.5	8.61
			479.4 - 480.6	2	11.78
			519 - 521.9	2.9	5.13
			568.4 - 593.1	24.7	6.67
			596.8 - 599.5	2.7	5.75
CMX-22016	216	42	601 - 602.4	1.4	3.55
CMX-22017	204	42	515.7 - 527.9	12.2	7.60
			381.4 - 384.3	2.9	11.23
CMX-22018	220	49	385.9 - 387.4	1.5	3.46
			607.5 - 609.1	1.6	4.53
			610.3 - 611.7	1.4	4.97
CMX-22019	219	45	616.3 - 636.4	20.1	9.64
a.All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 m; internal dilution less than 20% total width.
b.Cortez drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (22 for 2022) then hole number.
c.True widths of intercepts are uncertain at this stage.
The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.
22    Robertson Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
AHC-22009	240	(75)	106.1 - 113.7	7.6		5.38
			100.0 - 109.1	9.1		0.51
			124.4 - 138.3	13.9		0.51
DTL-21004	280	(65)	148.9 - 162.8	13.9		15.57
DTL-21007	280	(58)	152.1 - 164.1	12.0		2.17
			19.1 - 23.6	4.6		3.28
			25.3 - 28.3	3.0		2.38
PYC-21033	300	(70)	68.0 - 77.0	9.0		0.42
PYC-22005	125	(77)	34.0 - 52.7	18.7		0.70
			11.0 - 21.6	10.7		0.37
			25.8 - 32.2	6.4		0.23
GPC-22036	273	(50)	36.1 - 60.4	24.2		0.47
			2.7 - 6.8	4.1	3.7	0.44
			48.8 - 52.8	4.0	3.6	0.23
			139.9 - 143.3	3.4	3.1	0.44
GPC-22047	209	(88)	216.1 - 259.4	43.3	38.6	1.84
			3.6 - 12.6	9.1	8.1	1.59

BARRICK YEAR-END 2022	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GPC-22048	0	(90)	217.3 - 296.1	78.8	69.8	2.88
			101.7 - 107.0	5.3		0.47
			124.2 - 128.5	4.3		8.52
			145.4 - 160.6	15.2		0.55
WPC-22017	272	(69)	170.5 - 175.3	4.7		3.47
a.All intercepts calculated using a 0.17 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Robertson drill hole nomenclature: Project area: PYC: Porphyry Core, DTL: Distal, AHW: Altenburg Hill West, RMC: Robertson Material Characterization, AHC: Altenburg Hill Core, GPC: Gold Pan COre, WPC: West Porphyry COre, 21 indicates drill year of 2021 and 22 indicates drill year of 2022.
c.True width of intercepts uncertain at this stage except where noted.

The drilling results for Robertson contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals and SGS S.A., independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Robertson conform to industry accepted quality control methods.
23    Fourmile Significant Interceptsa

Drill Results from Q4 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			1156.7 - 1174.4	18.0		29.67
			1198.0 - 1206.2	8.2		8.5
			1342.0 - 1352.1	10.1		13.36
FM22-179D	330	84	1461.7 - 1492.0	31.7		33.67
			1142.7 - 1146.7	4.0		13.62
			1313.7 - 1353.3	39.6		12.71
FM22-180D	239	84	1361.2 - 1366.6	5.4		17.04
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Fourmile drill hole nomenclature: Project area: FM: Fourmile, followed by the year (22 for 2022) then hole number.
c.True widths of intercepts are uncertain at this stage.

The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals and ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Fourmile conform to industry accepted quality control methods.
24    Turquoise Ridge Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
TUM-22162	11	(25)	150.3 - 185.1	34.8	15.2	33.11
TUM-22219	334	(42)	199.9 - 234.1	34.2	14.6	12.93
			93.6 - 114.9	21.3	20.5	24.57
TUM-22701A	51	(63)	135.7 - 143.0	7.3	6.7	22.39
TSM-22100	356	(82)	279.3 - 288.8	9.5	8.8	12.33
TUM-22405	292	(31)	329.6 - 339.9	10.4	8.2	9.38
TUM-22813	190	(90)	53.8 - 63.8	10.0	9.2	28.00
TUM-22816	222	(30)	55.8 - 65.9	10.1	8.7	20.77
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1 m; internal dilution is less than 20% total width.
b.Turquoise Ridge drill hole nomenclature: Project area: TSM: Turquoise Surface Minex, TUM: Turquoise Underground Minex, First two numbers indicate year drilled.
c.True widths of intercepts have been estimated based on current geological model.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and

BARRICK YEAR-END 2022	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.
25    Hemlo Significant Intercepts

Drill Results from Q4 2022
Drill Hole[a]	Azimuth	Dip	Interval (m)	Width (m)[b]	Au (g/t)[c]
1152295	133	7	84.4 - 88.2	2.7	13.82
11522104	192	(51)	50.0 - 54.0	3.5	10.57
90352207	175	(58)	410.0 - 416.0	4.6	6.06
90352208	179	(34)	194.8 - 199.2	4.1	7.60
90352209	179	(65)	405.3 - 409.4	3.2	9.12
90352227	129	(62)	329.0 - 333.0	2.8	9.85
90352227	129	(62)	663.0 - 666.4	2.6	6.78
90352229	138	(53)	330.0 - 333.0	2.7	6.38
W2230	136	(45)	349.0 - 352.0	2.7	10.74
W2231.1	147	(45)	386.4 - 393.6	6.5	4.40
a.Hemlo drill hole nomenclature: Surface hole nomenclature is defined by (W-surface) followed by the year (e.g. 22 for 2022) then hole number. Underground hole nomenclature is defined by level (e.g. 115 for the 9115m level) then hole number.
b.True widths of intercepts are estimated using the angle to core axis.
c.All intercepts calculated using a 2.68 g/t Au cutoff. 9035 holes are capped to 80 g/t Au, 115 and W holes are capped to 30 g/t Au; minimum intercept width is 2.50m; internal dilution is less than 42% total width.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.
26    Arroyo del Rey - Pueblo Viejo District Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
DPV22-872[d]	50	(55)	143 - 144.85	1.85	10.93
a.No internal dilution applied.
b.Arroyo del Rey drill hole nomenclature: Drill system (DPV: Dominican Pueblo Viejo) followed by the year (22: 2022) then hole number.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Arroyo del Rey contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Arroyo del Rey conform to industry accepted quality control methods.
27    Mejita Extension - Pueblo Viejo District Significant Interceptsa

Drill Results from Q4 2022
						Including[c]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
DPV22-875[d]	50	(55)	133.5 - 138.5	5	1.68	133.5 - 135	1.5	3.7
a.No internal dilution applied.
b.Mejita Extension drill hole nomenclature: Drill system (DPV: Dominican Pueblo Viejo) followed by the year (22: 2022) then hole number.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Mejita extension contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by

BARRICK YEAR-END 2022	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Mejita extension conform to industry accepted quality control methods.
28    Morro Escondido - Veladero District Significant Interceptsa

Drill Results from Q4 2022
						Including[c]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
						0 - 11.65	11.65	1.76
						42.6 - 63.8	21.20	1.23
DDH-MES-01	0	(90)	0 - 107.8	107.80	0.74	89.8 - 99.75	9.95	1.00
						0 - 49	49.00	1.30
						0 - 9.3	9.30	4.91
DDH-MES-02	310	(65)	0 - 128	128.0	0.75	76.8 - 89	12.20	1.08
						4.5 - 24	19.50	1.04
DDH-MES-03	310	(65)	4.5 - 80	75.5	0.52	43 - 51.6	8.60	1.02
						43 - 47	4.00	8.27
						62.4 - 69	6.60	3.20
DDH-MES-04	270	(65)	43 - 84	41.00	1.64	81 - 82.5	1.50	1.90
a.All intercepts calculated using a 0.25 g/t Au cutoff and are uncapped; minimum intercept width is 15 meters; maximum internal dilution of 15 m below 0.25 g/t Au.
b.Morro Escondido drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (Morro Escondido - MES) followed by hole number.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Morro Escondido contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Morro Escondido conform to industry accepted quality control methods.
29    Bambadji Significant Interceptsa

Drill Results from Q3 2022
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
FADH001	60	(50)	168.3 - 184.3	16.3	1.21
WARC001	55	(50)	16 - 35	19.0	0.74
WARC002	235	(50)	53 - 55	2.0	2.43
WARC004	70	(50)	28 - 42	14.0	2.71	30 - 37	7.0	4.96
			76 - 86	10.0	0.65
WARC006	90	(50)	177 - 186	9.0	0.76
WARC007	90	(50)	116 - 124	8.0	1.33
WARC008	90	(50)	23 - 48	25.0	1.02
WARC009	90	(50)	13 - 22	9.0	0.69
WARC010	90	(50)	123 - 132	9.0	1.17
WARC011	90	(50)	76 - 82	6.0	1.38
KBTRC009	270	(50)	55 - 102	47.0	3.76
KBTRC011	90	(50)	55 - 87	32.0	4.08
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal or less than 2 meters total width.
b.Drill hole nomenclature: FA (Fatima), WA (Wari) and KBT (Kabetea) followed by type of drilling RC (Reverse Circulation) and DH Diamond Drilling).
c.True widths uncertain at this stage.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Bamako, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from

BARRICK YEAR-END 2022	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.
30    Loulo-Gounkoto Significant Interceptsa

Drill Results from Q4 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
DBDH015	51	-61	241.25 - 244.8	3.55	1.23
DBDH016	43.78	(62.08)	196.45 - 199.2	2.75	1.10
FSRC013	270	(50)	86 - 93	7	0.75
FSRC013	270	(50)	117 - 119	2	0.74
FSRC013	270	(50)	127 - 129	2	0.62
FSRC013	270	(50)	135 - 137	2	0.84
FSRC013	270	(50)	146 - 150	4	0.87
FSRC014	270	(50)	66 - 68	2	0.68
FSRC014	270	(50)	74 - 76	2	0.89
FSRC014	270	(50)	99 - 101	2	0.95
FSRC016	270	(50)	30 - 34	4	1.21
FSRC018	268.92	(52.72)	123 - 125	2	0.86
GNAC0031	270	(50)	50 - 52	2	2.11
GNAC0039	270	(50)	30 - 32	2	0.62
GNAC0043	270	(50)	34 - 40	6	0.79
GNAC0044	270	(50)	7 - 13	6	3.81
GNAC0045	270	(50)	25 - 29	4	0.93
GNAC0063	270	(50)	40 - 42	2	0.57
GNAC0064	270	(50)	21 - 24	3	0.86
GNAC0064	270	(50)	29 - 38	9	1.74
GNAC0064	270	(50)	46 - 48	2	0.70
GNAC0065	270	(50)	24 - 26	2	0.93
GNAC0074	270	(50)	29 - 31	2	0.71
GNRC016	90	(50)	110 - 112	2	1.35
GNRC017	90	(50)	53 - 60	7	1.36
GNRC017	90	(50)	141 - 143	2	0.76
GNRC018	90	(50)	10 - 13	3	1.14
GWDH02	116.38	(69.59)	389.05 - 392.05	3	0.78
GWDH02	116.38	(69.59)	404.05 - 415	10.95	8.19	409.1 - 415	5.9	12.63
GWRCDH01	110.65	(84.7)	160.1 - 164	3.9	1.21
TRC019	270	(55)	256 - 258	2	0.85
TRC020	270	(55)	102 - 108	6	2.29
TRC022	270	(55)	69 - 74	5	1.19
TRC022	270	(55)	82 - 87	5	1.36
TRC027	268.19	(53.39)	38 - 40	2	1.24
YRDH039	251.37	(54.97)	63.8 - 67.15	3.35	1.38
YRDH039	251.37	(54.97)	69 - 76.1	7.1	1.73
YRDH040	249.89	(55)	35.05 - 37.9	2.85	1.88
YRDH041	268.62	(54.71)	24 - 26	2	1.8
YRDH041	268.62	(54.71)	40.8 - 43.65	2.85	2.79
YRDH041	268.62	(54.71)	53.25 - 56.95	3.7	0.91
YRDH041	268.62	(54.71)	98.9 - 101.85	2.95	1.04
YRSAC0010	280	(50)	16 - 26	10	10.05	17 - 24	7	13.69
YRSAC0010	280	(50)	32 - 50	18	1.83	38 - 42	4	4.98
YRSAC0010	280	(50)	59 - 70	11	2.08
YRSAC0010	280	(50)	72 - 77	5	1.26
YRSAC0024	280	(50)	25 - 30	5	1.79
YRSRC018	270	(55)	112 - 119	7	1.12
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomenclature: prospect initial GN (Gara North), YR (Yalea Ridge), GW (Gara West), DB (Domain Boundary), FS (Faraba South), TR (Toronto), YRS (Yalea Ridge South) followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling), RCDH (Reverse Circulation with Diamond tail).
c.True widths uncertain at this stage.

BARRICK YEAR-END 2022	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.
31    Nielle Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
KORC020	272	(51)	88-98	10.00	2.49
KORC021	265	(51)	57-69	12.00	2.28
KORC023A	270	(50)	68-81	13.00	1.41
KORC028	272	(50)	135-142	7.00	6.54
KORDH002	273	(50)	103-106	3.00	4.05
JBMDH002	302	(53)	78 - 84	6.00	2.70
JBMDH002	302	(53)	237.19-250.6	13.41	2.74
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.Nielle drill hole nomenclature: prospect initial KOR (Koro A2), JBM (Jubula Main), followed by type of drilling AC (Aircore), RC (Reverse Circulation), DH (Diamond Hole).
c.True widths uncertain at this stage.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.
32    Kibali Significant Interceptsa

Drill Results from Q4 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
KVDD0049	320	(65)	513.25 - 515.05	2.8	1.51
	320	(65)	521.23 - 532.40	11.2	2.78	525.23 - 529.23	4	4.87
KVDD0050A	311	(54)	314.50 - 357.50	16.4	1.25	351.00 - 353.20	2.2	4.13
	311	(54)	373.93 - 375.93	2	1.84
MDD079W1	279	(74.5)	414.60 - 425.50	10.9	1.7
	279	(74.5)	430.38 - 438.20	7.82	11.19
MDD081	292	(65)	361.80 - 365.60	3.8	0.76
ADD024	135	(68)	180.00 - 192.00	12	2.46	180.00 - 182.00	2	6.66
						183.00 - 185.00	2	3.96
MRRC0008	238	(55)	8.00 - 10.00	2	1.6
	238	(55)	32.00 - 34.00	2	0.94
	238	(55)	41.00 - 46.00	5	7	44.00 - 45.00	1	31.43
	238	(55)	55.00 - 58.00	3	0.55
MRRC0009	238	(55)	37.00 - 39.00	2	1.37
	238	(55)	43.00 - 48.00	5	1.34	44.00 - 45.00	1	3.22
MMRC0071	155	(59.5)	51.00 - 53.00	2	1.2
ZBRC0008	260	(50)	111.00 - 113.00	2	0.77
	260	(50)	142.00 - 148.00	6	0.86
	260	(50)	157.00 - 160.00	3	1.39
	260	(50)	166.00 - 173.00	7	4.09	172.00 - 173.00	1	16.4
ZBRC0009	260	(50)	76.00 - 78.00	2	2.61
	260	(50)	88.00 - 103.00	15	2.13	98.00 - 103.00	5	4.61
	260	(50)	118.00 - 121.00	3	1.48

BARRICK YEAR-END 2022	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	260	(50)	136.00 - 139.00	3	0.78
	260	(50)	142.00 - 144.00	2	0.51
ZBRC0010	260	(50)	7.00 - 9.00	2	0.71
	260	(50)	32.00 - 35.00	3	0.95
	260	(50)	49.00 - 60.00	11	2.68	172.00 - 177.00	5	4.33
ZBRC0011	260	(50)	3.00 - 5.00	2	1.21
	260	(50)	17.00 - 19.00	2	0.6
	260	(50)	28.00 - 45.00	17	0.72
	260	(50)	66.00 - 69.00	3	0.69
ZBRC0012	260	(50)	1.00 - 9.00	8	0.8
	260	(50)	16.00 - 18.00	2	1.18
	260	(50)	28.00 - 35.00	7	0.52
ZBRC0013	260	(50)	109.00 - 111.00	2	1.33
	260	(50)	114.00 - 120.00	6	1.22
ZBRC0014	260	(50)	23.00 - 28.00	5	1.58	26.00 - 27.00	1	3.54
	260	(50)	31.00 - 34.00	3	0.68
	260	(50)	37.00 - 52.00	15	2.43	42.00 - 45.00	3	5.25
	260	(50)				50.00 - 52.00	2	3.96
ZBRC0015	260	(50)	21.00 - 25.00	4	1	23.00 - 25.00	2	1.48
	260	(50)	31.00 - 37.00	6	1	32.00 - 33.00	1	2.38
	260	(50)	43.00 - 48.00	5	0.8	43.00 - 44.00	1	1.13
	260	(50)	55.00 - 57.00	2	0.6
ZBRC0016	260	(50)	97.00 - 99.00	2	0.82
	260	(50)	105.00 - 108.00	3	0.8
	260	(50)	111.00 - 114.00	3	1.5
	260	(50)	124.00 - 130.00	6	1.83	124.00 - 125.00	1	3.25
	260	(50)	144.00 - 157.00	13	1.25	124.00 - 126.00	2	4.15
ZBRC0017	260	(50)	30.00 - 50.00	20	1.07	34.00 - 36.00	2	2.19
						38.00 - 39.00	1	3.16
						41.00 - 43.00	2	2
						47.00 - 48.00	1	2.15
	260	(50)	99.00 - 121.00	22	1.66	102.00 - 104.00	2	2.53
						108.00 - 112.00	4	4.17
						119.00 - 120.00	1	3.31
ZBRC0018	260	(50)	161.00 - 171.00	10	0.78	165.00 - 166.00	1	2.58
						170.00 - 171.00	1	1.91
	260	(50)	193.00 - 200.00	7	2.32	193.00 - 194.00	1	3.36
						196.00 - 197.00	1	8.15
ZBRC0019	260	(50)	24.00 - 36.00	12	2.21	31.00 - 32.00	1	4.43
						33.00 - 34.00	1	9.32
ZBRC0020	260	(50)	141.00 - 144.00	3	1.13
	260	(50)	153.00 - 157.00	4	1.1
	260	(50)	162.00 - 179.00	17	1.25	171.00 - 172.00	1	2.84
ZBRC0021	260	(50)	82.00 - 92.00	10	0.5
	260	(50)	95.00 - 112.00	17	0.88	97.00 - 98.00	1	2.09
						108.00 - 109.00	1	2.17
	260	(50)	149.00 - 156.00	7	2.39	153.00 - 155.00	2	5.69
ORDD0031	290	(65)	189.9-197.0	8.1	11.6
ORDD0032	290	(66)	195.0-199.69	4.69	3.46
ORDD0034	155	(69)	145.0-152.0	7	3.47
ORDD0043	295	(68)	87.0-104.92	16.9	4.29
ORDD0057	290	(65)	231.2-251.0	19.8	6.15
ORDD0058	290	(65)	231.5-245.0	13.5	2.78
ORDD0060	290	(65)	260.0-285.3	25.3	3.19
ORDD0062	290	(65)	159.0-167.0	8	4.4
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial (KCD=Karagba-Chauffeur-Durba; MM=Memekazi; KV=Kalimva; A=Agabarabo; MR=Makoro; M=Mengu; ZB=Zambula) followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control) with no designation of the year. KCDU=KCD Underground.
c.True width of intercepts are uncertain at this stage.
d.Weighted average is calculated by fence using significant intercepts, over the strike length.

BARRICK YEAR-END 2022	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.
33    Jabal Sayid Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Cu (%)
BDH1170	265	(65)	355-367	12.00	0.81
BDH1170	265	(65)	522-537	15.00	3.51
BDH1170	265	(65)	557-562	5.00	0.67
BDH1170	265	(65)	569-571	2.00	0.60
BDH1170	265	(65)	576-578	2.00	0.59
BDH1170	265	(65)	583-586	3.00	0.85
BDH1171	267	(62)	595.90-648.50	52.60	2.67
BDHR014	86	(56)	148.93-164.00	15.07	2.11
a.All intercepts calculated using a 0.5% Cu cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 5 meters total width.
b.Jabal Sayid drill hole nomenclature: BDH (surface diamond hole) followed by lode and hole number.
c.True widths uncertain at this stage.
The drilling results for the Jabal Sayid property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Jabal Sayid property conform to industry accepted quality control methods.

BARRICK YEAR-END 2022	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 73 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 73 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 72 of this MD&A for a definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body, based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 103 to 111 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 103 to 111 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 73 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2022	102	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 103 to 111.
The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

BARRICK YEAR-END 2022	103	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Reserves[1,2,3]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	2.2	7.16	0.50	11	6.18	2.2	13	6.34	2.7
Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.069	0.34	0.00076
Jabal Sayid underground	5.8	0.20	0.038	7.5	0.39	0.094	13	0.31	0.13
Jabal Sayid (50.00%) total	5.9	0.21	0.039	7.5	0.39	0.094	13	0.31	0.13
Kibali surface	5.4	2.07	0.36	15	2.19	1.0	20	2.16	1.4
Kibali underground	9.1	4.31	1.3	14	4.15	1.9	23	4.21	3.2
Kibali (45.00%) total	14	3.47	1.6	29	3.15	3.0	44	3.26	4.6
Loulo-Gounkoto surface	11	2.48	0.89	14	2.78	1.3	25	2.65	2.2
Loulo-Gounkoto underground	8.9	4.86	1.4	19	5.04	3.1	28	4.98	4.5
Loulo-Gounkoto (80.00%) total	20	3.54	2.3	34	4.08	4.4	54	3.87	6.7
North Mara surface	0.25	3.43	0.028	29	2.05	1.9	29	2.06	2.0
North Mara underground	0.21	3.68	0.025	9.3	3.42	1.0	9.5	3.43	1.0
North Mara (84.00%) total	0.46	3.55	0.053	39	2.38	2.9	39	2.40	3.0
Tongon surface (89.70%)	3.9	2.36	0.30	3.9	2.14	0.26	7.8	2.25	0.56
AFRICA AND MIDDLE EAST TOTAL	47	3.17	4.8	120	3.24	13	170	3.22	18
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57
Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65
Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2
Pueblo Viejo surface (60.00%)	35	2.29	2.6	140	2.16	9.7	170	2.19	12
Veladero surface (50.00%)	8.0	0.41	0.11	77	0.74	1.8	85	0.71	1.9
LATIN AMERICA AND ASIA PACIFIC TOTAL	160	1.02	5.2	710	0.96	22	870	0.97	27
NORTH AMERICA
Carlin surface	9.8	2.48	0.79	63	2.24	4.6	73	2.27	5.4
Carlin underground	11	9.27	3.3	6.0	7.90	1.5	17	8.79	4.8
Carlin (61.50%) total	21	6.07	4.1	69	2.73	6.1	90	3.50	10
Cortez surface	0.76	2.65	0.065	110	0.88	3.0	110	0.90	3.1
Cortez underground[5]	0.60	9.44	0.18	26	7.74	6.4	26	7.78	6.5
Cortez (61.50%) total	1.4	5.63	0.25	130	2.22	9.4	130	2.26	9.6
Hemlo surface	—	—	—	18	1.49	0.86	18	1.49	0.86
Hemlo underground	0.50	4.93	0.079	4.6	4.87	0.73	5.1	4.88	0.81
Hemlo (100%) total	0.50	4.93	0.079	23	2.19	1.6	23	2.25	1.7
Phoenix surface (61.50%)	8.5	0.71	0.19	96	0.58	1.8	100	0.59	2.0
Turquoise Ridge surface	10	2.29	0.75	0.28	1.38	0.013	11	2.27	0.77
Turquoise Ridge underground	10	10.20	3.4	12	9.51	3.8	23	9.82	7.2
Turquoise Ridge (61.50%) total	21	6.26	4.1	13	9.33	3.8	33	7.43	8.0
NORTH AMERICA TOTAL	52	5.24	8.7	330	2.12	23	380	2.54	31

TOTAL	260	2.26	19	1,200	1.53	57	1,400	1.67	76

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	104	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Reserves[1,2,3,7]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	2.2	0.33	16	11	0.34	84	13	0.34	100
Jabal Sayid surface	0.069	2.64	4.0	—	—	—	0.069	2.64	4.0
Jabal Sayid underground	5.8	2.25	290	7.5	2.28	380	13	2.26	670
Jabal Sayid (50.00%) total	5.9	2.25	290	7.5	2.28	380	13	2.27	670
Lumwana surface (100%)	89	0.51	1,000	390	0.59	5,200	480	0.58	6,200
AFRICA AND MIDDLE EAST TOTAL	97	0.61	1,300	410	0.62	5,600	510	0.62	7,000
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900
Zaldívar surface (50.00%)	170	0.44	1,600	38	0.31	260	210	0.42	1,900
LATIN AMERICA AND ASIA PACIFIC TOTAL	280	0.34	2,100	520	0.23	2,700	810	0.27	4,800
NORTH AMERICA
Phoenix surface (61.50%)	11	0.16	40	130	0.16	470	140	0.16	510
NORTH AMERICA TOTAL	11	0.16	40	130	0.16	470	140	0.16	510

TOTAL	390	0.40	3,500	1,100	0.37	8,800	1,500	0.38	12,000

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,7]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6
AFRICA AND MIDDLE EAST TOTAL	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29
Pueblo Viejo surface (60.00%)	35	12.94	15	140	13.76	62	170	13.60	76
Veladero surface (50.00%)	8.0	12.72	3.3	77	14.62	36	85	14.44	39
LATIN AMERICA AND ASIA PACIFIC TOTAL	160	4.92	25	700	5.34	120	860	5.26	150
NORTH AMERICA
Phoenix surface (61.50%)	8.5	7.46	2.0	96	6.24	19	100	6.34	21
NORTH AMERICA TOTAL	8.5	7.46	2.0	96	6.24	19	100	6.34	21

TOTAL	170	5.07	28	810	5.45	140	980	5.39	170

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	105	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0029	6.70	0.00062	—	—	—	0.00062	—	—	—
Bulyanhulu underground	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6
Bulyanhulu (84.00%) total	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6
Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.00076	—	—	—
Jabal Sayid underground	7.8	0.33	0.083	7.3	0.41	0.097	0.18	1.5	0.6	0.027
Jabal Sayid (50.00%) total	7.9	0.33	0.084	7.3	0.41	0.097	0.18	1.5	0.6	0.027
Kibali surface	7.4	2.19	0.52	26	2.06	1.7	2.2	4.8	2.1	0.32
Kibali underground	12	4.63	1.8	24	3.97	3.1	4.9	8.4	2.9	0.79
Kibali (45.00%) total	20	3.70	2.3	50	2.98	4.8	7.1	13	2.6	1.1
Loulo-Gounkoto surface	12	2.49	0.97	16	2.90	1.5	2.4	6.5	1.9	0.38
Loulo-Gounkoto underground	17	4.39	2.5	28	4.63	4.2	6.7	16	2.9	1.5
Loulo-Gounkoto (80.00%) total	30	3.61	3.4	44	4.02	5.7	9.1	22	2.6	1.9
North Mara surface	18	2.25	1.3	23	1.79	1.3	2.6	4.1	1.4	0.19
North Mara underground	0.77	2.28	0.057	28	2.21	2.0	2.0	15	1.6	0.75
North Mara (84.00%) total	18	2.25	1.3	50	2.02	3.3	4.6	19	1.6	0.93
Tongon surface (89.70%)	4.5	2.57	0.37	5.3	2.32	0.40	0.77	0.82	2.5	0.064
AFRICA AND MIDDLE EAST TOTAL	83	3.23	8.7	180	3.18	18	27	73	3.7	8.6
LATIN AMERICA AND ASIA PACIFIC
Alturas surface (100%)	—	—	—	—	—	—	—	180	0.9	5.4
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43
Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39
Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82
Pueblo Viejo surface (60.00%)	46	2.08	3.1	190	1.99	12	15	4.6	1.8	0.26
Reko Diq surface (50.00%)[6]	—	—	—	1,800	0.26	15	15	570	0.2	3.7
Veladero surface (50.00%)	9.1	0.40	0.12	120	0.71	2.6	2.8	14	0.6	0.27
LATIN AMERICA AND ASIA PACIFIC TOTAL	290	1.06	9.9	3,600	0.60	69	79	1,200	0.4	16

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	106	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	29	2.18	2.0	140	1.94	8.5	11	60	1.2	2.4
Carlin underground	24	7.80	5.9	13	6.74	2.7	8.7	13	7.3	3.2
Carlin (61.50%) total	53	4.69	8.0	150	2.35	11	19	73	2.3	5.5
Cortez surface	0.99	2.78	0.089	160	0.87	4.4	4.5	110	0.4	1.5
Cortez underground[5]	1.3	7.66	0.32	37	6.87	8.3	8.6	15	5.9	2.9
Cortez (61.50%) total	2.3	5.53	0.40	190	2.02	13	13	130	1.1	4.4
Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	1.5	10.01	0.49	0.49	7.8	10.5	2.7
Hemlo surface	—	—	—	42	1.40	1.9	1.9	2.4	1.0	0.079
Hemlo underground	0.72	5.11	0.12	11	4.80	1.6	1.8	3.0	5.1	0.50
Hemlo (100%) total	0.72	5.11	0.12	52	2.09	3.5	3.6	5.4	3.3	0.58
Long Canyon surface	0.30	3.53	0.034	4.9	2.56	0.41	0.44	1.1	0.9	0.029
Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16
Long Canyon (61.50%) total	0.30	3.53	0.034	6.1	4.05	0.79	0.82	1.6	3.6	0.18
Phoenix surface (61.50%)	12	0.64	0.25	230	0.50	3.6	3.9	30	0.3	0.32
Turquoise Ridge surface	24	2.14	1.6	21	2.07	1.4	3.0	6.7	1.7	0.37
Turquoise Ridge underground	13	9.49	3.9	19	8.51	5.3	9.2	1.9	6.9	0.42
Turquoise Ridge (61.50%) total	36	4.72	5.5	40	5.19	6.6	12	8.6	2.9	0.79
NORTH AMERICA TOTAL	110	4.18	15	940	1.93	58	73	300	1.8	17

TOTAL	480	2.13	33	4,700	0.96	150	180	1,500	0.8	42

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	107	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Resources[1,3,7,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0029	0.32	0.021	—	—	—	0.021	—	—	—
Bulyanhulu underground	3.3	0.44	32	21	0.31	140	170	17	0.4	130
Bulyanhulu (84.00%) total	3.3	0.44	32	21	0.31	140	170	17	0.4	130
Jabal Sayid surface	0.069	2.64	4.0	—	—	—	4.0	—	—	—
Jabal Sayid underground	7.8	2.60	450	7.3	2.36	380	830	1.5	1.3	44
Jabal Sayid (50.00%) total	7.9	2.60	450	7.3	2.36	380	830	1.5	1.3	44
Lumwana surface (100%)	140	0.48	1,500	960	0.55	12,000	13,000	820	0.5	8700
AFRICA AND MIDDLE EAST TOTAL	150	0.59	2,000	990	0.56	12,000	14,000	840	0.5	8,900
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400
Reko Diq surface (50.00%)[6]	—	—	—	1,900	0.44	18,000	18,000	590	0.4	4,600
Zaldívar surface (50.00%)	360	0.40	3,200	200	0.37	1,600	4,800	20	0.4	160
LATIN AMERICA AND ASIA PACIFIC TOTAL	530	0.34	4,000	3,100	0.36	25,000	29,000	970	0.3	6,200
NORTH AMERICA
Phoenix surface (61.50%)	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93
NORTH AMERICA TOTAL	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93

TOTAL	700	0.39	6,000	4,500	0.39	38,000	44,000	1,800	0.4	15,000

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	108	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Silver Mineral Resources[1,3,7,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0029	7.00	0.00065	—	—	—	0.00065	—	—	—
Bulyanhulu underground	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4
Bulyanhulu (84.00%) total	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4
AFRICA AND MIDDLE EAST TOTAL	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	46	11.69	17	190	12.32	75	92	4.6	10.5	1.5
Veladero surface (50.00%)	9.1	11.39	3.3	120	14.42	54	57	14	14.3	6.3
LATIN AMERICA AND ASIA PACIFIC TOTAL	290	11.73	110	1,800	14.51	830	940	400	2.2	28
NORTH AMERICA
Phoenix surface (61.50%)	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4
NORTH AMERICA TOTAL	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4

TOTAL	310	11.50	110	2,000	13.44	880	990	450	2.5	37

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	109	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2022				2021
	Ownership	Tonnes	Grade	Ounces	Ownership	Tonnes	Grade	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	—	—	—	84.00%	0.00010	10.42	0.000035
Bulyanhulu underground	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5
Bulyanhulu Total	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5
Jabal Sayid surface	50.00%	0.069	0.34	0.00076	50.00%	0.072	0.34	0.00079
Jabal Sayid underground	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11
Jabal Sayid Total	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11
Kibali surface	45.00%	20	2.16	1.4	45.00%	17	2.45	1.3
Kibali underground	45.00%	23	4.21	3.2	45.00%	21	4.54	3.0
Kibali Total	45.00%	44	3.26	4.6	45.00%	37	3.60	4.3
Loulo-Gounkoto surface	80.00%	25	2.65	2.2	80.00%	22	2.98	2.1
Loulo-Gounkoto underground	80.00%	28	4.98	4.5	80.00%	29	4.86	4.6
Loulo-Gounkoto Total	80.00%	54	3.87	6.7	80.00%	51	4.06	6.7
North Mara surface	84.00%	29	2.06	2.0	84.00%	38	1.73	2.1
North Mara underground	84.00%	9.5	3.43	1.0	84.00%	6.8	3.44	0.75
North Mara Total	84.00%	39	2.40	3.0	84.00%	44	1.99	2.8
Tongon surface	89.70%	7.8	2.25	0.56	89.70%	7.9	1.87	0.47
AFRICA AND MIDDLE EAST TOTAL		170	3.22	18		160	3.22	17
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12
Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	4.8	3.66	0.56
Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	3.2	6.34	0.66
Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	8.0	4.75	1.2
Pueblo Viejo surface	60.00%	170	2.19	12	60.00%	76	2.22	5.4
Veladero surface	50.00%	85	0.71	1.9	50.00%	90	0.77	2.2
LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.97	27		770	0.83	21
NORTH AMERICA
Carlin surface	61.50%	73	2.27	5.4	61.50%	84	2.23	6.0
Carlin underground	61.50%	17	8.79	4.8	61.50%	19	8.86	5.4
Carlin Total	61.50%	90	3.50	10	61.50%	100	3.46	11
Cortez surface	61.50%	110	0.90	3.1	61.50%	39	1.68	2.1
Cortez underground[5]	61.50%	26	7.78	6.5	61.50%	27	7.79	6.7
Cortez Total	61.50%	130	2.26	9.6	61.50%	65	4.17	8.8
Hemlo surface	100%	18	1.49	0.86	100%	0.018	0.32	0.00018
Hemlo underground	100%	5.1	4.88	0.81	100%	6.4	5.18	1.1
Hemlo Total	100%	23	2.25	1.7	100%	6.4	5.16	1.1
Long Canyon surface	61.50%	—	—	—	61.50%	0.61	1.18	0.023
Phoenix surface	61.50%	100	0.59	2.0	61.50%	100	0.60	2.0
Turquoise Ridge surface	61.50%	11	2.27	0.77	61.50%	26	2.05	1.7
Turquoise Ridge underground	61.50%	23	9.82	7.2	61.50%	21	10.39	6.9
Turquoise Ridge Total	61.50%	33	7.43	8.0	61.50%	46	5.74	8.6
NORTH AMERICA TOTAL		380	2.54	31		330	3.04	32

TOTAL		1,400	1.67	76		1,300	1.71	69

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	110	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2022 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, Manager - Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2022, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.30 per pound. The Zaldívar joint venture is operated by Antofagasta. Subsequent to the publication of Barrick’s press release of February 9, 2023, entitled “Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth” Antofagasta updated their assumed copper price for 2022 reserves from $3.10 per pound to $3.30 per pound, which does not change Barrick’s 2022 reserves and resources estimates for the joint venture as originally disclosed on February 9, 2023 and set forth in the tables above. For 2021, reserves were estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$., except at Zaldívar, where mineral reserves for 2021 were calculating using Antofagasta guidance and an assumed copper price of $3.10 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2022 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.
4.Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s expected ownership interest following the implementation of the binding February 3, 2022 Commencement Agreement. The Commencement Agreement provides, among other things, for ownership of Porgera to be held in a new joint venture owned 51% by Papua New Guinea (“PNG”) stakeholders and 49% by Barrick Niugini Limited (“BNL”) or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and will retain operatorship of the mine under the terms of the Commencement Agreement. Efforts are ongoing to execute the remaining definitive agreements to implement the Commencement Agreement and finalize a timeline for the reopening of the Porgera mine and resumption of full mine operations. For additional information, see page 48 of Barrick’s Fourth Quarter and Year End Report 2022.
5.Cortez underground includes 21 million tonnes at 7.27g/t for 4.9 million ounces of probable reserves, 29 million tonnes at 6.49g/t for 6.1 million ounces of indicated resources and 15 million tonnes at 5.9g/t for 2.8 million ounces of inferred resources related to Goldrush. As noted in endnote 9, mineral resources are reported on an inclusive basis.
6.Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see page 9 of Barrick’s Fourth Quarter and Year End Report 2022.
7. 2022 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
8.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.Mineral resources are reported inclusive of mineral reserves.
10.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
11.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2022	111	RESERVES AND RESOURCES

Management’s Responsibility for
Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 14, 2023

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2022. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2022.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 113 - 116 of Barrick’s 2022 Annual Financial Statements.

BARRICK YEAR-END 2022	112

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit & Risk Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessments for goodwill and other non-current assets
As described in Notes 2, 3, 10, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill annually, during the fourth quarter. Impairment assessments are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment assessments. The Company’s goodwill and other non-current assets balances as of December 31, 2022 were $3.6 billion and $33.2 billion, respectively. Management estimated the recoverable amounts of the CGUs as the Fair Value Less Costs of Disposal (FVLCD) using discounted estimates of future cash flows derived from the life of mine (LOM) plans, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU, where applicable. Management’s estimates of the FVLCD of the CGUs included significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable. Management’s estimates of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessments for goodwill and other non-current assets is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments for goodwill and other non-current assets, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs. These procedures also included, among others, testing management’s process for estimating the FVLCD of the CGUs with goodwill and for each CGU where there is an indicator of impairment; evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD. Evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD with respect to future metal prices, operating and capital costs and NAV multiples involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; and (iii) comparing NAV multiples to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans for certain CGUs. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average costs of capital and NAV multiple assumptions.

Uncertain tax positions
As described in Notes 2, 3, 30 and 35 to the consolidated financial statements, the Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. As disclosed by management, the Company operates in certain jurisdictions where tax legislation and interpretation is developing and there is a risk that fiscal reforms could impact existing investments. Management is required to assess uncertainties and make significant judgments when assessing the outcome and amounts recorded for uncertain tax positions. If actual results are significantly different from the Company’s assessments, this could necessitate future adjustments to tax income and expense already recorded.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing the outcome and amounts recorded for uncertain tax positions, which include a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s timely identification, recognition and accurate measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the amounts recorded for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the amounts recorded for uncertain tax positions, controls addressing the completeness of the uncertain tax positions, and controls over the measurement of the amounts recorded, as well as consolidated financial statement disclosures. These procedures also included, among others, testing the information used in the calculations of the amounts recorded for uncertain tax positions; testing the calculations of the amounts recorded for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions; testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position by reading correspondence with taxation authorities; and evaluating the related disclosures in the consolidated financial statements. Professionals with specialized skill and knowledge were used to assist in evaluating the status and results of income tax assessments, including obtaining and reading external legal advice related to management’s positions, where applicable. These professionals with specialized skill and knowledge were also used to assist in evaluating the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable of being accepted by the taxation authority, the application of relevant tax legislation and estimated interest and penalties.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 14, 2023

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2022	2021
Revenue (notes 5 and 6)	$11,013	$11,985
Costs and expenses (income)
Cost of sales (notes 5 and 7)	7,497	7,089
General and administrative expenses (note 11)	159	151
Exploration, evaluation and project expenses (notes 5 and 8)	350	287
Impairment charges (reversals) (notes 10 and 21)	1,671	(63)
Loss on currency translation	16	29
Closed mine rehabilitation (note 27b)	(136)	18
Income from equity investees (note 16)	(258)	(446)
Other (income) expense (note 9)	(268)	(67)
Income before finance items and income taxes	1,982	4,987
Finance costs, net (note 14)	(301)	(355)
Income before income taxes	1,681	4,632
Income tax expense (note 12)	(664)	(1,344)
Net income	$1,017	$3,288
Attributable to:
Equity holders of Barrick Gold Corporation	$432	$2,022
Non-controlling interests (note 32)	$585	$1,266
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$0.24	$1.14
Diluted	$0.24	$1.14
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	117	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2022	2021
Net income	$1,017	$3,288
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	3
Currency translation adjustments, net of tax $nil and $nil	1	2
Items that will not be reclassified to profit or loss:
Actuarial gain on post-employment benefit obligations, net of tax $nil and ($1)	8	2
Net change in value of equity investments, net of tax ($7) and $8	39	(44)
Total other comprehensive income (loss)	49	(37)
Total comprehensive income	$1,066	$3,251
Attributable to:
Equity holders of Barrick Gold Corporation	$481	$1,985
Non-controlling interests	$585	$1,266
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	118	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2022	2021
OPERATING ACTIVITIES
Net income	$1,017	$3,288
Adjustments for the following items:
Depreciation	1,997	2,102
Finance costs (note 14)[1]	301	355
Net impairment charges (reversals) (notes 10 and 21)	1,671	(63)
Income tax expense (note 12)	664	1,344
Income from investment in equity investees (note 16)	(258)	(446)
Loss on currency translation	16	29
Gain on sale of non-current assets (note 9)	(405)	(213)
Change in working capital (note 15)	(322)	(273)
Other operating activities (note 15)	(217)	(203)
Operating cash flows before interest and income taxes	4,464	5,920
Interest paid	(305)	(303)
Interest received[1]	89	35
Income taxes paid[2]	(767)	(1,274)
Net cash provided by operating activities	3,481	4,378
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,049)	(2,435)
Sales proceeds	88	35
Divestitures (note 4)	—	27
Investment (purchases) sales	381	(46)
Dividends received from equity method investments (note 16)	869	520
Shareholder loan repayments from equity method investments (note 16)	—	2
Net cash used in investing activities	(1,711)	(1,897)
FINANCING ACTIVITIES
Lease repayments	(20)	(20)
Debt repayments	(375)	(7)
Dividends (note 31)	(1,143)	(634)
Return of capital (note 31)	—	(750)
Share buyback program (note 31)	(424)	—
Funding from non-controlling interests (note 32)	—	12
Disbursements to non-controlling interests (note 32)	(833)	(1,104)
Other financing activities (note 15)	191	115
Net cash used in financing activities	(2,604)	(2,388)
Effect of exchange rate changes on cash and equivalents	(6)	(1)
Net increase (decrease) in cash and equivalents	(840)	92
Cash and equivalents at beginning of year (note 25a)	5,280	5,188
Cash and equivalents at the end of year	$4,440	$5,280
1 2021 figures have been restated to present the change in presentation to present interest received ($35 million) separately from finance costs.
2 Income taxes paid excludes $126 million (2021: $69 million) of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	119	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2022	As at December 31, 2021
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$4,440	$5,280
Accounts receivable (note 18)	554	623
Inventories (note 17)	1,781	1,734
Other current assets (note 18)	1,690	612
Total current assets	8,465	8,249
Non-current assets
Non-current portion of inventory (note 17)	2,819	2,636
Equity in investees (note 16)	3,983	4,594
Property, plant and equipment (note 19)	25,821	24,954
Intangible assets (note 20a)	149	150
Goodwill (note 20b)	3,581	4,769
Deferred income tax assets (note 30)	19	29
Other assets (note 22)	1,128	1,509
Total assets	$45,965	$46,890
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,556	$1,448
Debt (note 25b)	13	15
Current income tax liabilities	163	285
Other current liabilities (note 24)	1,388	338
Total current liabilities	3,120	2,086
Non-current liabilities
Debt (note 25b)	4,769	5,135
Provisions (note 27)	2,211	2,768
Deferred income tax liabilities (note 30)	3,247	3,293
Other liabilities (note 29)	1,329	1,301
Total liabilities	14,676	14,583
Equity
Capital stock (note 31)	28,114	28,497
Deficit	(7,282)	(6,566)
Accumulated other comprehensive (loss) income	26	(23)
Other	1,913	1,949
Total equity attributable to Barrick Gold Corporation shareholders	22,771	23,857
Non-controlling interests (note 32)	8,518	8,450
Total equity	31,289	32,307
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$45,965	$46,890
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ J. Brett Harvey

Mark Bristow, Director	J. Brett Harvey, Director

BARRICK YEAR-END 2022	120	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
Net income	—	—	432	—	—	432	585	1,017
Total other comprehensive income	—	—	—	49	—	49	—	49
Total comprehensive income	—	$—	$432	$49	$—	$481	$585	$1,066
Transactions with owners
Dividends (note 31)	—	—	(1,143)	—	—	(1,143)	—	(1,143)
Reko Diq reconstitution (note 4)	—	—	—	—	—	—	329	329
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(846)	(846)
Dividend reinvestment plan (note 31)	269	5	(5)	—	—	—	—	—
Share buyback program (note 31)	(24,250)	(388)	—	—	(36)	(424)	—	(424)
Total transactions with owners	(23,981)	($383)	($1,148)	$—	($36)	($1,567)	($517)	($2,084)
At December 31, 2022	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710
Net income	—	—	2,022	—	—	2,022	1,266	3,288
Total other comprehensive loss	—	—	—	(37)	—	(37)	—	(37)
Total comprehensive income (loss)	—	$—	$2,022	($37)	$—	$1,985	$1,266	$3,251
Transactions with owners
Dividends (note 31)	—	—	(634)	—	—	(634)	—	(634)
Return of capital (note 31)	—	(750)	—	—	—	(750)	—	(750)
Acquisition of South Arturo non-controlling interest (note 4)	—	—	—	—	(85)	(85)	(86)	(171)
Issued on exercise of stock options	50	—	—	—	—	—	—	—
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	12	12
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(1,111)	(1,111)
Dividend reinvestment plan (note 31)	192	5	(5)	—	—	—	—	—
Share-based payments	899	6	—	—	(6)	—	—	—
Total transactions with owners	1,141	($739)	($639)	$—	($91)	($1,469)	($1,185)	($2,654)
At December 31, 2021	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
1 Includes cumulative translation adjustments as at December 31, 2022: $93 million loss (December 31, 2021: $94 million loss).
2 Includes additional paid-in capital as at December 31, 2022: $1,875 million (December 31, 2021: $1,911 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	121	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 14, 2023.

b) Basis of Preparation
These consolidated financial statements include the accounts of Barrick, its subsidiaries, its share of joint operations (“JO”) and its equity share of joint ventures (“JV”). For non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary.

BARRICK YEAR-END 2022	122	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2022:

	Place of business	Entity type	Economic interest[1]	Method[2]
Nevada Gold Mines[3,4]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,5]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,5]	Tanzania	Subsidiary	84%	Consolidation
Buzwagi[3,5]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3,6]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Porgera Mine[7,8]	Papua New Guinea	JO	47.5%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[9]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[9]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[9]	Chile	JV	50%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Buzwagi, Loulo-Gounkoto, Tongon, Pueblo Viejo and the Reko Diq project and record a non-controlling interest for the interest that we do not own.
4Included within our 61.5% interest in Carlin is Nevada Gold Mines’ (“NGM”) 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021, bringing Barrick’s ownership of South Arturo to 61.5%.
5The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu, Buzwagi and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
6On December 15, 2022, we completed the reconstitution of the Reko Diq project, bringing Barrick’s interest in the joint operation from 37.5% (equity method) to 50% (consolidated subsidiary). Refer to note 4 for further details.
7We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
8We recognize our share of Porgera on a 47.5% interest basis, reflecting Barrick’s undisputed ownership position prior to April 24, 2020, and the ownership position Barrick is asserting in its legal proceedings in the Papua New Guinea (“PNG”) court. On August 16, 2019, the special mining lease (the “SML”) at Porgera was terminated and on April 24, 2020, the PNG government indicated that the SML would not be extended. On April 9, 2021, the PNG government and Barrick Nuigini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine under a binding Framework Agreement. The Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (“PPCA)”, which became effective on February 3, 2022. Under the terms of the binding PPCA, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick expects to hold a 24.5% interest in the Porgera mine following the implementation of the PPCA. BNL will retain operatorship of the mine. The parties are working towards the signing of definitive agreements, at which time, full mine recommencement work will begin. For additional information, see note 35.
9Barrick has commitments of $558 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used.

d) Foreign Currency Translation
The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

BARRICK YEAR-END 2022	123	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
e) Revenue Recognition
We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-controlling interest holders; and gold and copper concentrate is sold to independent smelting or trading companies.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

f) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of; (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2l.

g) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of commissioning and testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

h) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the

BARRICK YEAR-END 2022	124	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.
Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

i) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

j) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises: direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and downstream processing costs. Inventory provisions are reversed to reflect subsequent improvements in net realizable value where the inventory is still on hand.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

k) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest (“NPI”) royalty to a party other than a government,
•Modified NSR royalty,
•Net smelter return sliding scale (“NSRSS”) royalty,
•Gross proceeds sliding scale (“GPSS”) royalty,

BARRICK YEAR-END 2022	125	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
•Gross smelter return (“GSR”) royalty,
•Net value (“NV”) royalty,
•Land tenement (“LT”) royalty, and a
•Gold revenue royalty.

l) Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	1 - 38 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in ore expected over the LOM; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined versus the grade expected over the LOM.
Stripping costs incurred during the production stage of an open pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or open pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or open pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered

BARRICK YEAR-END 2022	126	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete, commissioned and available for use.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

m) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

n) Intangible Assets
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

o) Goodwill
Goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Goodwill impairment charges are not reversible.

p) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

q) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and

BARRICK YEAR-END 2022	127	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality or volumes that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

r) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Restricted Share Units
Under our Long-Term Incentive Plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

BARRICK YEAR-END 2022	128	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from three to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout.
PGSUs vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market. Generally, these shares cannot be sold until the employee meets their share ownership requirement (in which case only those Barrick shares in excess of the requirement can be sold), or until they retire or leave the company.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

s) New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.
3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold and copper mineral reserves, as well as measured, indicated, and inferred mineral resources, we have used the following assumptions. Refer to notes 19 and 21.

	As at Dec 31, 2022	As at Dec 31, 2021
Gold ($/oz)
Mineral reserves	$1,300	$1,200
Measured, indicated and inferred	1,700	1,500
Copper ($/lb)
Mineral reserves	3.00	2.75
Measured, indicated and inferred	3.75	3.50

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed

BARRICK YEAR-END 2022	129	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans, the market values per ounce and per pound and weighted average costs of capital. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2m, 2o and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2q and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2h, 12, 30 and 35 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project received $457 million as at December 31, 2022 ($411 million as at December 31, 2021) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. On July 11, 2022, the Chilean government proposed changes to Chilean law (proposal updated further on January 10, 2023) on VAT refunds that may affect the timeframe of these refunds.
In addition, we have recorded $31 million in VAT recoverable in Argentina as at December 31, 2022 ($48 million as at December 31, 2021) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

BARRICK YEAR-END 2022	130	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2e. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to note 29.

Consolidation of Reko Diq
On December 15, 2022, the Reko Diq project was reconstituted, and is 50% held by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. As outlined in the joint venture agreement, Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to proceed with development of the project, subject to a sufficient expected rate of return, as well as development and approval of LOM plans. Therefore Barrick has concluded that it controls Reko Diq and it is consolidated in Barrick’s consolidated financial statements with a 50% non-controlling interest.

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings (Loss) Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Contingencies	35

BARRICK YEAR-END 2022	131	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
4 ■ Acquisitions and Divestitures

a) Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of the mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick began consolidating Reko Diq as at December 31, 2022.
In the fourth quarter of 2022, upon the reconstitution of the project, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012 and had a 37.5% interest in. We also recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. In addition, we recognized a non-controlling interest of $329 million, based on the historical cost attributed to the project company. A total of $744 million was recorded as mining property costs not subject to depreciation. Furthermore, the payments made by the Provincial Government of Balochistan and other federal state-owned enterprises for the in aggregate 40% interest, and to fund Antofagasta plc’s exit from the reconstituted project, remain in an entity that is consolidated by Barrick as at December 31, 2022. Those funds are held in a restricted bank account and are expected to be distributed to Antofagasta plc within the next 12 months. Accordingly, this restricted cash has been recorded as an other current asset and the liability to Antofagasta plc has been recorded as an other current liability.
The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. For further details refer to notes 21 and 35.

b) Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of
$10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% NSR royalty, which may be purchased by Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 21 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved. In addition, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing. Boroo was to assume the other 50% within one year of closing; however, this was extended until June 1, 2023. Barrick has no liability related to Lagunas Norte’s closure obligation recorded in the financial statements.

c) Acquisition of South Arturo Non-Controlling Interest
On September 7, 2021, Barrick announced NGM had entered into a definitive asset exchange agreement (the "Exchange Agreement") with i-80 Gold Corp. ("i-80 Gold") to acquire the 40% interest in South Arturo that NGM did not already own, in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which were in care and maintenance at the time. The exchange transaction closed on October 14, 2021.
The Exchange Agreement provides for payment to NGM of contingent consideration of up to $50 million based on mineral resources from the Lone Tree property. In connection with the asset exchange, NGM also entered into toll-milling agreements providing i-80 Gold with interim processing capacity at NGM’s autoclave facilities until the earlier of the three-year anniversary of the asset exchange and the date on which the Lone Tree facility is operational, and separately at NGM’s roaster facilities for a 10-year period, which was assigned a fair value of $nil. In addition, each party assumed the environmental liabilities and closure bonding for their acquired properties. In conjunction with the closing of the transaction on October 14, 2021, NGM subscribed for $48 million in common shares of i-80 Gold.
We assigned a fair value of $175 million to the transaction and recognized a gain of $205 million in the fourth quarter of 2021 in relation to the disposition of Lone Tree. Lone Tree was in a net liability position, which resulted in a gain that exceeded the fair value. In addition, we recognized a loss of $85 million in equity in the fourth quarter of 2021, representing our share of the difference between the carrying value of the South Arturo non-controlling interest and the fair value of the transaction.

BARRICK YEAR-END 2022	132	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into eighteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite is an operating segment for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,848	$1,416	$312	$21	($15)	$1,114
Cortez[2]	1,316	597	253	12	4	450
Turquoise Ridge[2]	814	469	178	7	—	160
Pueblo Viejo[2]	1,303	559	242	24	17	461
Loulo-Gounkoto[2]	1,236	533	257	9	11	426
Kibali	598	235	178	2	41	142
Veladero	365	205	120	2	6	32
North Mara[2]	570	236	73	4	48	209
Bulyanhulu[2]	463	235	60	3	25	140
Other Mines[2]	2,056	1,223	482	19	75	257
Reportable segment total	$11,569	$5,708	$2,155	$103	$212	$3,391
Share of equity investee	(598)	(235)	(178)	(2)	(41)	(142)
Segment total	$10,971	$5,473	$1,977	$101	$171	$3,249

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,687	$1,175	$276	$22	$25	$1,189
Cortez[2]	1,485	633	294	10	1	547
Turquoise Ridge[2]	987	415	200	1	—	371
Pueblo Viejo[2]	1,514	505	234	5	11	759
Loulo-Gounkoto[2]	1,249	454	278	18	25	474
Kibali	661	232	141	5	5	278
Veladero	382	177	85	1	1	118
North Mara[2]	552	240	56	—	2	254
Bulyanhulu[2]	361	155	57	—	2	147
Other Mines[2]	2,659	1,179	580	10	81	809
Reportable segment total	$12,537	$5,165	$2,201	$72	$153	$4,946
Share of equity investee	(661)	(232)	(141)	(5)	(5)	(278)
Segment total	$11,876	$4,933	$2,060	$67	$148	$4,668
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2022, accretion expense was $36 million (2021: $26 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2022, for Pueblo Viejo, $528 million, $319 million, $195 million (2021: $617 million, $294 million, $318 million), Nevada Gold Mines, $2,146 million, $1,422 million, $711 million (2021: $2,362 million, $1,359 million, $991 million), North Mara, Bulyanhulu and Buzwagi, $165 million, $97 million, $55 million (2021: $159 million, $92 million, $63 million), Loulo-Gounkoto, $247 million, $158 million, $88 million (2021: $250 million, $146 million, $95 million) and Tongon, $37 million, $36 million, $nil (2021: $38 million, $32 million, $5 million).

BARRICK YEAR-END 2022	133	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2022	2021
Segment income	$3,249	$4,668
Other revenue	42	109
Other cost of sales/amortization	(47)	(96)
Exploration, evaluation and project expenses not attributable to segments	(249)	(220)
General and administrative expenses	(159)	(151)
Other income not attributable to segments	396	187
Impairment (charges) reversals	(1,671)	63
Loss on currency translation	(16)	(29)
Closed mine rehabilitation	136	(18)
Income from equity investees	258	446
Finance costs, net (includes non-segment accretion)[1]	(265)	(329)
Gain on non-hedge derivatives	7	2
Income before income taxes	$1,681	$4,632
1Includes debt extinguishment gains of $14 million (2021: $nil).

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2022	As at December 31, 2021	2022	2021
United States	$16,518	$16,355	$5,573	$6,134
Dominican Republic	4,874	4,602	1,303	1,514
Mali	3,599	4,709	1,236	1,249
Democratic Republic of Congo	2,659	3,267	—	—
Chile	1,957	1,937	—	—
Zambia	1,930	1,793	868	962
Tanzania	1,914	1,767	1,033	993
Argentina	1,247	1,739	365	382
Canada	507	517	231	291
Pakistan	749	—	—	—
Saudi Arabia	382	382	—	—
Papua New Guinea	327	330	—	—
Côte d'Ivoire	164	191	356	369
Peru	73	113	48	91
Unallocated	600	939	—	—
Total	$37,500	$38,641	$11,013	$11,985
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2022	134	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2022	As at December 31, 2021
Carlin	$506	$422
Cortez	419	277
Turquoise Ridge	176	144
Pueblo Viejo	629	533
Loulo-Gounkoto	322	313
Kibali	99	70
Veladero	167	144
North Mara	156	93
Bulyanhulu	90	80
Other Mines	500	351
Reportable segment total	$3,064	$2,427
Other items not allocated to segments	133	129
Total	$3,197	$2,556
Share of equity investee	(99)	(70)
Total	$3,098	$2,486
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2022, cash expenditures were $3,049 million (2021: $2,435 million) and the increase in accrued expenditures was $49 million (2021: $51 million increase).

6 ■ Revenue

For the years ended December 31	2022	2021
Gold sales
Spot market sales	$9,597	$10,491
Concentrate sales	326	246
Provisional pricing adjustments	(3)	1
	$9,920	$10,738
Copper sales
Copper concentrate sales	$906	$915
Provisional pricing adjustments	(38)	47
	$868	$962
Other sales[1]	$225	$285
Total	$11,013	$11,985
1Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2022, the Company has four customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23%, 14%, 11% and 11% of total revenue. However, because gold can be sold through numerous gold market traders worldwide (including a large number of financial institutions), the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix, Bulyanhulu and Porgera (until it was placed on care and maintenance in April 2020), which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable metal minerals from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2022 to the impact of future movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2022	2021	2022	2021
Copper pounds	60	45	$23	$20
Gold ounces	42	41	8	8

At December 31, 2022, our provisionally priced copper sales subject to final settlement were recorded at an average price of $3.80/lb (2021: $4.34/lb). At December 31, 2022, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,824/oz (2021: $1,819/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2022	135	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021
Site operating cost[1,2,3]	$4,678	$4,218	$336	$266	$—	$—	$5,014	$4,484
Depreciation[1]	1,756	1,889	223	197	18	16	1,997	2,102
Royalty expense	342	371	103	103	—	—	445	474
Community relations	37	26	4	3	—	—	41	29
Total	$6,813	$6,504	$666	$569	$18	$16	$7,497	$7,089
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $104 million (2021: $22 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,448 million (2021: $1,396 million).
4Other includes corporate amortization.

8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2022	2021
Global exploration and evaluation[1]	$123	$122
Project costs:
Pascua-Lama	52	46
Pueblo Viejo	24	3
Reko Diq	14	10
Other	47	26
Corporate development	15	16
Minesite exploration and evaluation[1]	75	64
Total exploration, evaluation and project expenses	$350	$287
1Approximates the impact on operating cash flow.

9 ■ Other Expense (Income)

For the years ended December 31	2022	2021
Other Expense:
Litigation costs	$22	$17
Write-offs	15	12
Bank charges	5	7
Porgera care and maintenance costs	53	51
Supplies obsolescence	48	21
Litigation accruals and settlements	19	25
Other	28	17
Total other expense	$190	$150
Other Income:
Gain on acquisition/sale of non-current assets[1]	($405)	($213)
Insurance proceeds related to NGM	(22)	—
Loss (gain) on warrant investments at FVPL	(4)	16
Gain on non-hedge derivatives	(7)	(2)
Interest income on other assets	(17)	(15)
Other	(3)	(3)
Total other income	($458)	($217)
Total	($268)	($67)
12022 includes a gain of $300 million on the increased ownership of the Reko Diq project (refer to note 4 for further details) and $63 million from the sale of the royalty portfolios to Maverix Metals Inc. and Gold Royalty Corp. 2021 includes a gain of $205 million from the disposal of Lone Tree (refer to note 4 for further details).

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2022	2021
Impairment charges (reversals) of non-current assets[1]	$483	($63)
Impairment of goodwill[1]	1,188	—
Total	$1,671	($63)
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2022	2021
Corporate administration	$125	$118
Share-based compensation	34	33
Total[1]	$159	$151
1Includes employee costs of $93 million (2021: $101 million).

BARRICK YEAR-END 2022	136	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2022	2021
Tax on profit
Current tax
Charge for the year	$699	$1,031
Adjustment in respect of prior years[1]	6	(32)
	$705	$999
Deferred tax
Origination and reversal of temporary differences in the current year	($52)	$289
Adjustment in respect of prior years[1]	11	56
	($41)	$345
Income tax expense	$664	$1,344
Tax expense related to continuing operations
Current
Canada	($8)	($9)
International	713	1,008
	$705	$999
Deferred
Canada	$3	$38
International	(44)	307
	($41)	$345
Income tax expense	$664	$1,344
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2022	2021
At 26.5% statutory rate	$446	$1,228
Increase (decrease) due to:
Allowances and special tax deductions[1]	(146)	(138)
Impact of foreign tax rates[2]	(146)	(84)
Non-deductible expenses / (non-taxable income)	(38)	118
Goodwill impairment charges not tax deductible	325	—
Taxable gains on sales of non-current assets	1	24
Net currency translation losses on current and deferred tax balances	59	23
Tax impact from pass-through entities and equity accounted investments	(196)	(330)
Current year tax results sheltered by previously unrecognized deferred tax assets	33	(18)
Recognition and de-recognition of deferred tax assets	15	(31)
Adjustments in respect of prior years	17	24
Increase to income tax related contingent liabilities	13	19
Impact of tax rate changes	—	66
Withholding taxes	82	110
Mining taxes	201	323
Tax impact of amounts recognized within accumulated OCI	(7)	8
Other items	5	2
Income tax expense	$664	$1,344
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In 2022 and 2021, a tax expense of $59 million and $23 million, respectively, arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2022, we have recorded $29 million (2021: $66 million related to Argentina, Côte d’Ivoire, Saudi Arabia and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States. We have also recorded $36 million (2021: $33 million related to Argentina, Saudi Arabia and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Tanzania and the United States.

Nevada Mining Education Tax
A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session that ended on May 31, 2021. The revenue generated by this new excise tax will be directed towards education. The new excise tax is a tiered tax, with the maximum rate at 1.1%. First payment in relation to the 2021 year was made in March 2022.
The bill does not take into consideration expenses or costs incurred to generate gross proceeds; therefore, this tax is treated as a gross receipts tax and not as a tax that is based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.

United States Tax Reform
In August 2022, President Joe Biden signed into law the Inflation Reduction Act (“the Act”). The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income (“AFSI”). The CAMT is effective for tax years beginning after December 31, 2022. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
On December 27, 2022, the US Treasury Department and the US Internal Revenue Service issued initial guidance regarding the application of the CAMT. A 60-day consultation period for business has commenced, and we are providing comments.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK YEAR-END 2022	137	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mining Taxes
In addition to corporate income tax, we pay mining taxes in the United States (Nevada), the Dominican Republic, Canada (Ontario) and Peru. Nevada Gold Mines is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2022 was $88 million (2021: $136 million). Other significant mining taxes include the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $110 million (2021: $180 million) was recorded for this in 2022. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Impairments
In 2022, we recorded net impairment charges of $483 million (2021: net impairment reversals of $63 million) for non-current assets and $1,188 million (2021: $nil) for goodwill. Refer to note 21 for further information.
A deferred tax recovery of $193 million (2021: deferred tax expense of $nil related to the impairment reversal at Lagunas Norte) was recorded related to the impairments at Veladero, Long Canyon and Lumwana. There was no tax impact from the goodwill impairment recognized at Loulo-Gounkoto.

13 ■ Earnings (Loss) Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2022		2021
	Basic	Diluted	Basic	Diluted
Net income	$1,017	$1,017	$3,288	$3,288
Net income attributable to non-controlling interests	(585)	(585)	(1,266)	(1,266)
Net income attributable to the equity holders of Barrick Gold Corporation	$432	$432	$2,022	$2,022
Weighted average shares outstanding	1,771	1,771	1,779	1,779
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.24	$0.24	$1.14	$1.14
14 ■ Finance Costs, Net

For the years ended December 31	2022	2021
Interest expense[1]	$366	$357
Amortization of debt issue costs	1	1
Amortization of premium	—	(1)
Interest on lease liabilities	4	5
Loss on interest rate hedges	1	3
Interest capitalized[2]	(29)	(16)
Accretion	66	48
Gain on debt extinguishment	(14)	—
Finance income	(94)	(42)
Total	$301	$355
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2022, cash interest paid was $305 million (2021: $303 million).
2For the year ended December 31, 2022, the general capitalization rate was 6.20% (2021: 6.00%).

BARRICK YEAR-END 2022	138	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2022	2021
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($7)	($2)
Stock-based compensation expense	55	81
Loss (gain) on warrant investments at FVPL	(4)	16
Change in estimate of rehabilitation costs at closed mines	(136)	18
Inventory impairment charges (note 17)	66	13
Supplies obsolescence	48	21
Change in other assets and liabilities	(28)	(120)
Settlement of stock-based compensation	(66)	(97)
Settlement of rehabilitation obligations	(145)	(133)
Other operating activities	($217)	($203)
Cash flow arising from changes in:
Accounts receivable	$89	($46)
Inventory	(219)	(163)
Other current assets	(261)	(178)
Accounts payable	93	140
Other current liabilities	(24)	(26)
Change in working capital	($322)	($273)

Financing Cash Flows - Other Items
For the years ended December 31	2022	2021
Pueblo Viejo JV partner shareholder loan	$177	$131
GoT shareholder loan	—	(16)
Gain on debt extinguishment	14	—
Other financing activities	$191	$115

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Other	Total
At January 1, 2021	$3,279	$369	$967	$55	$4,670
Equity pick-up from equity investees	219	159	68	—	446
Dividends received from equity investees	(231)	(146)	(142)	(1)	(520)
Shareholder loan repayment	—	—	—	(2)	(2)
At December 31, 2021	$3,267	$382	$893	$52	$4,594
Equity pick-up from equity investees	86	124	47	1	258
Dividends received from equity investees	(694)	(124)	(50)	(1)	(869)
At December 31, 2022	$2,659	$382	$890	$52	$3,983

In 2022, Kibali Goldmines SA repaid a portion of its shareholder loans after establishing an additional ongoing mechanism for the repatriation of cash from the Democratic Republic of Congo. For 2022, the repatriation of this cash has resulted in the payment of dividends of $694 million to the Barrick entity that holds the 45% interest in Kibali Goldmines SA.

BARRICK YEAR-END 2022	139	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summarized Equity Investee Financial Information
	Kibali[2]		Jabal Sayid		Zaldívar
For the years ended December 31	2022	2021	2022	2021	2022	2021
Revenue	$1,328	$1,469	$539	$597	$781	$847
Cost of sales (excluding depreciation)	528	513	170	157	463	469
Depreciation	390	308	49	42	147	158
Finance expense (income)	—	—	—	1	1	(4)
Other expense (income)	104	38	4	(5)	32	25
Income before income taxes	$306	$610	$316	$402	$138	$199
Income tax expense	(121)	(125)	(67)	(84)	(44)	(61)
Net income	$185	$485	$249	$318	$94	$138
Total comprehensive income	$185	$485	$249	$318	$94	$138
Net income (net of non-controlling interests)	$172	$438	$249	$318	$94	$138

Summarized Balance Sheet
	Kibali[2]		Jabal Sayid		Zaldívar
For the years ended December 31	2022	2021	2022	2021	2022	2021
Cash and equivalents	$92	$1,116	$77	$85	$72	$171
Other current assets[1]	194	255	151	178	559	493
Total current assets	$286	$1,371	$228	$263	$631	$664
Non-current assets	3,905	3,959	405	419	2,013	2,031
Total assets	$4,191	$5,330	$633	$682	$2,644	$2,695
Current financial liabilities (excluding trade, other payables & provisions)	$13	$14	$9	$13	$90	$84
Other current liabilities	126	141	95	136	125	142
Total current liabilities	$139	$155	$104	$149	$215	$226
Non-current financial liabilities (excluding trade, other payables & provisions)	51	42	4	—	87	134
Other non-current liabilities	785	706	6	14	542	529
Total non-current liabilities	$836	$748	$10	$14	$629	$663
Total liabilities	$975	$903	$114	$163	$844	$889
Net assets	$3,216	$4,427	$519	$519	$1,800	$1,806
Net assets (net of non-controlling interests)	$3,095	$4,312	$519	$519	$1,800	$1,806
1Zaldívar other current assets include inventory of $443 million (2021: $384 million).
22021 figures have been changed to present Kibali’s summarized financial statements net of non-controlling interests of Kibali Jersey Limited, which is jointly controlled with Anglogold Ashanti and holds a 90% interest in Kibali Goldmines SA.
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar
Opening net assets (net of non-controlling interests)[1]	$4,312	$519	$1,806
Income for the period (net of non-controlling interests)	172	249	94
Dividends received from equity investees	(1,389)	(249)	(100)
Closing net assets (net of non-controlling interests), December 31	$3,095	$519	$1,800
Barrick's share of net assets	1,548	259	900
Equity earnings adjustment	—	—	(10)
Goodwill recognition	1,111	123	—
Carrying value	$2,659	$382	$890
1Kibali’s opening net assets have been changed to present Kibali’s summarized financial statements net of non-controlling interests of Kibali Jersey Limited, which is jointly controlled with Anglogold Ashanti and holds a 90% interest in Kibali Goldmines SA.

BARRICK YEAR-END 2022	140	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
17 ■ Inventories

	Gold		Copper
	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
Raw materials
Ore in stockpiles	$2,809	$2,587	$150	$174
Ore on leach pads	641	663	—	—
Mine operating supplies	704	593	59	79
Work in process	138	108	—	—
Finished products	89	76	10	90
	$4,381	$4,027	$219	$343
Non-current ore in stockpiles and on leach pads[1]	(2,669)	(2,462)	(150)	(174)
	$1,712	$1,565	$69	$169
1Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2022	2021
Veladero	42	—
Carlin	33	—
Lumwana	19	—
Cortez	10	22
Inventory impairment charges	$104	$22

Ore in Stockpiles	As at December 31, 2022	As at December 31, 2021
Gold
Carlin	$1,129	$986
Pueblo Viejo	712	674
Turquoise Ridge	354	405
Loulo-Gounkoto	175	161
North Mara	165	93
Cortez	104	81
Phoenix	78	73
Veladero	40	51
Porgera	30	30
Tongon	20	33
Bulyanhulu	2	—
Copper
Lumwana	150	174
	$2,959	$2,761

Ore on Leach pads	As at December 31, 2022	As at December 31, 2021
Gold
Veladero	$238	$196
Carlin	196	209
Cortez	112	113
Turquoise Ridge	37	41
Long Canyon	32	77
Phoenix	26	23
Pierina	—	4
	$641	$663
Purchase Commitments
At December 31, 2022, we had purchase obligations for supplies and consumables of approximately $1,753 million (2021: $1,718 million).

BARRICK YEAR-END 2022	141	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2022	As at December 31, 2021
Accounts receivable
Amounts due from concentrate sales	$188	$242
Other receivables	366	381
	$554	$623
Other current assets
Restricted cash[1]	945	—
Value added taxes recoverable[2]	352	319
Prepaid expenses	243	206
Derivative assets[3]	59	—
Other[4]	91	87
	$1,690	$612
1Relates to restricted cash balance for Antofagasta plc, which will fund their exit from the Reko Diq project, following its reconstitution as described in note 4.
2Primarily includes VAT and fuel tax recoverables of $49 million in Mali, $66 million in Tanzania, $172 million in Zambia, $32 million in Argentina, and $12 million in the Dominican Republic (Dec. 31, 2021: $25 million, $90 million, $141 million, $39 million, and $11 million, respectively).
3Reclassified from Other Assets and primarily consists of contingent consideration received as part of the sale of Massawa in 2020 and Lagunas Norte in 2021.
42022 and 2021 balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2022	142	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2022
Net of accumulated depreciation	$6,536	$14,485	$3,933	$24,954
Additions[5]	30	(139)	2,977	2,868
Capitalized interest	—	—	29	29
Acquisitions[6]	—	—	744	744
Disposals	(4)	(1)	—	(5)
Depreciation	(966)	(1,229)	—	(2,195)
Impairment charges	(120)	(442)	(12)	(574)
Transfers[7]	1,273	1,326	(2,599)	—
At December 31, 2022	$6,749	$14,000	$5,072	$25,821

At December 31, 2022
Cost	$18,469	$33,046	$17,027	$68,542
Accumulated depreciation and impairments	(11,720)	(19,046)	(11,955)	(42,721)
Net carrying amount – December 31, 2022	$6,749	$14,000	$5,072	$25,821

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2021
Cost	$18,361	$29,901	$15,531	$63,793
Accumulated depreciation and impairments	(10,888)	(16,332)	(11,945)	(39,165)
Net carrying amount – January 1, 2021	$7,473	$13,569	$3,586	$24,628
Additions[5]	23	154	2,366	2,543
Capitalized interest	—	—	16	16
Divestiture	(50)	(2)	(1)	(53)
Disposals	(7)	(1)	(10)	(18)
Depreciation	(1,139)	(1,053)	—	(2,192)
Impairment reversals (charges)	42	(13)	1	30
Transfers[7]	194	1,831	(2,025)	—
At December 31, 2021	$6,536	$14,485	$3,933	$24,954

At December 31, 2021
Cost	$17,237	$31,824	$15,876	$64,937
Accumulated depreciation and impairments	(10,701)	(17,339)	(11,943)	(39,983)
Net carrying amount – December 31, 2021	$6,536	$14,485	$3,933	$24,954
1Additions include $30 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2022 (2021: $22 million). Depreciation includes depreciation for leased right-of-use assets of $20 million for the year ended December 31, 2022 (2021: $18 million). The net carrying amount of leased right-of-use assets was $61 million as at December 31, 2022 (2021: $53 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Relates to the Reko Diq reconstitution. Refer to note 4 for further information.
7Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.

BARRICK YEAR-END 2022	143	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2022	Carrying amount at Dec. 31, 2021
Construction-in-progress[1]	$2,553	$2,114
Acquired mineral resources and exploration potential	139	165
Projects
Pascua-Lama	727	780
Norte Abierto	670	662
Reko Diq	744	—
Donlin Gold	239	212
	$5,072	$3,933
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2022 was an $80 million decrease (2021: $128 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $399 million at December 31, 2022 (2021: $443 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2022 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $6 million (2021: $10 million) and $88 million (2021: $67 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2021	$67	$6	$4	$92	$169
Disposals	(6)	—	—	(10)	(16)
Amortization and impairment losses	—	—	(3)	—	(3)
Closing balance December 31, 2021	$61	$6	$1	$82	$150
Amortization and impairment losses	—	—	(1)	—	(1)
Closing balance December 31, 2022	$61	$6	$—	$82	$149
Cost	$61	$17	$39	$252	$369
Accumulated amortization and impairment losses	—	(11)	(39)	(170)	(220)
Net carrying amount December 31, 2022	$61	$6	$—	$82	$149
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and amortized over the effective term of the contract through cost of sales.
4Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2022	144	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2021	Impairments	Closing balance December 31, 2022
Carlin	$1,294	$—	$1,294
Cortez	899	—	899
Turquoise Ridge	722	—	722
Phoenix	119	—	119
Hemlo	63	—	63
Loulo-Gounkoto	1,672	(1,188)	484
Total	$4,769	($1,188)	$3,581
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2022	(8,630)
Net carrying amount December 31, 2022	$3,581

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2022, we recorded net impairment charges of $483 million (2021: net impairment reversals of $63 million) for non-current assets and $1,188 million (2021: $nil) for goodwill, as summarized in the following table:

For the years ended December 31	2022	2021
Veladero	$490	$—
Reko Diq	(120)	—
Long Canyon	85	—
Lumwana	23	—
Lagunas Norte	—	(86)
Golden Sunlight	—	15
Pueblo Viejo	—	(7)
Tanzania	—	5
Hemlo	—	5
Other	5	5
Total impairment charges (reversals) of non-current assets	$483	($63)
Loulo-Gounkoto goodwill	1,188	—
Total goodwill impairment charges	$1,188	$—
Total impairment charges (reversals)	$1,671	($63)

2022 Indicators of Impairment and Reversals
In the fourth quarter of 2022, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified an impairment at our Loulo-Gounkoto mine. Also in the fourth quarter of 2022, we reconstituted the Reko Diq project, which was an indicator of impairment reversal, and we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Veladero and Long Canyon mines.

Loulo-Gounkoto
In the fourth quarter of 2022, we performed the annual goodwill impairment test at Loulo-Gounkoto and determined that the carrying value of $4,260 million exceeded the FVLCD. We observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to inflationary pressures and a higher WACC driven by higher interest rates as central banks have increased rates to combat inflation. Therefore we recorded a goodwill impairment of $1,188 million, based on a FVLCD of $3,072 million. The key assumptions used in this assessment are listed below.

Veladero
In the fourth quarter of 2022, we updated the LOM plan for Veladero and we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to significant inflationary pressures coupled with strict Argentine foreign exchange controls, a decrease in expected recovery rates from the leach pad and an increase in the WACC primarily due to higher country risk and higher risk-free rates. We determined that this was an indicator of impairment and concluded that the carrying value of $839 million exceeded the FVLCD and we recorded a non-current asset impairment of $490 million, based on a FVLCD of $479 million. A net realizable value impairment of leach pad inventory of $42 million was also recorded (refer to note 17). The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Long Canyon
In the fourth quarter of 2022, we updated the LOM plan for Long Canyon and we observed a decrease in the mine’s discounted cash flows reflecting an update in the permitting timeline based on our experience at Goldrush and an increase in the WACC primarily due to higher risk-free rates as central banks have increased rates to combat inflation. We determined that this was an indicator of impairment and concluded that the carrying value of $391 million exceeded the FVLCD and we recorded a non-current asset impairment of $84 million, based on a FVLCD of $319 million. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s

BARRICK YEAR-END 2022	145	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012, an impairment of $120 million was recorded relating to our 37.5% investment in the Reko Diq project. The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project.
In the fourth quarter of 2022, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012. In addition, we recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% as a result of the reconstitution of the project and we did not give up any consideration for the additional interest. The measurement of the gain was based on the sale price agreed upon by Barrick’s original partner in the Reko Diq joint venture to exit the reconstituted project.

Porgera
On April 9, 2021, the PNG government and BNL agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been in care and maintenance since April 2020, when the government declined to renew its SML. The financial impact will be determined once all definitive agreements, which are currently being negotiated, have been signed. We have determined that the carrying value of our 47.5% share of Porgera ($327 million as at December 31, 2022) remains recoverable and there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to note 35 for more information.

2021 Indicators of Impairment and Reversals
In the fourth quarter of 2021, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in the fourth quarter of 2021, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Long Canyon and an indicator of impairment reversal at Lumwana.

Long Canyon
The delayed timing of permitting activities and an updated geological model resulting in lower production over the LOM plan represented impairment triggers in the fourth quarter of 2021. We performed an analysis and concluded that the carrying amount remained recoverable under the revised LOM plan as at December 31, 2021. The key assumptions used in this assessment were consistent with our testing of goodwill impairment in the fourth quarter of 2021, as listed below.

Lumwana
In the fourth quarter of 2021, the Zambian government enacted amendments to the income tax laws, effective January 1, 2022, which allow for the deductibility of royalties when calculating income tax. We determined that this was an indicator of an impairment reversal, therefore we performed an analysis of the FVLCD and concluded that no reversal was appropriate at this time.

First Quarter 2021
Lagunas Norte
As described in note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the FVLCD. The transaction closed on June 1, 2021.

Key Assumptions
Recoverable amount has been determined based on the estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, weighted average costs of capital, NAV multiples for gold assets, operating costs, capital expenditures, closure costs, future production levels, continued license to operate, evidence of value from current year disposals and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the fair value of mineral resources outside of LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold, copper and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of

BARRICK YEAR-END 2022	146	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Assumptions
The short-term and long-term gold and copper price assumptions used in our fourth quarter 2022 and 2021 impairment testing are as follows:

	2022	2021
Gold price per oz (short-term)	$1,700	$1,700
Gold price per oz (long-term)	1,550	1,500
Copper price per lb (short-term)	3.50	4.00
Copper price per lb (long-term)	3.25	3.00
Neither the increase in the long-term gold price nor long-term copper price assumption from 2021 were considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2022	2021
WACC - gold (range)	4%-13%	3%-8%
WACC - gold (avg)	6%	4%
WACC - copper	n/a	12%
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	20	19

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our LOM plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in NAV multiples and the value per ounce/pound of comparable market entities.
We performed a sensitivity analysis on each gold CGU that was tested as part of the goodwill impairment test, as well as those gold CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices, WACC and NAV multiple.
If the gold price per ounce was increased by $100, the goodwill impairment recognized for Loulo-Gounkoto would have been lower by $617 million, the non-current asset impairment for Veladero would have been lower by $90 million and there would not have been a non-current asset impairment at Long Canyon. If the gold price per ounce was decreased by $100, the goodwill impairment recognized for Loulo-Gounkoto would have been higher by
$283 million, the non-current asset impairments would have increased by $71 million at Veladero and $55 million at Long Canyon and a non-current asset impairment of $278 million would have been recognized at Bulyanhulu.
If the WACC was decreased by 1%, the goodwill impairment recognized for Loulo-Gounkoto would have been lower by $412 million, and a non-current asset impairment of $155 million would have been recognized at Bulyanhulu, no additional non-current asset impairment would have been recognized for Veladero and there would not have been a non-current asset impairment at Long Canyon. If the WACC was increased by 1%, no additional goodwill impairment would have been recognized for Loulo-Gounkoto, an additional non-current asset impairment of $39 million at Long Canyon would have been recognized and there would have been no change in the non-current asset impairment at Veladero.
If the NAV multiple was decreased by 0.1, there would have been no additional goodwill impairment, a non-current asset impairment of $167 million would have been recognized at Bulyanhulu, but no additional non-current asset impairments recognized at Veladero or Long Canyon. If the NAV multiple was increased by 0.1, the goodwill impairment recognized for Loulo-Gounkoto would have been lower by $416 million, the non-current asset impairments would have decreased by $55 million at Veladero and there would have been no change in the non-current asset impairment at Long Canyon.
The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2022	Carrying Value
Loulo-Gounkoto	$3,165
Bulyanhulu	1,047
Veladero	561
Long Canyon	336

BARRICK YEAR-END 2022	147	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
22 ■ Other Assets

	As at December 31, 2022	As at December 31, 2021
Value added taxes receivable[1]	$218	$199
Other investments[2]	112	414
Notes receivable[3]	160	123
Norte Abierto JV Partner Receivable	149	150
Restricted cash[4]	151	147
Prepayments[5]	223	253
Derivative assets[6]	—	53
Other	115	170
	$1,128	$1,509
1Includes VAT and fuel tax receivables of $29 million in Argentina, $119 million in Tanzania and $70 million in Chile (Dec. 31, 2021: $47 million, $94 million and $58 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.
5Primarily relates to prepaid royalties at Carlin and Pueblo Viejo.
6Reclassified to Other Current Assets and primarily consists of contingent consideration received as part of the sale of Massawa in 2020 and Lagunas Norte in 2021.

23 ■ Accounts Payable

	As at December 31, 2022	As at December 31, 2021
Accounts payable	$741	$539
Accruals[1]	556	676
Payroll accruals[1]	259	233
	$1,556	$1,448
12021 figures have been restated to reflect the change in presentation to present payroll accruals ($233 million) separately from accruals.

24 ■ Other Current Liabilities

	As at December 31, 2022	As at December 31, 2021
Payable to Antofagasta plc[1]	$945	$—
Provision for environmental rehabilitation (note 27b)	191	166
Deposit on Pueblo Viejo gold and silver streaming agreement	54	43
Share-based payments (note 34a)	50	57
Pueblo Viejo JV partner shareholder loan (note 29)	32	9
Other	116	63
	$1,388	$338
1Relates to a liability to Antofagasta plc, which will fund their exit from the Reko Diq project, following its reconstitution as described in note 4.

25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2022	As at December 31, 2021
Cash deposits	$2,994	$3,691
Term deposits	1,443	1,582
Money market investments	3	7
	$4,440	$5,280
Of total cash and cash equivalents as of December 31, 2022, $nil (2021: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2022	148	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2021	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2022
5.7% notes[3,10]	$843	$—	$—	$1	$844
5.25% notes[4]	744	—	(375)	3	372
5.80% notes[5,10]	395	—	—	1	396
6.35% notes[6,10]	594	—	—	1	595
Other fixed rate notes[7,10]	1,082	—	—	1	1,083
Leases[8]	68	—	(20)	22	70
Other debt obligations	581	—	—	(3)	578
5.75% notes[9,10]	843	—	—	1	844
	$5,150	$—	($395)	$27	$4,782
Less: current portion[11]	(15)	—	—	—	(13)
	$5,135	$—	($395)	$27	$4,769

	Closing balance December 31, 2020	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2021
5.7% notes[3,10]	$842	$—	$—	$1	$843
5.25% notes[4]	744	—	—	—	744
5.80% notes[5,10]	395	—	—	—	395
6.35% notes[6,10]	594	—	—	—	594
Other fixed rate notes[7,10]	1,081	—	—	1	1,082
Leases[8]	66	—	(20)	22	68
Other debt obligations	590	—	(7)	(2)	581
5.75% notes[9,10]	843	—	—	—	843
	$5,155	$—	($27)	$22	$5,150
Less: current portion[11]	(20)	—	—	—	(15)
	$5,135	$—	($27)	$22	$5,135
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2021: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2021: $750 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2021: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2021: $600 million) of 6.35% notes which mature in 2036.
7Consists of $1.1 billion (2021: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2021: $250 million) of BNAF notes due 2038 and $850 million (2021: $850 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $17 million, Loulo-Gounkoto, $24 million, Veladero, $9 million, Lumwana, $4 million, Hemlo, $2 million, Pascua-Lama, $2 million and Tongon, $2 million (2021: $18 million, $25 million, $2 million, $6 million, $4 million, $2 million and $4 million, respectively).
9Consists of $850 million (2021: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of leases ($13 million; 2021: $15 million).

BARRICK YEAR-END 2022	149	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities including $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which rank equally with Barrick’s other unsecured and unsubordinated obligations.

5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities including $750 million of 5.25% notes that mature in 2042. During 2022, $375 million of the 5.25% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC including $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF including $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving credit facility at that time. We provide an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility
In May 2022, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.00% on drawn amounts, and a standby rate of 0.09% on undrawn amounts. As part of the amendment, the termination date of the Credit Facility was extended from May 2026 to May 2027. The Credit Facility was undrawn as at December 31, 2022.
Interest

	2022		2021
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	37	5.47%	40	5.29%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	70	6.39%	70	6.38%
Leases	4	6.56%	5	7.66%
Other debt obligations	35	6.25%	35	6.25%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	4	2.82%	4	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	29	6.07%	31	6.24%
Other interest	34		21
	$372		$365
Less: interest capitalized	(29)		(16)
	$343		$349
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2022	150	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2023	2024	2025	2026	2027	2028 and thereafter	Total
7.73% notes[2]	BGC	2025	$—	$—	$7	$—	$—	$—	$7
7.70% notes[2]	BGC	2025	—	—	5	—	—	—	5
7.37% notes[2]	BGC	2026	—	—	—	32	—	—	32
8.05% notes[2]	BGC	2026	—	—	—	15	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	850	850
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$—	$—	$12	$47	$—	$4,675	$4,734
Minimum annual payments under leases			$13	$9	$9	$9	$8	$22	$70
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2022 and 2021, we did not enter into any derivative contracts for US dollar interest rates, currencies, or commodity inputs. We had no contracts outstanding at December 31, 2022.

BARRICK YEAR-END 2022	151	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$112	$—	$—	$112
Derivatives	—	59	—	59
Receivables from provisional copper and gold sales	—	188	—	188
	$112	$247	$—	$359

Fair Value Measurements
At December 31, 2021	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$414	$—	$—	$414
Derivatives	—	53	—	53
Receivables from provisional copper and gold sales	—	242	—	242
	$414	$295	$—	$709
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2022		At December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1,5]	$1,358	$1,358	$382	$382
Other investments[2]	112	112	414	414
Derivative assets[3]	59	59	53	53
	$1,529	$1,529	$849	$849
Financial liabilities
Debt[4]	$4,782	$4,922	$5,150	$6,928
Other liabilities[5]	1,562	1,562	473	473
	$6,344	$6,484	$5,623	$7,401
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Primarily consists of contingent consideration received as part of the sale of Massawa and Lagunas Norte.
4Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
5Other assets include a restricted cash balance and other liabilities include a liability to Antofagasta plc. The restricted cash will fund Antofagasta plc’s exit from the Reko Diq project, following its reconstitution as described in note 4.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2022	152	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

At December 31, 2022	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	—	—	648	648
Goodwill[2]	—	—	484	484
1 Property, plant and equipment were written down by $574 million, which was included in earnings in this period.
2 Goodwill was written down at Loulo-Gounkoto by $1,188 million, which was included in earnings in this period.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 ■ Provisions

a) Provisions
	As at December 31, 2022	As at December 31, 2021
Environmental rehabilitation (“PER”)	$2,013	$2,559
Post-retirement benefits	46	48
Share-based payments	14	17
Other employee benefits	36	42
Other	102	102
	$2,211	$2,768

b) Environmental Rehabilitation
	2022	2021
At January 1	$2,725	$3,081
PERs divested during the year	—	(265)
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	(117)	44
Settlements
Cash payments	(102)	(89)
Settlement gains	(5)	(6)
Accretion	23	18
Operating Sites
PER revisions in the year	(317)	(42)
Settlements
Cash payments	(43)	(44)
Settlement gains	(3)	(2)
Accretion	43	30
At December 31	$2,204	$2,725
Current portion (note 24)	(191)	(166)
	$2,013	$2,559

The eventual settlement of substantially all PERs estimated is expected to take place between 2023 and 2062.

The total PER has increased in the fourth quarter of 2022 by $126 million primarily due to changes in cost estimates at our Cortez, Carlin and Pascua-Lama properties, combined with a decrease in the discount rate. For the year ended December 31, 2022, our PER balance decreased by $521 million primarily due to an increase in the discount rate and spending incurred during the year, partially offset by the changes in cost estimates described above. A 1% increase in the discount rate would result in a decrease in the PER by $219 million and a 1% decrease in the discount rate would result in an increase in the PER by $266 million, while holding the other assumptions constant.

BARRICK YEAR-END 2022	153	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents, restricted cash, accounts receivable, notes receivable and JV partner receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during 2022 and 2021 and we do not have any positions outstanding as at December 31, 2022. Our gold and copper production is subject to market prices.

Fuel
We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs.

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.4 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2022).
The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2022 is approximately $39 million (2021: $37 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, restricted cash, notes receivable, JV partner receivable, accounts receivable, as well as derivative assets. To mitigate our inherent exposure to credit risk on all financial assets listed above (other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell our gold and copper production into the world market and to financial institutions and private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

BARRICK YEAR-END 2022	154	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	As at December 31, 2022	As at December 31, 2021
Cash and equivalents	$4,440	$5,280
Accounts receivable	554	623
Derivative assets	59	53
Notes receivable	160	123
Norte Abierto JV partner receivable	172	173
Restricted cash	1,096	147
	$6,481	$6,399

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2022, our total debt was $4.8 billion (debt net of cash and equivalents was $342 million) compared to total debt as at December 31, 2021 of $5.2 billion (debt net of cash and equivalents was $(130) million).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2022) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.01:1 as at December 31, 2022).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2022	155	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

As at December 31, 2022
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,440	$—	$—	$—	$4,440
Accounts receivable	554	—	—	—	554
Notes receivable	—	11	3	146	160
Norte Abierto JV partner receivable	23	25	—	124	172
Restricted cash	945	15	—	136	1,096
Derivative assets	59	—	—	—	59
Trade and other payables	1,556	—	—	—	1,556
Debt	13	30	64	4,697	4,804
Other liabilities	1,017	210	76	259	1,562
As at December 31, 2021
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$5,280	$—	$—	$—	$5,280
Accounts receivable	623	—	—	—	623
Notes receivable	—	1	—	122	123
Norte Abierto JV partner receivable	23	46	—	104	173
Restricted cash	—	12	—	135	147
Derivative assets	—	53	—	—	53
Trade and other payables	1,448	—	—	—	1,448
Debt	15	17	67	5,077	5,176
Other liabilities	30	196	92	155	473

d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2022	As at December 31, 2021
Deposit on Pascua-Lama silver sale agreement	$158	$154
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	415	438
Long-term income tax payable	200	267
GoT shareholder loan	118	150
Pueblo Viejo JV partner shareholder loan	318	164
Provision for offsite remediation	32	52
Other	88	76
	$1,329	1,301
1Revenues of $40 million were recognized in 2022 (2021: $44 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”). Effective January 1, 2020, the GoT received a 16% interest in the shareholder loans owed by Bulyanhulu and Buzwagi, of which $167 million was payable to the GoT. During 2021, $16 million was repaid. During 2022, $32 million was offset against value added taxes recoverable.

BARRICK YEAR-END 2022	156	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders will lend funds pro rata in accordance with their shareholding in Pueblo Viejo. The PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, Facility I was extended to December 31, 2022. Starting in 2023, amortized repayments for Facility I are due to begin twice yearly on the scheduled repayment dates, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is SOFR plus 400 basis points. During 2022, 2021 and 2020, $369 million, $327 million and $104 million, respectively, were drawn on Facility I, fully drawing it down, including $147 million, $131 million and $42 million, respectively, from Barrick’s Pueblo Viejo JV partner. During 2022, $75 million was drawn on Facility II, including $30 million from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, which was the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. The liability had a balance of $158 million as at December 31, 2022 and is measured at amortized cost.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.
Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter. As at December 31, 2022, approximately 317,000 ounces of gold have been delivered.
•75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream. As at December 31, 2022, approximately 11 million ounces of silver have been delivered.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2022	157	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $29 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for these items as at December 31, 2022 is $41 million. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $14,569 million as at December 31, 2022.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2022	As at December 31, 2021
Deferred tax assets
Tax loss carry forwards	$307	$330
Tax credits	—	10
Environmental rehabilitation	205	262
Post-retirement benefit obligations and other employee benefits	31	30
Other working capital	85	68
Other	10	5
	$638	$705
Deferred tax liabilities
Property, plant and equipment	(3,476)	(3,556)
Inventory	(389)	(416)
Accrued interest payable	(1)	3
	($3,228)	($3,264)
Classification:
Non-current assets	$19	$29
Non-current liabilities	(3,247)	(3,293)
	($3,228)	($3,264)

Expiry Dates of Tax Losses

	2023	2024	2025	2026	2027+	No expiry date	Total
Non-capital tax losses[1]
Australia	$—	$—	$—	$—	$—	$54	$54
Barbados	397	212	218	2	131	—	960
Canada	—	—	1	1	2,349	—	2,351
Chile	—	—	—	—	—	979	979
Papua New Guinea	—	—	—	—	127	10	137
Saudi Arabia	—	—	—	—	—	330	330
Tanzania	—	—	—	—	—	1,199	1,199
United Kingdom	—	—	—	—	—	117	117
Others	2	2	1	38	2	9	54
	$399	$214	$220	$41	$2,609	$2,698	$6,181
1Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2022.

The non-capital tax losses include $5,165 million of losses which are not recognized in deferred tax assets. Of these, $399 million expire in 2023, $213 million expire in 2024, $221 million expire in 2025, $41 million expire in 2026, $2,482 million expire in 2027 or later, and $1,809 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2022	158	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Tax Assets Not Recognized

	As at December 31, 2022	As at December 31, 2021
Argentina	$154	$118
Australia	306	302
Barbados	53	27
Canada	954	966
Chile	1,084	1,059
Côte d'Ivoire	6	6
Mali	9	11
Peru	65	79
Saudi Arabia	65	71
Tanzania	109	105
United Kingdom	22	36
United States	15	—
Others	4	3
	$2,846	$2,783
Deferred tax assets not recognized relate to: non-capital loss carry forwards of $1,168 million (2021: $1,048 million), capital loss carry forwards with no expiry date of $262 million (2021: $321 million), and other deductible temporary differences with no expiry date of $1,416 million (2021: $1,414 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2022	2021
Temporary differences
Property, plant and equipment	$80	($181)
Environmental rehabilitation	(56)	(97)
Tax loss carry forwards	(23)	(127)
AMT and other tax credits	(10)	(3)
Inventory	27	48
Other	18	32
	$36	($328)
Intraperiod allocation to:
Income before income taxes	$41	($345)
Income tax payable	(2)	(2)
Other comprehensive (income) loss	(5)	19
Other	2	—
	$36	($328)

Income Tax Related Contingent Liabilities
	2022	2021
At January 1	$257	$266
Additions based on uncertain tax positions related to prior years	1	19
Additions based on uncertain tax positions related to the current year	7	—
Reductions for tax positions of prior years	(45)	(28)
Reclassifications[1]	(160)	—
At December 31[2]	$60	$257
1Following the full implementation of the Framework Agreement in Tanzania, the agreed payment obligations are shown in current and long-term income tax payables.
2If reversed, the total amount of $60 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2015-2022
Australia	2017-2022
Canada	2015-2022
Chile	2015-2022
Côte d'Ivoire	2020-2022
Democratic Republic of Congo	2021-2022
Dominican Republic	2015-2022
Mali	2017-2022
Papua New Guinea	2006-2022
Peru	2016-2022
Saudi Arabia	2019-2022
Tanzania	2018-2022
United States	2022
Zambia	2018-2022

31 ■ Capital Stock

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,349,661 common shares as at December 31, 2022). Our common shares have no par value.

Dividends
In 2022, we declared and paid dividends in US dollars totaling $1,143 million (2021: $634 million).
The Company’s dividend reinvestment plan resulted in $5 million (2021: $5 million) reinvested into the Company.

Return of Capital
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution was paid in three equal tranches of $250 million on June 15, 2021, September 15, 2021 and December 15, 2021.

Share Buyback Program
At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the following 12 months. In 2022, Barrick purchased 24.25 million common shares for a total of $424 million before the program was terminated. At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2022	159	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2022	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2021	$5,978	$1,193	$263	$933	$39	$—	($37)	$8,369
Share of income	980	174	35	71	6	—	—	1,266
Cash contributed	—	—	—	—	—	—	12	12
Increase in non-controlling interest[2]	(49)	—	—	—	—	—	(37)	(86)
Disbursements	(848)	(178)	—	(51)	(16)	—	(18)	(1,111)
At December 31, 2021	$6,061	$1,189	$298	$953	$29	$—	($80)	$8,450
Acquisitions[2]	—	—	—	—	—	329	—	329
Share of income (loss)	633	96	35	(179)	—	—	—	585
Disbursements	(626)	(157)	(12)	(35)	(16)	—	—	(846)
At December 31, 2022	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
1Tanzania mines consist of the two operating mines (North Mara and Bulyanhulu) and Buzwagi which transitioned into closure early in the third quarter of 2021.
2Refer to note 4 for further details.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon
	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
Current assets	$2,408	$3,351	$485	$394	$437	$637	$928	$444	$158	$205
Non-current assets	13,863	13,750	5,003	4,724	1,917	1,798	3,602	4,712	165	192
Total assets	$16,271	$17,101	$5,488	$5,118	$2,354	$2,435	$4,530	$5,156	$323	$397
Current liabilities	586	561	889	633	800	926	189	141	170	76
Non-current liabilities	1,135	1,244	1,421	1,249	422	526	560	575	46	59
Total liabilities	$1,721	$1,805	$2,310	$1,882	$1,222	$1,452	$749	$716	$216	$135
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	$5,573	$6,135	$1,303	$1,514	$1,032	$993	$1,236	$1,249	$356	$368
Income (loss) from continuing operations after tax	3,018	2,246	170	361	210	284	(912)	322	(4)	52
Other comprehensive income	1	9	—	—	—	—	—	—	—	—
Total comprehensive income (loss)	$3,019	$2,255	$170	$361	$210	$284	($912)	$322	($4)	$52
Dividends paid to NCI[2]	$626	$848	$60	$48	$3	$—	$35	$51	$13	$20

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net cash provided by operating activities	$2,693	$3,035	$524	$541	$275	$373	$459	$605	$75	$61
Net cash used in investing activities	(1,103)	(962)	(599)	(522)	(253)	(178)	(322)	(297)	(32)	(17)
Net cash provided by (used in) financing activities	(1,631)	(2,208)	67	(101)	(222)	(100)	(176)	(254)	(76)	(143)
Net increase (decrease) in cash and cash equivalents	($41)	($135)	($8)	($82)	($200)	$95	($39)	$54	($33)	($99)
1Tanzania mines consist of the two operating mines (North Mara and Bulyanhulu) and Buzwagi which transitioned into closure early in the third quarter of 2021.
2Includes partner distributions.

BARRICK YEAR-END 2022	160	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2022	2021
Salaries and short-term employee benefits[1]	$33	$36
Post-employment benefits[2]	4	6
Share-based payments and other[3]	31	25
	$68	$67
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, and PGSU grants and other compensation.

34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $23 million charge to earnings in 2022 (2021: $31 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2022, the weighted average remaining contractual life of RSUs was 0.80 years (2021: 0.75 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2021	561	$12.8	2,623	$38.6
Settled for cash	—	—	(1,435)	(36.2)
Granted	117	2.2	1,300	26.4
Credits for dividends	—	—	30	0.6
Change in value	—	(2.4)	—	1.6
At December 31, 2021	678	$12.6	2,518	$31.0
Settled for cash	—	—	(1,656)	(29.2)
Granted	159	2.9	1,406	24.2
Credits for dividends	—	—	69	1.3
Change in value	—	(1.1)	—	(1.0)
At December 31, 2022	837	$14.4	2,337	$26.3
b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2022, 3,117 thousand units had been granted at a fair value of $38 million (2021: 2,873 thousand units at a fair value of $43 million).

BARRICK YEAR-END 2022	161	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Proposed Canadian Securities Class Actions (Pascua-Lama)
Proposed securities class actions have been commenced against the Company and four of its former senior executives (Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver) in Ontario and Quebec. The proceedings pertain to the Company’s public disclosures concerning the Pascua-Lama Project. In the Ontario litigation, the Plaintiffs have alleged that Barrick made false and misleading statements to the investing public during the period from approximately July 2011 to October 2013 relating to capital cost and schedule estimates for Pascua-Lama, environmental compliance matters in Chile, as well as alleged internal control failures and certain accounting-related matters.
The claim for damages is stated to be more than $3 billion. In the Quebec litigation, the Plaintiff has alleged that Barrick made misrepresentations during the period from approximately April 2011 to October 2013 concerning environmental compliance matters in Chile. An unspecified amount of damages is being sought.
In both Ontario and Quebec, the proposed representative Plaintiffs brought motions seeking: (i) leave of the Court to proceed with statutory secondary market misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions, and therefore allowing the proposed representative Plaintiffs to pursue statutory secondary market misrepresentation claims and other claims on behalf of the proposed classes.
In the Quebec proceeding, the Superior Court of Quebec denied both motions in March 2020. The proposed representative Plaintiff appealed to the Quebec Court of Appeal, which rendered its decision on December 19, 2022. The Court of Appeal allowed the appeal in part. It granted leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a statutory secondary market claim pertaining to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Court also granted class certification in respect of that claim. The Court denied the remainder of the appeal. As a result, as matters currently stand, the proposed representative Plaintiff can pursue a single statutory secondary market misrepresentation claim on behalf of a putative class of shareholders who acquired Barrick shares during the period from July 26, 2012 to
October 31, 2013. He cannot pursue any of the other statutory secondary market misrepresentation claims he had purported to assert, and can only pursue his claims pursuant to the primary market provisions of the Quebec Securities Act and the Civil Code of Quebec on an individual basis rather than on behalf of other shareholders. Barrick is considering whether to seek leave to appeal from the decision of the Quebec Court of Appeal to the Supreme Court of Canada.
In the Ontario proceeding, the motion for leave to proceed with statutory secondary market misrepresentation claims was originally heard in July 2019. In October 2019, the Ontario Superior Court of Justice dismissed all of those claims except for one. The Court granted leave to proceed as against Barrick, Mr. Sokalsky and Mr. Al-Joundi in respect of a claim pertaining to the same statement in Barrick’s Management’s Discussion and Analysis for the second quarter of 2012 as is referred to above. The Plaintiffs appealed to the Court of Appeal for Ontario. In February 2021, the Court of Appeal allowed the proposed representative plaintiffs’ appeal in part. The Court of Appeal set aside the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Court of Appeal upheld the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile.
On March 22, 2022, the Ontario Superior Court of Justice rendered its decision concerning the Plaintiffs’ motion for leave to proceed with statutory secondary market misrepresentation claims pertaining to Barrick’s capital cost and schedule estimates for the Pascua-Lama project and various accounting and financial reporting matters. In its decision, the Court denied leave to proceed in respect of all but two of those claims. The Court solicited additional submissions from the parties before deciding whether to grant leave to proceed in respect of the two remaining claims. On July 18, 2022, the Court rendered a supplemental decision granting the Plaintiffs leave to proceed with the two claims in question as against Barrick, Mr. Regent and Mr. Sokalsky.
The Company filed a motion with the Ontario Divisional Court for leave to appeal from the decision granting the Plaintiffs leave to proceed with those two claims. That motion was dismissed on November 29, 2022. The Plaintiffs have appealed to the Court of Appeal for Ontario from the decision of the Superior Court to deny leave to proceed in respect of their other statutory secondary market claims.
The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed has been fully determined.
The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome in either Ontario or Quebec.

BARRICK YEAR-END 2022	162	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.
In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.
In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile, claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required CMN to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.
On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the
Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.
On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.
On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.
Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines.
On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges.  The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect.
On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions imposed on CMN by the SMA in the Revised Resolution from January 2018. As part of its ruling, the Environmental Court also ordered the SMA to reevaluate certain environmental infringements contained in the Revised Resolution which may result in the imposition of additional fines against CMN. The Company confirmed that it will not appeal the Environmental Court’s decision, and the Chilean side of the Pascua-Lama project will be transitioned to closure in accordance with that ruling.

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On October 6, 2020, a group of local farmers challenged the Environmental Court’s decision. The challenge, which was brought before the Chilean Supreme Court, claimed that the fines imposed by the SMA were inadequate and seeks to require the SMA to issue additional and more severe sanctions against CMN. On July 12, 2022, the Chilean Supreme Court rejected that appeal and as a result, the SMA will now determine the appropriate administrative fine to be imposed on CMN with respect to two environmental infringements in accordance with the Environmental Court's decision.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the amount of the additional administrative fine to be imposed by the SMA.

Veladero – Operational Incidents and Associated Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents at the Veladero Valley Leach Facility (“VLF”) occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”), and involving the San Juan Provincial mining authority, the Argentine federal government, and certain residents of Jachal, Argentina. Regulatory authorities were notified following the occurrence of each of these incidents, and remediation and/or monitoring activities were undertaken as appropriate. Although the September 2015 incident resulted in the release of cyanide-bearing process solution into a nearby waterway, environmental monitoring conducted by MAS and an independent third party has demonstrated that the incident posed no risk to human health at downstream communities. Monitoring and inspection following the September 2016 incident and remediation and inspection following the March 2017 incidents confirmed that those incidents did not result in any long-term environmental impacts.

Regulatory Proceedings and Actions
San Juan Provincial Regulatory Proceedings
On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the Mining Code relating to the September 2015 incident. MAS was formally notified of the imposition of an administrative fine in connection with the incident on March 15, 2016. MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. After the San Juan government rejected MAS’ administrative appeal of this decision, on September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts, which is ongoing.
MAS is also the subject of a consolidated provincial regulatory proceeding related to the September 2016 incident and the March 2017 incident. MAS received notice of a resolution on December 27, 2017, from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) for both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration and an appeal with the San Juan Provincial mining authority. MAS was notified in March 2018 that the San Juan Provincial mining authority had rejected the request for reconsideration of the administrative fine. The pending appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action
Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process. The Jachal Court lifted the leaching process suspension in June 2017. The Jachal Court tried to join this proceeding with the Federal Amparo Action (as defined below), triggering a jurisdictional dispute. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court in connection with the Federal Amparo Action described below, meaning that the Jachal Court has retained jurisdiction over the Provincial Amparo Action and the two amparo actions were not effectively joined. The Provincial Amparo Action case file has not yet been remitted to the Jachal Court by the Supreme Court (see “Federal Amparo Action” below).

Federal Amparo Action
On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Federal Court in connection with the March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspension orders described in the Provincial Amparo Action above, and challenged the jurisdiction of the Federal Court as well as the standing of the National Minister of Environment and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. The Company was notified on October 1, 2020, that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that the Federal Court is competent to hear the case. The Federal Court ordered the resumption of the proceedings on February 19, 2021.
On October 12, 2022, MAS received notice of the Federal Amparo Action. MAS submitted its response on October 27, 2022. The matter remains pending before the Federal Court.

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Civil Action
On December 15, 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident. MAS replied to the lawsuit in February 2017 and it also responded to the supplemental claim and intends to continue defending this matter vigorously.

Criminal Matters
Federal Criminal Matters
A federal criminal investigation was initiated by a Buenos Aires federal court (the “Federal Court”) based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the September 2015 incident (the “Federal Investigation”). On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal officials, ruling that the Federal Court does not have jurisdiction to investigate the solution release.
On April 11, 2018, the federal judge indicted three former federal officials, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls during 2015 and the case was sent to trial. The proceeding poses no risk of conviction or liability for any of the directors of MAS.

Glacier Investigation
On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) with regard to the September 2015 incident. On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign the Glacier Investigation to himself, and to request that it be admitted as a party in order to present evidence supporting MAS. On September 14, 2017, the Federal Court of Appeals ordered the federal judge to consolidate the two investigations and clarified that MAS is not a party to the case and therefore does not have standing to seek the recusal of the federal judge, but nonetheless recognized MAS’ right to continue to participate in the case (without clarifying the scope of those rights).
On November 27, 2017, the federal judge indicted four former federal officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s glacier legislation. The Court of Appeals confirmed the indictments and on August 6, 2018, the case was assigned to a federal trial judge.
In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation and will face trial. In 2019, one of the former federal officials, who was indicted on separate charges under both investigations, passed away and charges against him were dropped.
Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges
On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $3.1 million at the prevailing exchange rate at December 31, 2022), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.
On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.
The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.
In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).
Hearings for the Criminal Tax Case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and appealed by the prosecution.
On June 2, 2021, the trial court issued a decision dismissing the Criminal Tax Case against the directors. AFIP appealed and on September 24, 2021, the Mendoza Federal Court of Appeals partially reversed the trial court’s decision, ruling that there was insufficient evidence to either indict the directors or dismiss the case against them, and ordering additional investigation by the trial court. The Criminal Tax Case was remanded to the trial court in accordance with the decision of the Mendoza Federal Court of Appeals, and the trial court has ordered additional evidence to be prepared by the court-appointed expert.
On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.
Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. AFIP appealed this ruling to the Court of Appeals. On November 7, 2022, the Court of Appeals affirmed the dismissal of the charges. AFIP challenged this decision before the Court of Cassation, Argentina’s highest federal criminal court below the National Supreme Court, which granted leave to appeal

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on December 29, 2022. The matter is currently pending before the Court of Cassation.
MAS’s July 2018 appeal of the Tax Assessment remains pending before the Federal Tax Court.
The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs' motion to admit an amended complaint and also filed an opposition to the plaintiffs' motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. To date, neither the plaintiffs nor the Company have advised the Court of an intention to resume the proceedings and the matter has been inactive since November 2011. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan
In April 2010, the Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases (the “Environmental Rules”). The Environmental Rules purport to create a new special civil action or remedy called a “Writ of Kalikasan” available to persons whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation. The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. Damages are not an available remedy under this procedure.
On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome Inc. (“Placer Dome”) and the Company (the “Petition”). The Petition was subsequently transferred to the Court of Appeals.
The Petition alleges that Placer Dome violated the Petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam breach, the 1996 Boac river tailings spill and the failure of
Marcopper Mining Corporation (“Marcopper”) to properly decommission the Marcopper mine. Placer Dome was a minority indirect shareholder of Marcopper at all relevant times. The Petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome and are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.
On April 4, 2011, the Company filed its Return Ad Cautelam (or defence pleading) seeking the dismissal of the Petition with prejudice. Barrick also filed extensive affidavit evidence as required by the Environmental Rules. Placer Dome adopted the Company’s defence as its own.
All appearances by the Company or Placer Dome in the Supreme Court and the Court of Appeals in this matter have been by way of special and limited appearance and without submitting themselves to the jurisdiction of either Court.
The Company filed a motion in March 2011 challenging the constitutionality of the Environmental Rules and the jurisdiction of the Court. On October 18, 2019, the Court of Appeals decided the motion and rejected the Company’s constitutional objections. The Court also held that it has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in the Petition, which “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date.
In November 2011, the case was suspended to permit the parties to explore the possibility of a settlement. Settlement discussions ended unsuccessfully in early 2014, but the proceedings were not re-activated until March 2019 when the Court of Appeals granted the Petitioners’ motion and lifted the order suspending the proceedings.
In December 2019, depositions of all of the Company’s witnesses were conducted. Petitioners’ counsel did not appear at these depositions or conduct any cross-examination of the Company’s witnesses. These transcripts now form part of the evidence in the Court record for the merits hearing and the Petitioners have foregone the opportunity to cross-examine the Company’s witnesses.
Since fall 2019, the Petitioners have taken numerous steps to attempt to file additional evidence and to seek to expand the case beyond the scope of the matters pleaded in the Petition, including to alleged maintenance and structural integrity issues of Marcopper mine infrastructure.
On October 27, 2020, the Province of Marinduque (the “Province”) filed a Motion for Leave to Intervene and a Petition-in-Intervention (the “Intervention Motion”). On January 21, 2021, the Court of Appeals granted the Province’s Intervention Motion and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan proceeding to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues of Marcopper mine infrastructure. On June 24, 2021, the Company filed an urgent motion asking the Court of Appeals to clarify whether its granting leave to the Province to intervene in the Petition expands the scope of issues being litigated in the proceeding. This motion is pending and has not yet been decided by the Court.

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On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province’s Petition-in-Intervention.
On November 2, 2021, the Company filed a Motion to Strike and Reply in respect of the Province’s Petition-in-Intervention. In the Motion to Strike and Reply, the Company seeks to strike those portions of the Petition-in-Intervention that seek to expand the issues or seek novel and additional relief for alleged wrongdoing that is not pleaded in the Petitioners’ Writ of Kalikasan proceeding. This motion is pending and has not yet been decided by the Court.
On February 17, 2021, the Province filed a Motion to Implead asking the Court of Appeals to add Marcopper as a respondent. On June 14, 2021, the Court of Appeals denied the Province’s Motion to add Marcopper as a respondent. On July 2, 2021, the Province of Marinduque filed a Motion for Reconsideration of the June 14, 2021 decision. This motion is pending and has not yet been decided by the Court.
On December 2, 2020, the trial commenced and the trial resumed on January 27, 2021 and again on July 6, 2021, with the Petitioners calling a total of three witnesses over all three trial dates in addition to the two Petitioners (whose affidavits were accepted into evidence on agreement without the requirement to attend in person).
On July 26, 2021, the Petitioners filed their Formal Offer of Evidence, which formally concludes the Petitioners’ evidence portion of the trial. On October 27, 2021, the Company filed its Comments and Opposition to the Petitioners’ Formal Offer of Evidence dated July 26, 2021. The Court has not yet resolved the outstanding issues concerning the Petitioners’ Formal Offer of Evidence.
No further trial dates have been set for the Company’s evidence portion of the trial or for the hearing of the Province’s Petition-in-Intervention.
On June 30, 2022 the Company filed a Motion with the Court seeking court-ordered mediation between the Company and the Province. On October 26, 2022 the Court granted the Motion. Court-annexed mediation attendances took place on November 18, 2022 and January 11, 2023 and a tentative further attendance is scheduled for February 22, 2023. The Court granted an initial 60 day suspension of the proceedings to allow for the mediation and the parties have filed a joint motion to extend the initial 60 day suspension of proceedings for a further 60 days to March 18, 2023.
No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Reko Diq Arbitration
In November 2011, Tethyan Copper Company Pty Limited (“TCC”), a joint venture company through which the Company and Antofagasta plc (“Antofagasta”) each held a 37.5% interest in the Reko Diq project in Pakistan—filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) and against the Government of Balochistan (“GOB”) with the International Chamber of Commerce (“ICC”). In the ICSID arbitration, TCC asserted breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan while in the ICC arbitration,
TCC asserted breaches of TCC’s joint venture agreement with the GOB. Both arbitrations arose out of the unlawful denial of TCC’s application for a mining lease.
In July 2019, the ICSID tribunal found that Pakistan had breached the BIT and awarded $5.84 billion in damages to TCC (the “ICSID Award”). Damages included compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the ICSID Award of $1.753 billion. Compound interest was to continue to apply at a rate of US Prime +1% per annum until the ICSID Award was paid. That same month, the ICC Tribunal issued a partial award, in which it held that certain findings made by the ICSID Tribunal should have preclusive effect in the ICC proceedings (the “ICC Partial Award”).
Pakistan initiated two different proceedings seeking to annul and revise the ICSID Award, respectively. Meanwhile, TCC initiated proceedings in Washington D.C., the British Virgin Islands, Australia, and elsewhere seeking to enforce the ICSID Award. GOB likewise brought a challenge before the United Kingdom High Court seeking to set aside the ICC Partial Award.
While these various proceedings progressed, the Company engaged with the GOP and the GOB to discuss a mutually acceptable framework agreement for the potential development of the Reko Diq project. On March 20, 2022, the Company executed an Umbrella Agreement with Antofagasta plc and the two Governments, pursuant to which, if the conditions to closing were satisfied, the project would be reconstituted with Barrick as the operator and with Antofagasta exiting the project.
Pursuant to the Umbrella Agreement, a Temporary Standstill Agreement was to be executed once certain conditions related to an escrow account in favor of Antofagasta in the amount of $900 million were satisfied. These conditions were satisfied, and the Temporary Standstill Agreement went into effect on April 5, 2022 and all legal and arbitral proceedings initiated by the parties in relation to the Reko Diq dispute were suspended while the parties worked toward executing definitive agreements.
On December 15, 2022, the parties completed the transaction and executed all definitive agreements allowing for the reconstitution of the Reko Diq project. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the GOB, an additional 15% held by a special purpose company owned by the GOB, and 25% owned by other federal state-owned enterprises. The agreements concluded by the parties included a Comprehensive Resolution Agreement in which Barrick, Antofagasta, TCC, GOP, and GOB, waived and released all claims against each other, including with regard to the ICSID Award and the ICC Partial Award. Pursuant to that agreement, TCC, GOP, and GOB subsequently took steps to terminate all pending legal and arbitration proceedings, including TCC’s actions to enforce the ICSID Award, GOP’s applications to annul and revise the ICSID Award, and GOB’s application to set aside the ICC Partial Award.

Porgera Special Mining Lease
Porgera's Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua

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New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered.
On April 25, 2020, the Porgera gold mine was put on care and maintenance, after Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for the 20-year extension of the SML had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera mine could be reopened, for the benefit of all stakeholders involved.
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new SML, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement.
The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
In the meantime, under standstill arrangements contemplated by the Commencement Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute are to be suspended. These proceedings include Judicial Review actions filed by BNL against the Government of Papua New Guinea in April and September 2020, and international arbitration initiated by Barrick (PD) Australia Pty Limited, the Company’s subsidiary and an investor in the Porgera mine, before the World Bank’s ICSID in September 2020. Notwithstanding these arrangements, the PNG courts have ordered some of the proceedings subject to the standstill to return to court for hearing. One such proceeding, a Special Reference brought by the PNG Attorney General to challenge an earlier procedural ruling in BNL’s favor, was heard by the Supreme Court on December 14, 2022. On January 16, 2023, the Supreme Court held that the Special Reference was an abuse of process (as contended by BNL) and declined to answer the questions it posed. Other proceedings subject to the standstill are listed or in the process of being listed for hearing in the coming months.
In December 2021, a group of local landowners known as the Justice Foundation for Porgera initiated a proceeding in the PNG Supreme Court in which they seek a declaration that as customary landowners they own and can mine the minerals situated on their customary lands, including at the Porgera mine, and that certain provisions of the Mining Act and related provisions of the PNG Constitution are invalid. On July 7, 2022, the PNG Supreme Court dismissed the proceeding on technical grounds. The landowners subsequently filed an application challenging the dismissal of the proceedings, which was also dismissed by the Supreme Court on October 25, 2022. BNL had intervened in this matter to protect its rights.
On February 10, 2022, the Company was informed that certain directors of a shareholder of MRE have sought standing to challenge the validity of MRE’s signature of the Commencement Agreement and this matter has been referred to mediation to which BNL is not a party.

Porgera Tax Audits
In April 2020, BNL received a position paper from the Internal Revenue Commission ("IRC") in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2022) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
taxes to $484 million (including penalties, based on the kina foreign exchange rate as at December 31, 2022). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act, and the Company remains in discussions with the IRC with respect to this matter.
To date, the IRC has not reached a determination on the amended tax assessments. The resolution of BNL’s objections to the IRC’s amended tax assessments is a condition to the reopening of the Porgera mine under the Commencement Agreement.
The Company filed Mutual Agreement Procedure applications in Canada and Papua New Guinea on September 30, 2022, pursuant to the Canada-Papua New Guinea Income Tax Convention Act (the “Canada-PNG Tax Treaty”) to escalate resolution of certain elements of the amended tax assessments to the competent authority (as defined in the Canada-PNG Tax Treaty) in an effort to seek resolution of this matter.
The Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

Tanzania – Concentrate Export Ban and Related Disputes
On March 3, 2017, the Government of Tanzania (“GoT”) announced a general ban on the export of metallic mineral concentrates (the "Ban") following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia Mining plc (“Acacia”) ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.
During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.
In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations.
On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.
Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.
On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own, with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.
On September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to a court-ordered scheme of arrangement (the “Scheme”). Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.
On October 20, 2019, Barrick announced that it had reached an agreement (the “Framework Agreement”) with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick.  The final agreements were submitted to the Tanzanian Attorney General for review and legalization and the Framework Agreement became effective as of January 1, 2020.
The terms of the Framework Agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.
Under the Framework Agreement, the Settlement Payment is required to be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each are to be made, starting on the first anniversary of the fulfillment of all conditions of the Framework Agreement, subject to certain cash flow conditions.
On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.
In October 2020, Twiga paid a maiden interim cash dividend of $250 million, of which $40 million was paid to the GoT.
In March 2022, the Company made a further payment of $40 million, bringing the total amount paid toward the Settlement Amount to date to $140 million.
Barrick and the GoT have satisfied their respective obligations under the Framework Agreement and are now working towards fulfilling their post-completion commitments.

Tanzanian Revenue Authority Assessments
The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.
The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia (then African Barrick Gold plc) to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. In August 2020, the Tanzanian Court of Appeal found African Barrick Gold plc (now called Barrick TZ Limited) to be tax resident in Tanzania upholding an earlier decision from the Tanzania Revenue Authority, and that as a result, withholding tax was payable on the dividends of $41.3 million, plus accrued interest, previously declared and paid between 2010 to 2013, inclusive. During October 2020, Barrick TZ Limited filed a motion for the Court of Appeal to review this decision with written submissions following in December 2020. No date has been set for the Court of Appeal to review its decision.
Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level.
In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues as described under “Tanzania - Concentrate Export Ban and Related Disputes” above.
On October 20, 2019, Barrick announced that it had reached a Framework Agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick effective as of January 1, 2020. For details on the terms of the Framework Agreement, see “Tanzania - Concentrate Export Ban and Related Disputes” above.
All of the tax disputes with the TRA were considered resolved as part of the Framework Agreement with the GoT. In furtherance of this settlement, compromise and release agreements were executed by the parties to each of the tax disputes. These agreements were filed and adopted by the relevant courts in Tanzania for the full and final settlement of the tax disputes.
In light of the resolution of all pending disputes, in October 2022 Barrick took steps to formally withdraw from the international arbitration, which had been initiated by the former Acacia in 2017, and bring those proceedings to an end. The arbitration proceedings were formally terminated on November 29, 2022.

North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court of Justice in respect of alleged security-related incidents in the vicinity of the North Mara Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages. The Company believes that the allegations are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command. The Company intends to defend its interests vigorously and is currently considering its options and next steps in the litigation.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the "2015 Tax Assessment"). The 2015 Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed on certain aspects with CMZ’s position and reduced the Assessment to $678 million (including interest and penalties as at December 31, 2021) which was mainly referring to the deduction related to the intercompany transaction mentioned above. CMZ continued discussions with the Chilean IRS prior to the authority’s final decision.
On March 17, 2020, CMZ filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the 2015 Tax Assessment. The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.
On September 29, 2020, the Tax Court approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding.
On December 30, 2022, the Tax Court issued its decision, dismissing CMZ’s claims and upholding the Zaldívar Tax Assessments as issued by the Chilean IRS. Accordingly, as of December 31, 2022, CMZ’s exposure, including applicable interest and penalties, amounts to approximately $824 million. On January 20, 2023, CMZ filed an appeal against the Tax Court’s decision, which will be heard by the Court of Appeals of La Serena.
The Company continues to believe that the Zaldívar Tax Assessments are without merit and intends to continue to vigorously defend its position.
No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessments as the Company cannot reasonably predict the outcome.

Kibali Customs Dispute
At the end of January and in early February 2022, Kibali Goldmines SA, which owns and operates the Kibali gold mine in the Democratic Republic of Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339 million.
The Company has examined the Customs Authority claims and, except for certain immaterial items for which a provision has already been made, the Company has concluded that they are without merit, as they seek to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, are in line with ministerial instruction letters.
The Company is engaged in discussions with the Customs Authority and Ministry of Finance regarding the customs claims. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.
The Company will vigorously defend its position that the Customs Authority claims are unfounded, and no additional amounts have been recorded for any potential liability arising from these claims as the Company cannot reasonably predict the outcome.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.). The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.
CMZ SpA presented its defense on June 15, 2022. On July 26, 2022, the Court issued an order governing the evidentiary stage of the trial. Following an agreed suspension from July through November 2022, the proceeding resumed. On January 30, 2023, a conciliation hearing was held to address a potential settlement proposal by Albermarle Ltda. As of that hearing date, the proceedings have been stayed for a further 60-day period to allow settlement discussions to continue among the parties. If a definitive settlement is not reached within the stay period, the court is expected to schedule an evidentiary hearing and the case will proceed against the remaining parties.
The Company intends to continue to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

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Corporate Office

Barrick Gold Corporation
161 Bay Street, Suite 3700
Toronto, Ontario M5J 2S1
Canada

Telephone: +1 416 861-9911
Email: investor@barrick.com
Website: www.barrick.com

Shares Listed

GOLD     The New York Stock Exchange
ABX    The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company
P.O. Box 700, Postal Station B
Montreal, Quebec H3B 3K3
or
American Stock Transfer & Trust Company, LLC
6201 – 15 Avenue
Brooklyn, New York 11219

Telephone: 1-800-387-0825
Fax: 1-888-249-6189
Email: inquiries@astfinancial.com
Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer
Mark Bristow
+1 647 205 7694
+44 788 071 1386

Senior Executive Vice-President and
Chief Financial Officer
Graham Shuttleworth
+1 647 262 2095
+44 779 771 1338

Investor and Media Relations
Kathy du Plessis
+44 20 7557 7738
barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated permitting timelines related to the Goldrush Project, as well as opportunities for development in the Redhill mining zone during the permitting process; the planned updating of the historical Reko Diq feasibility study and targeted first production; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Pueblo Viejo plant expansion and mine life extension project, including approval of the final location of the additional TSF for Pueblo Viejo following submission of the ESIA in the Dominican Republic and changes to the estimated capital cost of that facility following the completion of pre-feasibility engineering, proposed Lumwana Super Pit Expansion, new mobile equipment fleet at Lumwana, and Veladero Phase 7 leach pad and power transmission line projects, solar power

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projects at NGM and Loulo-Gounkoto, the completion of final construction activities for the Turquoise Ridge Third Shaft, and the Jabal Sayid Lode 1 project; the potential development of a super pit at Lumwana; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; the timeline for execution and effectiveness of definitive agreements to implement the binding Commencement Agreement between PNG and BNL and the timeline for resolution of outstanding tax audits with PNG’s IRC; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), TSF management, responsible water use, biodiversity and human rights initiatives; Barrick’s engagement with local communities to manage the Covid-19 pandemic; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a ROD for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, approval of the final location of the additional TSF for Pueblo Viejo following submission of the ESIA in the Dominican Republic, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new SML for Porgera; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions

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are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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